Sabre.

2024 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Sabre Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-36422	20-8647322
(State or other jurisdiction of incorporation or organization)	**(Commission File Number)**	**(I.R.S. Employer Identification No.)**

3150 Sabre Drive
Southlake, TX 76092
(Address, including zip code, of principal executive offices)

(682) 605-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 par value	SABR	The NASDAQ Stock Market LLC
(Title of class)	**(Trading symbol)**	**(Name of exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   Yes ☐   No ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   Yes ☐   No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by non-affiliates, as of June 30,2024, was $682,381,656. As of February 14, 2025, there were 386,006,318 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2025 annual meeting of stockholders to be held on April 23, 2025, are incorporated by reference in Part III of this Annual Report on Form 10-K.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the section "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7, contains information that may constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our strategies. In many cases, you can identify forward-looking statements by terms such as "expects," "intends," "focus," "believes," "vision," "will," "outlook," "focus," "may," "predicts," "potential," "anticipates," "estimates," "should," "plans," "could," "likely," "commit," "guidance," "incremental," "preliminary," "forecast," "continue," "strategy," "estimate," "objective," "project," or the negative of these terms or other comparable terminology. The forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions and are subject to risks, uncertainties and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date they are made. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in Part I, Item 1A, "Risk Factors," in Part I, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results" and elsewhere in this Annual Report.

In this Annual Report on Form 10-K, references to "Sabre," the "Company," "we," "our," "ours" and "us" refer to Sabre Corporation and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

PART I

ITEM 1.   BUSINESS

Overview

Sabre Corporation is a Delaware corporation formed in December 2006. On March 30, 2007, Sabre Corporation acquired Sabre Holdings Corporation ("Sabre Holdings"). Sabre Holdings is the sole direct subsidiary of Sabre Corporation. Sabre GLBL Inc. ("Sabre GLBL") is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre GLBL or its direct or indirect subsidiaries conduct all of our businesses. Our principal executive offices are located at 3150 Sabre Drive, Southlake, Texas 76092.

At Sabre, we make travel happen. Our vision is to be the most valued global technology platform in travel. We are committed to helping our customers take on the biggest opportunities and solve the most complex challenges in travel. We connect the world's leading travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with travel buyers in a comprehensive travel marketplace. We also offer travel suppliers an extensive suite of leading software solutions, ranging from airline and hotel reservations systems to solutions that manage day-to-day hotel operations. We are committed to helping customers operate more efficiently, drive revenue and offer personalized traveler experiences with next-generation technology solutions.

Business Segments and Products

We operate our business and present our results through two business segments: (i) Travel Solutions, our global travel solutions for travel suppliers and travel buyers, including a broad portfolio of software technology products and solutions for airlines, and (ii) Hospitality Solutions, an extensive suite of leading software solutions for hoteliers. Financial information about our business segments and geographic areas is provided in Note 19. Segment Information, to our consolidated financial statements in Part II, Item 8 in this Annual Report on Form 10-K.

Travel Solutions

Our Travel Solutions business provides global travel solutions for travel suppliers and travel buyers through a business-to-business travel marketplace consisting of our global distribution network and a broad set of solutions that integrate with our distribution platform to add value for travel suppliers and travel buyers. Our distribution business facilitates travel by efficiently bringing together travel content such as inventory, prices and availability from a broad array of travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with a large network of travel buyers, including online travel agencies ("OTAs"), offline travel agencies, travel management companies ("TMCs"), and corporate travel departments.

Additionally, our Travel Solutions business offers a broad portfolio of software technology products and solutions, through software-as-a-service ("SaaS") and hosted delivery model, to airlines and other travel suppliers and provides industry-leading and comprehensive software solutions that help our customers better market, sell, serve and operate. Our product offerings include reservation systems for full-cost and low-cost carriers, commercial and operations products, agency solutions and data-driven intelligence solutions. In 2024, we launched SabreMosaic™, a proprietary offer and order retailing platform for airlines that is designed and built on a modular and open technology structure, enabling airlines to dynamically create, sell and deliver an array of personalized content to travelers. Our reservation systems bring together intelligent decision support solutions that enable end-to-end retailing. Our commercial and operations products offer services to our customers to enable them to better use our products and help optimize their commercial and operations platforms.

Hospitality Solutions

Our Hospitality Solutions business provides software and solutions, through SaaS and hosted delivery models, to hoteliers around the world. Our SaaS solutions empower hotels and hotel chains to manage pricing, reservations, and retail offerings across thousands of distribution channels while improving guest experience throughout the traveler journey. We serve over 40,000 properties in over 175 countries.

Growth Strategy

At Sabre, we are a technology company focused on four strategic areas: generating positive free cash flow, achieving sustainable long-term growth, driving innovation and enhancing our value propositions, and the continued modernization of our technology. Our growth strategy includes enhancing relationships with customers by promoting the benefits to them and travelers of adopting additional products and services, adapting those products to the changing needs of the travel ecosphere, including integrating new distribution capability ("NDC"), and pricing them in ways that align with our customers, growing our customer base by continuing to innovate our products, adding desirable content, and aligning our technology and personnel to best highlight our value proposition globally and expanding opportunities by extending our product lines into closely related areas of travel where our customer relationships can efficiently drive adoption.

Technology and Operations

Our technology strategy is focused on achieving operational stability, reliability, resiliency, security and performance at an efficient overall cost while continuing to innovate and create incremental value for our customers. Significant investment has gone into implementing a more modern, unified technical architecture with an emphasis on standardization, simplicity, efficiency, security, and scalability. We invest heavily in software development, delivery, and operational support capabilities and seek to provide best in class products for our customers. We operate standardized infrastructure in our cloud computing environments across hardware, operating systems, databases, and other key enabling technologies to minimize costs on non-differentiators. We expect to continue to make significant investments in our information technology infrastructure to modernize our architecture, drive efficiency and quality in development, lower recurring technology costs, further enhance the stability and security of our network, comply with data privacy and accessibility regulations, and focus on service-enabled and cloud-based solutions. We expect to see ongoing improvements in developer productivity, operational efficiency, and customer capabilities by utilizing generative artificial intelligence ("AI") technologies.

Over the last several years, our architecture has evolved from mainframe-based transaction processing to more secure, primarily cloud-based distributed processing. A variety of products and services run on this technology infrastructure: high-volume, machine learning based air and hotel shopping systems; sales and support applications for airlines, hotels, and travel agencies; airline and hotel inventory management and operational support systems; machine learning driven analytics and decision support systems; and web services that provide automated interfaces for intelligent retailing, distribution, and fulfillment of travel-related products and services. Additionally, we enable a variety of advanced retailing and servicing capabilities that are generative AI based, such as conversational chatbots for our airline customers. The flexibility and scale of our cloud-based technology infrastructure allow us to quickly deliver a broad variety of SaaS solutions and evolve these solutions to meet the changing needs of the travel industry.

Customers

Travel Solutions customers consist of travel suppliers, including airlines, hotels and other lodging providers, car rental brands, rail carriers, cruise lines, tour operators, attractions and services; a large network of travel buyers, including OTAs, offline travel agencies, TMCs and corporate travel departments; and airports, governments and tourism boards. Airlines served by Travel Solutions vary in size and are located in every region of the world, and include hybrid carriers and low-cost carriers ("LCCs") (collectively, "LCC/hybrids"), global network carriers and regional network carriers. Our airline and agency customers are in various phases of adopting NDC strategies, and those strategies vary by customer. Hospitality Solutions has a global customer base of over 40,000 hotel properties of all sizes.

Sources of Revenue

Transactions—Our Travel Solutions business generates distribution revenue for bookings made through our global distribution system ("GDS") (e.g., air, car and hotel bookings) and through our partners and generally we are paid directly by the travel supplier. A transaction occurs when a travel agency or corporate travel department books or reserves a travel supplier's product using our GDS, for which we receive a fee. Transaction fees include, but are not limited to, transaction fees paid by travel suppliers for selling their inventory through our GDS and fees paid by travel agency subscribers related to their use of certain solutions integrated with our GDS. We receive revenue from the travel supplier and the travel agency according to the commercial arrangement with each.

SaaS and Hosted—We generate Travel Solutions' IT Solutions revenue and Hospitality Solutions revenue through upfront solution implementation fees and recurring usage-based fees for the use of our software solutions hosted on secure platforms or deployed via SaaS. We maintain our SaaS and hosted software and manage the related infrastructure with the assistance of third-party providers. We collect the implementation fees and recurring usage-based fees pursuant to contracts with terms that typically range between three and ten years and generally include minimum annual volume requirements.

Software Licensing—We generate Travel Solutions' IT Solutions revenue from fees for the on-site installation and use of our software products. Many contracts under this model generate additional revenue for the maintenance of the software product.

Professional Service Fees—We generate Travel Solutions' IT Solutions revenue and Hospitality Solutions revenue through offerings that utilize the SaaS and hosted revenue model which are sometimes sold as part of multiple performance obligation arrangements for which we also provide professional services, including consulting services. Our professional services are primarily focused on helping customers achieve better utilization of and return on their software investment. Often, we provide these services during the implementation phase of our SaaS solutions.

Media and Retailing—We generate Hospitality Solutions revenue from customers that advertise their website or booking engine on digital marketing channels. We also generate Hospitality Solutions revenue through retailing offerings and are typically paid a portion of the value of each transaction according to commercial arrangements.

Competition

We operate in highly competitive markets. Travel Solutions competes with several other regional and global travel marketplace providers, including other GDSs, local distribution systems and travel marketplace providers primarily owned by airlines or government entities, as well as with direct distribution by travel suppliers. In addition to other GDSs and direct distributors, there are a number of other competitors in the travel distribution marketplace, including new entrants in the travel space, that offer metasearch capabilities that direct shoppers to supplier websites and/or OTAs, third party aggregators and peer-to-peer options for travel services. Travel Solutions also competes with a variety of providers in a rapidly evolving marketplace which includes global and regional IT providers, various specialists in selected product areas, service providers and airlines that develop their own in-house technology. Hospitality Solutions operates in a dynamic marketplace that includes large global players, significant new entrants and hotels that develop their own in-house technology.

Intellectual Property

We use software, business processes and proprietary information to carry out our business. These assets and related intellectual property rights are significant assets of our business. We rely on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures, and contractual provisions to protect these assets and we license software and other intellectual property both to and from third parties. We may seek patent protection on business processes and other inventions relating to our business, and our software and related documentation may also be protected under trade secret and copyright laws where applicable. We may also benefit from both statutory and common law protection of our trademarks.

Although we rely heavily on our brands, associated trademarks, and domain names, we do not believe that our business is dependent on any single item of intellectual property, or that any single item of intellectual property is material to the operation of our business. However, since we consider trademarks to be a valuable asset of our business, we maintain our trademark portfolio throughout the world by filing trademark applications with the relevant trademark offices, renewing appropriate registrations and regularly monitoring potential infringement of our trademarks in certain key markets.

Government Regulation

We are subject to or affected by international, federal, state and local laws, regulations and policies, which are constantly subject to change. These laws, regulations and policies include regulations applicable to the GDS in the European Union ("EU"), Canada, the United States and other locations.

We are subject to the application of data protection and privacy regulations in many of the U.S. states and countries in which we operate, including the General Data Protection Regulation ("GDPR") in the EU. See "Risk Factors—Our collection, processing, storage, use and transmission of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views on data privacy, or security incidents."

We are also subject to prohibitions administered by the Office of Foreign Assets Control (the "OFAC rules") and other similar global prohibitions, as applicable. The OFAC rules prohibit U.S. persons from engaging in financial transactions with or relating to the prohibited individual, entity or country, require the blocking of assets in which the individual, entity or country has an interest, and prohibit transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons) to such individual, entity or country.

Our businesses may also be subject to legislation and regulations affecting issues such as: trade sanctions, exports of technology, antitrust, anticorruption, telecommunications, artificial intelligence, and e-commerce. These regulations may vary among jurisdictions. For example, Russia has adopted legislation and related regulations, effective October 30, 2022, that require activities related to the development, creation and operation of automated information systems for processing domestic air transportation within the Russian Federation to be owned and operated by Russian residents or legal entities with no updates from or connection with systems abroad. This legislation and these regulations have prohibited our ability to provide these services in Russia, which has negatively impacted our revenue and results. On May 23, 2024, Russia issued a decree establishing a process for the seizure of assets of U.S. companies and nationals in Russia, further limiting our ability to operate and provide services in Russia.

See "Risk Factors— Any failure to comply with regulations or any changes in such regulations governing our businesses could adversely affect us."

Seasonality

The travel industry is seasonal in nature. Travel bookings and the revenue we derive from those bookings, are typically seasonally strong in the first and third quarters, but decline significantly each year in the fourth quarter, primarily in December. We recognize air-related revenue at the date of booking, and because customers generally book their November and December holiday leisure-related travel earlier in the year and business-related travel declines during the holiday season, revenue resulting from bookings is typically lower in the fourth quarter. Similarly, we experience seasonality in our cash flow from operations with the first quarter lower in collections, reflecting the revenue generated in December, and higher cash outflows with annual compensation and incentive consideration payments, for the previous year.

Human Capital

We maintain a strategic framework that defines areas of focus for our culture and talent and highlights how we enable our people to execute the plans and priorities for our technology, product, financial and customer strategies.

Our People—In 2023, we began implementing a cost reduction plan that reduced our workforce by approximately 19% compared to 2022, impacting our human capital metrics through the year ended December 31, 2024. All activities associated with this plan are substantially complete as of December 31, 2024. We have not experienced any work stoppages and consider our relations with our employees to be good. As of December 31, 2024, we had 6,253 employees worldwide, consisting of the following:

	No of Employees	% of Total
United States	1,580	25 %
Asia-Pacific	1,812	29 %
Europe	1,678	27 %
All Other [1]	1,183	19 %
Total	6,253	100 %

[1] Includes Canada, Mexico, Latin America, Middle East, and Africa.

Talent Acquisition, Development and Retention—Through our long operating history and experience with technological innovation, we appreciate the importance of retention, growth and development of our employees. We seek to set compensation at competitive levels that help enable us to hire, incentivize, and retain high-caliber employees. We have launched our Leadership Framework to support our employees and cultivate talent. This framework includes frequent one-on-one conversations, regular team meetings, meaningful performance feedback, timely recognition and supportive career development. Our formal and informal reward, recognition and acknowledgement programs encourage employees to recognize peers, teams and departments to honor their champions and help promote satisfaction and engagement. To assist in retaining key talent, we offer compensation programs to certain key employees, such as long-term performance-based cash incentive awards, performance-based restricted stock unit awards, time-based restricted stock unit awards, and other awards as appropriate. We monitor and evaluate various turnover and attrition metrics throughout our management teams.

Diversity and Inclusion—With 56 offices around the globe, we believe that diversity and inclusion are at the core of our success and that the different backgrounds, experiences, perspectives, and ideas of our employees are critical to spur innovation, drive growth and sustain competitive advantage in our industry. We maintain eight inclusion groups and an Inclusion and Diversity Council to help define a globally consistent approach to inclusion and diversity.

Health and Wellness—The health and safety of our team members is of the utmost importance. In addition to core health and welfare benefits, our wellness program offers resources to promote physical, emotional, and mental well-being. We maintain certain assistance programs to continue to support the well-being of our team members, including team members that operate in a remote working environment. Additionally, to help ensure the safety and wellness of our employees, we have provided robust parental leave programs and enhanced our personal time off benefits, and maintain a hybrid work environment that allows our employees additional flexibility in work arrangements and opportunities to work remotely. Recently, we implemented a policy that permits employees that experience the birth or adoption of a child to work remotely for one year, which also aligns with our focus on inclusion.

Corporate Responsibility—We invest globally in our communities by encouraging employee volunteerism on company time through one paid day off per quarter for community volunteering. Our employees have donated a significant number of volunteer hours to support our community-oriented and philanthropic culture.

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and under these requirements, we file reports, proxy and information statements and other information with the Securities and Exchange Commission ("SEC"). Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available through the investor relations section of our website at investors.sabre.com. Reports are available free of charge as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K.

We may use our website, our LinkedIn account and our X account (@Sabre_Corp) as additional means of disclosing information to the public. The information disclosed through those channels may be considered to be material and may not be otherwise disseminated by us, so we encourage investors to review our website, LinkedIn and X account. The contents of our website or social media channels referenced herein are not incorporated by reference into this Annual Report on Form 10-K.

ITEM 1A.   RISK FACTORS

The following risk factors may be important to understanding any statement in this Annual Report on Form 10-K or elsewhere. Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below. Any one or more of these factors could directly or indirectly cause our actual results of operations and financial condition to vary materially from past or anticipated future results of operations and financial condition. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, results of operations and stock price.

Risks Related to Our Business and Industry

Our revenue is highly dependent on transaction volumes in the global travel industry, particularly air travel transaction volumes.

Our Travel Solutions and Hospitality Solutions revenue is largely tied to travel suppliers' transaction volumes rather than to their unit pricing for an airplane ticket, hotel room or other travel products. This revenue is generally not contractually committed to recur annually under our agreements with our travel suppliers. As a result, our revenue is highly dependent on the global travel industry, particularly air travel from which we derive a substantial amount of our revenue, and correlates with global travel, tourism and transportation transaction volumes. Our revenue is therefore highly susceptible to declines in or disruptions to leisure and business travel that may be caused by factors entirely out of our control, and therefore may not recur if these declines or disruptions occur.

Various factors have caused, and may in the future cause, temporary or sustained disruption to leisure and business travel. The impact these disruptions have had, and would in the future have, on our business depends on the magnitude and duration of such disruption. These factors include, among others: (1) general and local economic conditions, including recessions and inflationary pressures; (2) financial instability of travel suppliers and the impact of any fundamental corporate changes to such travel suppliers, such as airline bankruptcies, consolidations, or suspensions of service on the cost and availability of travel content; (3) factors that affect demand for travel such as outbreaks of contagious diseases, including COVID-19, influenza, Zika, Ebola and the MERS virus, increases in fuel prices, government shutdowns, changing attitudes towards the environmental costs of travel, safety concerns and movements toward remote working environments and changes in business practices; (4) political events like acts or threats of terrorism, hostilities, war and political unrest; (5) inclement weather, natural or man-made disasters and the effects of climate change; and (6) factors that affect supply of travel, such as travel restrictions, regulatory actions, aircraft groundings, or changes to regulations governing airlines and the travel industry, like government sanctions that do or would prohibit doing business with certain state-owned travel suppliers, work stoppages or labor unrest at any of the major airlines, hotels or airports. Societal norms with respect to travel may change permanently in ways that cannot be predicted and that can change the travel industry in a manner adverse to our business.

Our ability to recruit, train and retain employees, including our key executive officers and technical employees, is critical to our results of operations and future growth.

Our continued ability to compete effectively depends on our ability to recruit new employees and retain and motivate existing employees, particularly professionals with experience in our industry, information technology and systems, as well as our key executive officers. For example, the specialized skills we require can be difficult and time-consuming to acquire and are often in short supply. There is high demand and competition for well-qualified employees on a global basis, such as software engineers, developers and other technology professionals with specialized knowledge in software development, especially expertise in certain programming languages. This competition affects both our ability to retain key employees and to hire new ones. Similarly, uncertainty in the global political environment may adversely affect our ability to hire and retain key employees. Any of our employees may choose to terminate their employment with us at any time, and a lengthy period of time is required to hire and train replacement employees when such skilled individuals leave the company. Furthermore, changes in our employee population, including our executive team, could impact our results of operations and growth. If we fail to attract well-qualified employees or to retain or motivate existing employees, our business could be materially hindered by, for example, a delay in our ability to deliver products and services under contract, bring new products and services to market or respond swiftly to customer demands or new offerings from competitors.

We operate in highly competitive, evolving markets, and if we do not continue to innovate and evolve, our business operations and competitiveness may be harmed.

Travel technology is rapidly evolving as travel suppliers seek new or improved means of accessing their customers and increasing value. We must continue to innovate and evolve our current and future offerings to respond to the changing needs of travel suppliers and meet intense competition. We also face increasing competition as suppliers seek IT solutions that provide the same traveler experience across all channels of distribution, whether indirectly through the GDS or directly through other channels. As travel suppliers adopt innovative solutions that function across channels, our operating results could suffer if we do not foresee the need for new products or services to meet competition either for GDS or for other distribution IT solutions.

Adapting to new technological and marketplace developments has required, and may continue to require, substantial expenditures and lead time and we cannot guarantee that projected future increases in business volume will actually materialize. We have in the past experienced, and may in the future experience, difficulties that could delay or prevent the successful development, marketing and implementation of platforms, enhancements, upgrades and additions. Moreover, we may fail to maintain, upgrade or introduce new products, services, technologies and systems as quickly as our competitors or in a cost-effective manner. For example, we must constantly update our products with new capabilities, such as New Distribution Capability (NDC), to adapt to the changing technological and regulatory environment and customer needs. However, this process can be costly and time-consuming, and our efforts may not be successful as compared to our competitors. Those that we do develop may not achieve acceptance in the marketplace sufficient to generate material revenue or may be rendered obsolete or non-competitive by our competitors' offerings.

In addition, our competitors are constantly evolving, including increasing their product and service offerings through organic research and development or through strategic acquisitions. As a result, we must continue to invest significant resources in order to continually improve the speed, accuracy and comprehensiveness of our services and we have made and may in the future be required to make changes to our technology platforms or increase our investment in technology, increase marketing, adjust prices or business models, acquire or invest in new lines of business and take other actions, which has affected and in the future could affect our financial performance and liquidity. See "—We have a significant amount of indebtedness, which could adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under our indebtedness."

We depend upon the use of sophisticated information technology and systems. Our competitiveness and future results depend on our ability to maintain and make timely and cost-effective enhancements, upgrades and additions to our products, services, technologies and systems in response to new technological developments, industry standards, government regulations, and trends and customer requirements. For example, migration of our enterprise applications and platforms to other hosting environments has caused us and will continue to cause us to incur substantial costs, and has resulted in and could in the future result in instability and business interruptions, which could materially harm our business.

Our industry is marked by rapid technological developments and innovations, such as the use of AI, and evolving industry standards, best practices, and related regulations. See "—Any failure to comply with regulations or any changes in such regulations governing our businesses could adversely affect us." Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than we do, which could impair our ability to compete effectively and adversely affect our results of operations.

Our Travel Solutions business is exposed to pricing pressure from travel suppliers.

Travel suppliers continue to look for ways to decrease their costs and to increase their control over distribution. For example, consolidation in the airline industry, the growth of LCC/hybrids and macroeconomic factors, among other things, have driven some airlines to negotiate for lower fees during contract renegotiations, thereby exerting increased pricing pressure on our Travel Solutions business, which, in turn, negatively affects our revenues and margins. In addition, travel suppliers' use of multiple distribution channels may also adversely affect our contract renegotiations with these suppliers and negatively impact our revenue. Furthermore, as we attempt to renegotiate new GDS agreements with our travel suppliers, they may withhold some or all of their content (fares and associated economic terms) for distribution exclusively through their direct distribution channels (for example, the relevant airline's website) or offer travelers more attractive terms for content available through those direct channels after their contracts expire. As a result of these sources of negotiating pressure, we have in the past and may in the future have to decrease our prices to retain their business. If we are unable to renew our contracts with these travel suppliers on similar economic terms or at all, or if our ability to provide this content is similarly impeded, this would also adversely affect the value of our Travel Solutions business as a marketplace due to our more limited content.

Our travel supplier customers may experience financial instability or consolidation, pursue cost reductions, change their distribution model or undergo other changes.

We generate the majority of our revenue and accounts receivable from airlines. We also derive revenue from hotels, car rental brands, rail carriers, cruise lines, tour operators and other suppliers in the travel and tourism industries. Adverse changes in any of these relationships or the inability to enter into new relationships could negatively impact the demand for and competitiveness of our travel products and services. For example, a lack of liquidity in the capital markets or weak economic performance may cause our travel suppliers to increase the time they take to pay, or to default, on their payment obligations, which could lead to a higher provision for expected credit losses and negatively affect our results. Any large-scale bankruptcy or other insolvency proceeding of an airline or hospitality supplier could subject our agreements with that customer to rejection or early termination, and, if applicable, result in asset impairments which could be significant. Similarly, any suspension or cessation of operations of an airline or hospitality supplier could negatively affect our results. Because we generally do not require security or collateral from our customers as a condition of sale, our revenues may be subject to credit risk more generally.

Furthermore, supplier consolidation, particularly in the airline industry, could harm our business. Our Travel Solutions business depends on a relatively small number of airlines for a substantial portion of its revenue, and all of our businesses are highly dependent on airline ticket volumes. Consolidation among airlines could result in the loss of an existing customer and the related fee revenue, decreased airline ticket volumes due to capacity restrictions implemented concurrently with the consolidation, and increased airline concentration and bargaining power to negotiate lower transaction fees. See "—Our Travel Solutions business is exposed to pricing pressure from travel suppliers."

Our collection, processing, storage, use and transmission of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, differing views on data privacy, or security incidents.

We collect, process, store, use and transmit a large volume of personal data on a daily basis, including, for example, to process travel transactions for our customers and to deliver other travel-related products and services. Personal data is increasingly subject to legal and regulatory protections around the world, which vary widely in approach and which possibly conflict with one another. In recent years, for example, U.S. legislators and regulatory agencies, such as the Federal Trade Commission, as well as U.S. states, have increased their focus on protecting personal data by law and regulation, and have increased enforcement actions for violations of privacy and data protection requirements. The GDPR, a data protection law adopted by the European Commission, and various other country-specific and U.S. state data protection laws have gone into effect or are scheduled to go into effect. These and other data protection laws and regulations are intended to protect the privacy and security of personal data, including credit card information that is collected, processed and transmitted in or from the relevant jurisdiction. Implementation of and compliance with these laws and regulations may be more costly or take longer than we anticipate, or could otherwise adversely affect our business operations, which could negatively impact our financial position or cash flows. Furthermore, various countries have implemented legislation requiring the storage of travel or other personal data locally. Our business could be materially adversely affected by our inability, or the inability of our vendors who receive personal data from us, to operate with regard to the use of personal data, new data handling or localization requirements. Additionally, media coverage of data incidents has escalated, in part because of the increased number of enforcement actions, investigations and lawsuits. As this focus and attention on privacy and data protection continues to increase, we also risk exposure to potential liabilities and costs or face reputational risks resulting from the compliance with, or any failure to comply with applicable legal requirements, conflicts among these legal requirements or differences in approaches to privacy and security of personal data.

Implementation of software solutions often involves a significant commitment of resources, and any failure to deliver as promised on a significant implementation could adversely affect our business.

In our Travel Solutions and Hospitality Solutions businesses, the implementation of software solutions often involves a significant commitment of resources and is subject to a number of significant risks over which we may or may not have control. These risks include:

- the features of the implemented software may not meet the expectations or fit the business model of the customer;

- our limited pool of trained experts for implementations cannot quickly and easily be augmented for complex implementation projects, such that resources issues, if not planned and managed effectively, could lead to costly project delays;

- customer-specific factors, such as the stability, functionality, interconnection and scalability of the customer's pre-existing information technology infrastructure, as well as financial or other circumstances could destabilize, delay or prevent the completion of the implementation process, which, for airline reservations systems, typically takes 12 to 18 months; and

- customers and their partners may not fully or timely perform the actions required to be performed by them to ensure successful implementation, including measures we recommend to safeguard against technical and business risks.

As a result of these and other risks, some of our customers may incur large, unplanned costs in connection with the purchase and installation of our software products. Also, implementation projects could take longer than planned or fail. We may not be able to reduce or eliminate protracted installation or significant additional costs. Significant delays or unsuccessful customer implementation projects could result in cancellation or renegotiation of existing agreements, claims from customers, harm our reputation and negatively impact our operating results.

Our Travel Solutions business depends on relationships with travel buyers.

Our Travel Solutions business relies on relationships with several large travel buyers, including TMCs and OTAs, to generate a large portion of its revenue through bookings made by these travel companies. This revenue concentration in a relatively small number of travel buyers makes us particularly dependent on factors affecting those companies. For example, if demand for their services decreases, or if a key supplier pulls its content from us, travel buyers may stop utilizing our services or move all or some of their business to competitors or competing channels. Although our contracts with larger travel agencies often increase the incentive consideration when the travel agency processes a certain volume or percentage of its bookings through our GDS, travel buyers are not contractually required to book exclusively through our GDS during the contract term. Travel buyers also shift bookings to other distribution channels for many reasons, including to avoid becoming overly dependent on a single source of travel content or to increase their bargaining power with GDS providers. Additionally, some regulations allow travel buyers to terminate their contracts earlier.

These risks are exacerbated by increased consolidation among travel agencies and TMCs, which may ultimately reduce the pool of travel agencies that subscribe to GDSs. We must compete with other GDSs and other competitors for their business by offering competitive upfront incentive consideration, which, due to the strong bargaining power of these large travel buyers, tend to increase in each round of contract renewals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results—Increasing travel agency incentive consideration" in our Annual Report on Form 10-K for more information about our incentive consideration. However, any reduction in transaction fees from travel suppliers due to supplier consolidation or other market forces could limit our ability to increase incentive consideration to travel agencies in a cost-effective manner or otherwise affect our margins.

Our Travel Solutions and Hospitality Solutions businesses depend on maintaining and renewing contracts with their customers and other counterparties.

In connection with our Travel Solutions and Hospitality Solutions businesses, we enter into contracts with travel buyers, travel suppliers and hotels. Although most of our Travel Solutions travel buyer contracts have terms of one to three years, we typically have non-exclusive, five- to ten-year contracts with our major travel agency customers. We also typically have three- to five-year contracts with corporate travel departments, which generally renew automatically unless terminated with the required advance notice. A meaningful portion of our travel buyer agreements, typically representing approximately 15% to 20% of our bookings, are up for renewal in any given year. Similarly, our Travel Solutions contracts with airline travel suppliers have a typical duration of three to seven years for larger airlines and one to three years for smaller airlines, and are generally subject to automatic renewal at the end of the term. Airlines are not typically contractually obligated to distribute exclusively through our GDS during the contract term and may terminate their agreements with us upon providing the required advance notice after the expiration of the initial term. Our Hospitality Solutions business is based on contracts with hotels for a typical duration of three to five years, which are generally subject to automatic renewal at the end of the initial term unless terminated by either party with the required advance notice. We cannot guarantee that we will be able to renew our Travel Solutions or Hospitality Solutions contracts in the future on favorable economic terms or at all, and the termination or expiration of these agreements could materially adversely impact our business. See "—Our Travel Solutions business is exposed to pricing pressure from travel suppliers." Additionally, we use several third-party distributor partners and equity method investments to extend our GDS services in Europe, the Middle East, and Africa ("EMEA") and Asia-Pacific ("APAC"). The termination of our contractual arrangements with any of these third-party distributor partners and equity method investments could adversely impact our Travel Solutions business in the relevant regions. See "—We rely on third-party distributor partners and equity method investments to extend our GDS services to certain regions, which exposes us to risks associated with lack of direct management control and potential conflicts of interest." for more information on our relationships with our third-party distributor partners and equity method investments.

In addition, our failure to renew some or all of our Travel Solutions agreements on economically favorable terms or at all, or the early termination of these existing contracts, would adversely affect the value of our Travel Solutions business as a marketplace due to our limited content and distribution reach, which could cause some of our subscribers to move to a competing GDS or use other travel technology providers for the solutions we provide and would materially harm our business, reputation and brand. Our business therefore relies on our ability to renew our agreements with our travel buyers, travel suppliers, third-party distributor partners and equity method investments or developing relationships with new travel buyers and travel suppliers to offset any customer losses.

We are subject to a certain degree of revenue concentration among a portion of our customer base. Because of this concentration among a small number of customers, if an event were to adversely affect one of these customers, it could have a material impact on our business.

We are exposed to risks associated with payment card industry data ("PCI") compliance.

The PCI Data Security Standard ("PCI DSS") is a specific set of comprehensive security standards required by credit card brands for enhancing payment account data security, including but not limited to requirements for security management, policies, procedures, network architecture, and software design. PCI DSS compliance is required in order to maintain credit card processing services. The cost of compliance with PCI DSS is significant and may increase as the requirements change. For example, the Payment Card Industry Security Standards Council has released version 4.0 of its Data Security Standard, and we are in the process of incorporating these new standards on our existing processes and controls. We are assessed periodically for assurance and successfully completed our last annual assessment in October 2024. Compliance does not guarantee a completely secure environment and notwithstanding the results of this assessment there can be no assurance that payment card brands will not request further compliance assessments or set forth additional requirements to maintain access to credit card processing services. See "—Security incidents expose us to liability and could damage our reputation and our business." Compliance is an ongoing effort and the requirements evolve as new threats are identified. In the event that we were to lose PCI DSS compliance status (or fail to renew compliance under a future version of the PCI DSS), we could be exposed to increased operating costs, fines and penalties and, in extreme circumstances, may have our credit card processing privileges revoked, which would have a material adverse effect on our business.

We are involved in various legal proceedings which may cause us to incur significant fees, costs and expenses and may result in unfavorable outcomes.

We are involved in various legal proceedings that involve claims for substantial amounts of money or which involve how we conduct our business. See Note 18. Commitments and Contingencies, to our consolidated financial statements. Depending on the outcome of any of these matters, and the scope of the outcome, the manner in which our airline distribution business is operated could be affected and could potentially force changes to the existing airline distribution business model. The defense of these actions, as well as any of the other actions described under Note 18. Commitments and Contingencies, to our consolidated financial statements or elsewhere in this Annual Report on Form 10-K, and any other actions that might be brought against us in the future, is time consuming and diverts management's attention. Even if we are ultimately successful in defending ourselves in such matters, we are likely to incur significant fees, costs and expenses as long as they are ongoing. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

Any failure to comply with regulations or any changes in such regulations governing our businesses could adversely affect us.

Parts of our business operate in regulated industries and could be adversely affected by unfavorable changes in or the enactment of new laws, rules or regulations applicable to us, which could decrease demand for, or restrict access to, our products and services, increase costs or subject us to additional liabilities. Moreover, regulatory authorities have relatively broad discretion to grant, renew and revoke licenses and approvals and to implement or interpret regulations. Accordingly, these regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with the applicable regulatory or licensing requirements or any interpretation of such requirements by the regulatory authority. In addition, we are subject to or affected by international, federal, state and local laws, regulations and policies, which are constantly subject to change. These include data protection and privacy legislation and regulations, as well as legislation and regulations affecting issues such as: trade sanctions, exports of technology, antitrust, anticorruption, antiboycott, telecommunications, AI, cybersecurity, environmental, social and governance matters, and e-commerce. Our failure to comply with any of these requirements, interpretations, legislation or regulations could have a material adverse effect on our operations.

Further, the United States has imposed economic sanctions, and could impose further sanctions in the future, that affect transactions with designated countries, including but not limited to, Cuba, Iran, the Crimea, Donetsk and Luhansk regions of Ukraine, North Korea and Syria, and nationals and others of those countries, and certain specifically targeted individuals and entities engaged in conduct detrimental to U.S. national security interests. These sanctions are administered by the Office of Foreign Assets Control ("OFAC") and are typically known as the OFAC rules. The OFAC rules, and similar regulations in other countries, are extensive and complex, and they differ from one sanctions regime to another. Failure to comply with these regulations could subject us to legal and reputational consequences, including civil and criminal penalties.

We have GDS contracts with carriers that fly to Cuba, Iran, the Crimea, Donetsk and Luhansk regions of Ukraine, North Korea and Syria but are based outside of those countries and are neither owned by those governments or nationals of those countries/regions nor themselves sanctioned. With respect to Iran, Sudan, North Korea and Syria we believe that our activities are designed to comply with certain information and travel-related exemptions. With respect to Cuba, we have advised OFAC that we display on the Sabre GDS flight information for, and support booking and ticketing of, services of non-Cuban airlines that offer service to Cuba to customers outside the United States. Based on advice of counsel, we believe these activities to fall under an exemption from OFAC regulations applicable to the transmission of information and informational materials and transactions related thereto. We believe that our activities with respect to these countries are known to OFAC and other regulators. We note, however, that sanctions regulations and related interpretive guidance are complex and subject to varying interpretations. Due to this complexity, a regulator's interpretation of its own regulations and guidance varies on a case by case basis. As a result, we cannot provide any guarantees that a regulator will not challenge any of our activities in the future, which could have a material adverse effect on our results of operations.

In Europe, GDS regulations or interpretations thereof may increase our cost of doing business or lower our revenues, limit our ability to sell marketing data, impact relationships with travel buyers, airlines, rail carriers or others, impair the enforceability of existing agreements with travel buyers and other users of our system, prohibit or limit us from offering services or products, or limit our ability to establish or change fees. Although regulations specifically governing GDSs have been lifted in the United States, they remain subject to general regulation regarding unfair trade practices by the U.S. Department of Transportation ("DOT"). In addition, continued regulation of GDSs in the E.U. and elsewhere could also create the operational challenge of supporting different products, services and business practices to conform to the different regulatory regimes. We do not currently maintain a central database of all regulatory requirements affecting our worldwide operations and, as a result, the risk of non-compliance with the laws and regulations described above is heightened. Our failure to comply with these laws and regulations could subject us to fines, penalties and potential criminal violations. Any changes to these laws or regulations or any new laws or regulations may make it more difficult for us to operate our business.

In addition, in connection with the current military conflict in Ukraine, the United States, the United Kingdom, the European Union and other governments have imposed varying sanctions and export-control measure packages impacting Russia and certain regions of Ukraine and Belarus and may implement additional sanctions and export controls in the future. The conflict and these sanctions and export controls have prevented us, and in the future could further prevent or discourage us, from performing or renewing existing contracts with or receiving payments from customers in those countries. In addition, the conflict or these sanctions and export controls have prevented and in the future could further prevent or discourage third parties on whom we may rely from continuing to perform in those countries. These sanctions, export controls and related items, as well as actions taken by us or others in response to them or otherwise in connection with the military conflict, have adversely impacted, and in the future could further adversely impact, our business, results of operations and financial condition.

Effective October 30, 2022, Russian legislation and related regulations have required activities related to the development, creation and operation of automated information systems for processing domestic air transportation within the Russian Federation to be owned and operated by Russian residents or legal entities with no updates from or connection with systems abroad. This legislation and these regulations have prohibited our ability to provide these services in Russia, which has negatively impacted our revenue and results. On May 23, 2024, Russia issued a decree establishing a process for the seizure of assets of U.S. companies and nationals in Russia, further limiting our ability to operate and provide services in Russia.

As noted, the regulations and sanctions described above, as well as other sanctions regimes, are complex. While we have a compliance program in place to help us address these items, there can be no assurance that we will be able to consistently address them in an effective manner. Any failure to comply with these sanctions, export controls and related rules and regulations may subject us to fines, penalties and potential criminal violations. In the third quarter of 2022, we identified elements of our sanctions compliance program that were not functioning as we intended, which we believe we have substantially addressed. In identifying these elements, we became aware that we received payments that were not material in amount from an air carrier in Russia for GDS services, and the receipt of these payments may be in violation of U.K. sanctions. We have voluntarily disclosed the receipt of these payments to the U.K. Office of Financial Sanctions Implementation (OFSI). If OFSI were to impose a penalty, we believe that it would not be material; however, there can be no assurance of the amount of any such penalty.

We are exposed to risks associated with acquiring or divesting businesses or business operations.

We have acquired, and, as part of our growth strategy, may in the future acquire, businesses or business operations. We may not be able to identify suitable candidates for additional business combinations and strategic investments, obtain financing on acceptable terms for such transactions, obtain necessary regulatory approvals or otherwise consummate such transactions on acceptable terms, or at all.

Any acquisitions that we are able to identify and complete may also involve a number of risks, including our inability to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees; the diversion of our management's attention from our existing business to integrate operations and personnel; possible material adverse effects on our results of operations during the integration process; becoming subject to contingent or other liabilities, including liabilities arising from events or conduct predating the acquisition that were not known to us at the time of the acquisition; and our possible inability to achieve the intended objectives of the acquisition, including the inability to achieve anticipated business or financial results, cost savings and synergies. Acquisitions may also have unanticipated tax, regulatory and accounting ramifications, including recording goodwill and nonamortizable intangible assets that are subject to impairment testing on a regular basis and potential periodic impairment charges and incurring amortization expenses related to certain intangible assets. To consummate any of these acquisitions, we may need to raise external funds through the sale of equity or the issuance of debt in the capital markets or through private placements, which may affect our liquidity and may dilute the value of our common stock. See "—We have a significant amount of indebtedness, which could adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under our indebtedness."

We have also divested, and may in the future divest, businesses or business operations. Any divestitures may involve a number of risks, including the diversion of management's attention, significant costs and expenses, failure to obtain necessary regulatory approvals, implementation of transition services related to such divestitures, the loss of customer relationships and cash flow, and the disruption of the affected business or business operations. Failure to timely complete or to consummate a divestiture may negatively affect the valuation of the affected business or business operations or result in restructuring charges.

We rely on the value of our brands, which may be damaged by a number of factors, some of which are out of our control.

We believe that maintaining and expanding our portfolio of product and service brands are important aspects of our efforts to attract and expand our customer base. Our brands may be negatively impacted by, among other things, unreliable service levels from third-party providers, customers' inability to properly interface their applications with our technology, the loss or unauthorized disclosure of personal data, including PCI or personally identifiable information ("PII"), or other bad publicity due to litigation, regulatory concerns or otherwise relating to our business. See "—Security incidents expose us to liability and could damage our reputation and our business." Any inability to maintain or enhance awareness of our brands among our existing and target customers could negatively affect our current and future business prospects.

We rely on third-party distributor partners and equity method investments to extend our GDS services to certain regions, which exposes us to risks associated with lack of direct management control and potential conflicts of interest.

Our Travel Solutions business utilizes third-party distributor partners and equity method investments to extend our GDS services in EMEA and APAC. We work with these partners to establish and maintain commercial and customer service relationships with both travel suppliers and travel buyers. Since, in many cases, we do not exercise full management control over their day-to-day operations, the success of their marketing efforts and the quality of the services they provide are beyond our control. If these partners do not meet our standards for distribution, our reputation may suffer materially, and sales in those regions could decline significantly. Any interruption in these third-party services, deterioration in their performance or termination of our contractual arrangements with them could negatively impact our ability to extend our GDS services in the relevant markets. In addition, our business may be harmed due to potential conflicts of interest with our equity method investments.

Risks Related to Technology and Intellectual Property

We rely on the availability and performance of information technology services provided by third parties, including network, cloud, mainframe and SaaS providers.

Our businesses are dependent on IT infrastructure and applications operated for us by network, cloud, mainframe and SaaS providers. The commercial services we offer to our customers generally run on infrastructure provided by third parties and cloud providers. We also use multiple third-party SaaS platforms to operate our services, run our business, and support our customers, including IT service management, program and project management, enterprise resource planning, customer relationship management and human resource management systems.

Our success is dependent on our ability to maintain effective relationships with these third-party technology and service providers. Some of our agreements with third-party technology and service providers are terminable for cause on short notice and often provide limited recourse for service interruptions. We could face significant additional cost or business disruption if: (1) Any of these providers fail to enable us to provide our customers and suppliers with reliable, real-time access to our systems. For example, we have previously experienced a significant outage of the Sabre platform due to a failure on the part of one of our service providers, and such outages may occur in the future. This outage, which affected our Travel Solutions business, lasted several hours and caused significant problems for our customers. Any such future outages could cause damage to our reputation, customer loss and require us to pay compensation to affected customers for which we may not be indemnified or compensated. (2) Our arrangements with such providers are terminated or impaired and we cannot find alternative sources of technology or systems support on commercially reasonable terms or on a timely basis.

Our success depends on maintaining the integrity of our systems and infrastructure, which may suffer from failures, capacity constraints, business interruptions and forces outside of our control.

We may be unable to maintain and improve the efficiency, reliability and integrity of our systems. Unexpected increases in the volume of our business could exceed currently allocated system capacity, resulting in service interruptions, outages and delays. These constraints could also lead to the deterioration of our services or impair our ability to process transactions and have in the past and could in the future lead to higher costs. We occasionally experience system interruptions that make certain of our systems unavailable including, but not limited to, our GDS and the services that our Travel Solutions and Hospitality Solutions businesses provide to airlines and hotels. In addition, we have experienced in the past and may in the future occasionally experience system interruptions as we execute changes for the purpose of enhancing our products or achieving other technological objectives. System interruptions prevent us from efficiently providing services to customers or other third parties, and have in the past and could in the future cause damage to our reputation and result in the loss of customers and revenues or cause us to incur litigation and liabilities. Although we have contractually limited our liability for damages caused by outages of our GDS (other than damages caused by our gross negligence or willful misconduct), we cannot guarantee that we will not be subject to lawsuits or other claims for compensation from our customers in connection with such outages for which we may not be indemnified or compensated.

Our systems are also susceptible to external damage or disruption. Our systems have in the past been, and at any time, including in the future could be, damaged or disrupted by events such as power, hardware, software or telecommunication failures, human errors, natural events including floods, hurricanes, fires, winter storms, earthquakes and tornadoes, terrorism, break-ins, hostilities, war or similar events. Computer viruses, malware, denial of service attacks, ransomware attacks, attacks on, or exploitations of, hardware or software vulnerabilities, physical or electronic break-ins, phishing attacks, cybersecurity incidents or other security incidents, and similar disruptions affecting the Internet, telecommunication services, our systems, or our customers' systems have caused in the past and could at any time, including in the future, cause service interruptions or the loss of critical data, preventing us from providing timely services. Failure to efficiently provide services to customers or other third parties could cause damage to our reputation and result in the loss of customers and revenues, asset impairments, significant recovery costs or litigation and liabilities. Moreover, such risks are likely to increase as we expand our business, our systems become more complex and the tools and techniques involved become more sophisticated.

Although we have implemented measures intended to protect our critical systems and data and provide comprehensive disaster recovery and contingency plans for certain customers that purchase this additional protection, these protections and plans are not in place for all systems. Disasters affecting our facilities, systems or personnel might be expensive to remedy and could significantly diminish our reputation and our brands, and we may not have adequate insurance to cover such costs.

Customers and other end-users who rely on our software products and services, including our SaaS and hosted offerings, for applications that are integral to their businesses may have a greater sensitivity to product errors and security vulnerabilities than customers for software products generally. We utilize various generative AI solutions from third-party providers as part of some of our software products. There are additional risks associated with the use of emerging technologies such as generative

AI, including risks related to testing and validating the security and privacy mechanisms of the third-party providers, as well as risks related to implementing technical security controls to govern and manage this technology in a secure manner. If we were to experience a cybersecurity incident related to the integration of AI capabilities into our software product offerings, or if there are deficiencies or other failures of such AI solutions from our third-party providers, our business and results of operations could be adversely affected. For example, there is a risk that generative AI technologies could produce inaccurate or misleading content or other discriminatory or unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant, nonsensical, or factually incorrect results, all of which could harm our reputation, business, or customer relationships and the operational effectiveness of our AI-enabled systems. AI also presents various emerging legal, regulatory and ethical issues, and the incorporation of AI into our software products could require us to expend significant resources in developing, testing and maintaining our product offerings and may cause us to experience brand, reputational, or competitive harm, or incur legal liability. Additionally, security incidents that affect third parties upon which we rely, such as travel suppliers, may further expose us to negative publicity, possible liability or regulatory penalties. Events outside our control have caused in the past and could in the future cause interruptions in our IT systems, which could have a material adverse effect on our business operations and harm our reputation.

Security incidents expose us to liability and could damage our reputation and our business.

We process, store, and transmit large amounts of data, such as PII of our customers and employees and PCI of our customers, and it is critical to our business strategy that our facilities and infrastructure, including those provided by cloud and mainframe providers or other vendors, remain secure and are perceived by the marketplace to be secure. Our infrastructure may be vulnerable to physical or electronic break-ins, computer viruses, ransomware attacks, or similar disruptive problems.

In addition, we, like most technology companies, are the target of cybercriminals who attempt to compromise our systems. We are subject to and experience threats and intrusions that have to be identified and remediated to protect sensitive information along with our intellectual property and our overall business. To address these threats and intrusions, we have a team of experienced security experts and support from firms that specialize in data security and cybersecurity. We are periodically subject to these threats and intrusions, and sensitive information has in the past been, and could at any time, including in the future, be compromised as a result. In addition, the techniques employed in connection with these threats and intrusions are changing, developing and evolving rapidly, including from emerging technologies such as advanced forms of AI. The costs and impacts related to these incidents, including the costs of investigation and remediation, any associated penalties assessed by any governmental authority or payment card brand, and any indemnification or other contractual obligations to our customers, may be material and could damage our reputation.

As an example, in the third quarter of 2023, we became aware that an unauthorized actor had illegally extracted certain company data and posted it to the dark web. Immediately upon becoming aware of this extraction, we initiated an investigation, with the assistance of cybersecurity and forensics professionals. We have also notified federal law enforcement and have provided, and will continue to provide, other required notifications. To date this cybersecurity incident has not had a material impact on our financial condition, results of operations or liquidity. However, there is no assurance that it will not result in significant costs to us, reputational harm, expenditure of additional resources, lawsuits and related fees, costs and expenses, or regulatory inquiries in the future that could result in a material adverse effect. For example, in December 2024 and January 2025, four lawsuits were filed against us in the United States District Court for the Northern District of Texas, each of which is seeking class certification. The complaints generally assert negligence and other claims based on this cybersecurity incident, and, in addition to monetary damages, the plaintiffs are also seeking declaratory and injunctive relief. We intend to vigorously defend against these claims. See "—We are involved in various legal proceedings which may cause us to incur significant fees, costs and expenses and may result in unfavorable outcomes."

Any computer viruses, malware, denial of service attacks, ransomware attacks, attacks on, or exploitations of, hardware or software vulnerabilities, physical or electronic break-ins, phishing attacks, cybersecurity incidents such as the items described above, or other security incident or compromise of the information handled by us or our service providers may jeopardize the security or integrity of information in our computer systems and networks or those of our customers and cause significant interruptions in our and our customers' operations.

Any systems and processes that we have developed or utilize that are designed to protect customer information and prevent data loss and other security incidents cannot provide absolute security. In addition, we may not successfully implement remediation plans to address all potential exposures. It is possible that we may have to expend additional financial and other resources to address these problems. Failure to prevent or mitigate data loss or other security incidents could expose us or our customers to a risk of loss or misuse of such information, cause customers to lose confidence in our data protection measures, damage our reputation, adversely affect our operating results or result in litigation or potential liability for us. For example, our agreements with customers may require that we indemnify the customer for liability arising from data incidents under the terms of our agreements with these customers. These indemnification obligations could be significant and may exceed the limits of any applicable insurance policy we maintain. While we maintain insurance coverage that may, subject to policy terms and conditions, cover certain aspects of cyber risks, this insurance coverage is subject to a retention amount and may not be applicable to a particular incident or otherwise may be insufficient to cover all our losses beyond any retention. Similarly, we expect to continue to make significant investments in our information technology infrastructure. The implementation of these investments may be more costly or take longer than we anticipate, or could otherwise adversely affect our business operations, which could negatively impact our financial position, results of operations or cash flows.

Intellectual property infringement actions against us could be costly and time consuming to defend and may result in business harm if we are unsuccessful in our defense.

Third parties may assert, including by means of counterclaims against us as a result of the assertion of our intellectual property rights, that our products, services or technology, or the operation of our business, violate their intellectual property rights. We are currently subject to such assertions, including patent and trademark infringement claims, and may be subject to such assertions in the future. These assertions may also be made against our customers who may seek indemnification from us. In the ordinary course of business, we enter into agreements that contain indemnity obligations whereby we are required to indemnify our customers against these assertions arising from our customers' usage of our products, services or technology. As the competition in our industry increases and the functionality of technology offerings further overlaps, these claims and counterclaims could become more common. We cannot be certain that we do not or will not infringe third parties' intellectual property rights.

Legal proceedings involving intellectual property rights are highly uncertain and can involve complex legal and scientific questions. Any intellectual property claim against us, regardless of its merit, could result in significant liabilities to our business, and can be expensive and time consuming to defend. Depending on the nature of such claims, our businesses may be disrupted, our management's attention and other company resources may be diverted and we may be required to redesign, reengineer or rebrand our products and services, if feasible, to stop offering certain products and services or to enter into royalty or licensing agreements in order to obtain the rights to use necessary technologies, which may not be available on terms acceptable to us, if at all, and may result in a decrease of our capabilities. Our failure to prevail in such matters could result in loss of intellectual property rights, judgments awarding substantial damages, including possible treble damages and attorneys' fees, and injunctive or other equitable relief against us. If we are held liable, we may be unable to use some or all of our intellectual property rights or technology. Even if we are not held liable, we may choose to settle claims by making a monetary payment or by granting a license to intellectual property rights that we otherwise would not license. Further, judgments may result in loss of reputation, may force us to take costly remediation actions, delay selling our products and offering our services, reduce features or functionality in our services or products, or cease such activities altogether. Insurance may not cover or be insufficient for any such claim.

We may not be able to protect our intellectual property effectively, which may allow competitors to duplicate our products and services.

Our success and competitiveness depend, in part, upon our technologies and other intellectual property, including our brands. Among our significant assets are our proprietary and licensed software and other proprietary information and intellectual property rights. We rely on a combination of copyright, trademark and patent laws, laws protecting trade secrets, confidentiality procedures and contractual provisions to protect these assets both in the United States and in foreign countries. The laws of some jurisdictions may provide less protection for our technologies and other intellectual property assets than the laws of the United States.

There is no certainty that our intellectual property rights will provide us with substantial protection or commercial benefit. Despite our efforts to protect our intellectual property, some of our innovations may not be protectable, and our intellectual property rights may offer insufficient protection from competition or unauthorized use, lapse or expire, be challenged, narrowed, invalidated, or misappropriated by third parties, or be deemed unenforceable or abandoned, which could have a material adverse effect on our business, financial condition and results of operations and the legal remedies available to us may not adequately compensate us. We cannot be certain that others will not independently develop, design around, or otherwise acquire equivalent or superior technology or intellectual property rights.

While we take reasonable steps to protect our brands and trademarks, we may not be successful in maintaining or defending our brands or preventing third parties from adopting similar brands. If our competitors infringe our principal trademarks, our brands may become diluted or if our competitors introduce brands or products that cause confusion with our brands or products in the marketplace, the value that our consumers associate with our brands may become diminished, which could negatively impact revenue. Our patent applications may not be granted, and the patents we own could be challenged, invalidated, narrowed or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Once our patents expire, or if they are invalidated, narrowed or circumvented, our competitors may be able to utilize the technology protected by our patents which may adversely affect our business. Although we rely on copyright laws to protect the works of authorship created by us, we do not generally register the copyrights in our copyrightable works where such registration is permitted. Copyrights of U.S. origin must be registered before the copyright owner may bring an infringement suit in the United States. Accordingly, if one of our unregistered copyrights of U.S. origin is infringed by a third party, we will need to register the copyright before we can file an infringement suit in the United States, and our remedies in any such infringement suit may be limited. We use reasonable efforts to protect our trade secrets. However, protecting trade secrets can be difficult and our efforts may provide inadequate protection to prevent unauthorized use, misappropriation, or disclosure of our trade secrets, know how, or other proprietary information. We also rely on our domain names to conduct our online businesses. While we use reasonable efforts to protect and maintain our domain names, if we fail to do so the domain names may become available to others. Further, the regulatory bodies that oversee domain name registration may change their regulations in a way that adversely affects our ability to register and use certain domain names.

We license software and other intellectual property from third parties. These licensors may breach or otherwise fail to perform their obligations or claim that we have breached or otherwise attempt to terminate their license agreements with us. We also rely on license agreements to allow third parties to use our intellectual property rights, including our software, but there is no guarantee that our licensees will abide by the terms of our license agreements or that the terms of our agreements will always be enforceable. In addition, policing unauthorized use of and enforcing intellectual property can be difficult and expensive. The fact that we have intellectual property rights, including registered intellectual property rights, may not guarantee success in our attempts to enforce these rights against third parties. Besides general litigation risks, changes in, or interpretations of, intellectual property laws may compromise our ability to enforce our rights. We may not be aware of infringement or misappropriation or elect not to seek to prevent it. Our decisions may be based on a variety of factors, such as costs and benefits of taking action, and contextual business, legal, and other issues. Any inability to adequately protect our intellectual property on a cost-effective basis could harm our business.

We use open source software in our solutions that may subject our software solutions to general release or require us to re-engineer our solutions.

We use open source software in our solutions and may use more open source software in the future. From time to time, there have been claims by companies claiming ownership of software that was previously thought to be open source and that was incorporated by other companies into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software and that we license these modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If we combine or, in some cases, link our proprietary software solutions with or to open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software solutions or license such proprietary solutions under the terms of a particular open source license or other license granting third parties certain rights of further use. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. In addition, open source license terms may be ambiguous and many of the risks associated with usage of open source cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we may be required to seek licenses from third parties in order to continue offering our software, to re-engineer our solutions, to discontinue the sale of our solutions in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition.

Risks Related to Economic, Political and Global Conditions

Our business could be harmed by adverse global and regional economic and political conditions.

Travel expenditures are sensitive to personal and business discretionary spending levels and grow more slowly or decline during economic downturns. Our global presence makes our business potentially vulnerable to economic and political conditions that adversely affect business and leisure travel originating in or traveling to a particular region.

The global economy continues to face significant uncertainty, including increased inflation and interest rates, reduced financial capacity of both business and leisure travelers, diminished liquidity and credit availability, declines in consumer confidence and discretionary income and general uncertainty about economic stability. Furthermore, changes in the regulatory, tax and economic environment in the United States could adversely impact travel demand, our business operations or our financial results. We cannot predict the magnitude, length or recurrence of these impacts to the global economy, which have impacted, and may continue to impact, demand for travel and lead to reduced spending on the services we provide.

Any unfavorable economic, political or regulatory developments in a particular region could negatively affect our business, such as delays in payment or non-payment of contracts, delays in contract implementation or signing, carrier control issues and increased costs from regulatory changes particularly as parts of our growth strategy involve expanding our presence in that region. For example, some regions have experienced or are expected to experience inflationary and/or slowing economic conditions. These adverse economic conditions may negatively impact our business results in those regions.

In addition, the current military conflict in Ukraine and the related imposition of sanctions and export controls on Russia and Belarus, as well as conflicts in the Middle East, have created global economic uncertainty and contributed to inflationary pressures. A significant escalation or expansion of economic disruption, the conflicts' current scope or additional sanctions and export controls and actions taken in response to these sanctions and export controls could disrupt our business further, broaden inflationary costs, and have a material adverse effect on our results of operations. See "—Our revenue is highly dependent on transaction volumes in the global travel industry, particularly air travel transaction volumes."

We operate a global business that exposes us to risks associated with international activities.

Our international operations involve risks that are not generally encountered when doing business in the United States. These risks include, but are not limited to: (1) business, political and economic instability in foreign locations, including actual or threatened terrorist activities, and military action, as well as the effects of the current military conflict in Ukraine and in the Middle East; (2) adverse laws and regulatory requirements, including more comprehensive regulation in the E.U. and legislation and related regulations in Russia (see "—Any failure to comply with regulations or any changes in such regulations governing our businesses could adversely affect us."); (3) changes in foreign currency exchange rates and financial risk arising from transactions in multiple currencies; (4) difficulty in developing, managing and staffing international operations because of distance, language and cultural differences; (5) disruptions to or delays in the development of communication and transportation services and infrastructure; (6) more restrictive data privacy requirements, including the GDPR; (7) consumer attitudes, including the preference of customers for local providers, as well as attitudes of other stakeholders stemming from our actions or inactions arising from or relating to the current military conflict in Ukraine; (8) increasing labor costs due to high wage inflation in foreign locations, differences in general employment conditions and regulations, and the degree of employee unionization and activism; (9) export or trade restrictions or currency controls; (10) governmental policies or actions, such as tariffs, consumer, labor and trade protection measures, and travel restrictions, sanctions and export controls, including restrictions implemented in connection with the current military conflict in Ukraine; (11) taxes, restrictions on foreign investment and limits on the repatriation of funds; (12) diminished ability to legally enforce our contractual rights; and (13) decreased protection for intellectual property. Any of the foregoing risks may adversely affect our ability to conduct and grow our business internationally.

Risks Related to Our Indebtedness, Financial Condition and Common Stock

We have a significant amount of indebtedness, which could adversely affect our cash flow and our ability to operate our business and to fulfill our obligations under our indebtedness.

We have a significant amount of indebtedness. As of December 31, 2024, we had $5.1 billion of indebtedness outstanding which is net of debt issuance costs and unamortized discounts. Our substantial level of indebtedness increases the possibility that we may not generate enough cash flow from operations to pay, when due, the principal of, interest on or other amounts due in respect of, these obligations. Other risks relating to our long-term indebtedness include: (1) increased vulnerability to general adverse economic and industry conditions; (2) higher interest expense if interest rates increase on our floating rate borrowings and our hedging strategies do not effectively mitigate the effects of these increases or if we have to incur additional indebtedness in a higher interest rate environment; (3) the need to divert a significant portion of our cash flow from operations to payments on our indebtedness and interest, thereby reducing the availability of cash to fund working capital, capital expenditures, acquisitions, investments and other general corporate purposes; (4) limited ability to refinance our existing indebtedness or to obtain additional financing on terms we find acceptable, if needed, for working capital, capital expenditures, expansion plans and other investments, which may adversely affect our ability to implement our business strategy; (5) limited flexibility in planning for, or reacting to, changes in our businesses and the markets in which we operate or to take advantage of market opportunities; and (6) a competitive disadvantage compared to our competitors that have less debt. Subject to market conditions, we have previously, and may in the future, opportunistically refinance portions of our debt in the near term which, at current interest rates and market conditions, may negatively impact our interest expense or result in higher stock dilution.

In addition, it is possible that we may need to incur additional indebtedness in the future in the ordinary course of business. While the terms of our outstanding indebtedness allow us to incur additional debt, subject to limitations, our ability to incur additional secured indebtedness is significantly limited. As a result, we expect that any material increases in total indebtedness, if available and to the extent issued in the future, may be unsecured. The terms of our Amended and Restated Credit Agreement allow us to incur additional debt subject to certain limitations. If new debt is added to current debt levels, the risks described above could intensify. In addition, our inability to maintain certain covenants could result in acceleration of a portion of our debt obligations and could cause us to be in default if we are unable to repay the accelerated obligations.

The terms of our debt covenants could limit our discretion in operating our business and any failure to comply with such covenants could result in the default of all of our debt.

The agreements governing our indebtedness contain and the agreements governing our future indebtedness will likely contain various covenants, including those that restrict our or our subsidiaries' ability to, among other things: (1) incur liens on our property, assets and revenue; (2) borrow money, and guarantee or provide other support for the indebtedness of third parties; (3) pay dividends or make other distributions on, redeem or repurchase our capital stock; (4) prepay, redeem or repurchase certain of our indebtedness; (5) enter into certain change of control transactions; (6) make investments in entities that we do not control, including equity method investments and joint ventures; (7) enter into certain asset sale transactions, including divestiture of certain company assets and divestiture of capital stock of wholly-owned subsidiaries; (8) enter into certain transactions with affiliates; (9) enter into secured financing arrangements; (10) enter into sale and leaseback transactions; (11) change our fiscal year; and (12) enter into substantially different lines of business. These covenants may limit our ability to effectively operate our businesses or maximize stockholder value. Any failure to comply with the restrictions of our Amended and Restated Credit Agreement or any agreement governing our other indebtedness may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related debt, which may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply us with further funds.

We may require more cash than we generate in our operating activities, and additional funding on reasonable terms or at all may not be available.

We cannot guarantee that our business will generate sufficient cash flow from operations to fund our capital investment requirements or other liquidity needs, including in light of the uncertainty related to volume trends. Moreover, because we are a holding company with no material direct operations, we depend on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. As a result, we may be required to finance our cash needs through bank loans, additional debt financing, sales of equity-linked securities, public or private equity offerings or otherwise. Our ability to arrange financing or refinancing and the cost of such financing or refinancing are dependent on numerous factors, including but not limited to general economic and capital market conditions, the availability of credit from banks or other lenders, investor confidence in us, and our results of operations.

There can be no assurance that financing or refinancing will be available on terms favorable to us or at all, which could force us to delay, reduce or abandon our growth strategy, increase our financing costs, or adversely affect our ability to operate our business. Additional funding from debt financings may make it more difficult for us to operate our business because a portion of our cash generated from internal operations would be used to make principal and interest payments on the indebtedness and we may be obligated to abide by restrictive covenants contained in the debt financing agreements, which may, among other things, limit our ability to make business decisions and further limit our ability to pay dividends. Recent increases in interest rates have significantly increased our interest expense, and further increases in interest rates would result in additional interest expense, which would adversely impact our financial performance. In addition, any downgrade of our debt ratings by Standard & Poor's, Moody's Investor Service or similar ratings agencies, increases in general interest rate levels and credit spreads or overall weakening in the credit markets could increase our cost of capital. Furthermore, raising capital through public or private sales of equity, or sales of equity-linked securities, could cause earnings or ownership dilution to your shareholding interests in our company.

We are exposed to interest rate fluctuations.

Our floating rate indebtedness and the potential refinancing of fixed rate indebtedness exposes us to fluctuations in prevailing interest rates. To reduce the impact of large fluctuations in interest rates, we typically hedge a portion of our interest rate risk by entering into derivative agreements with financial institutions. Our exposure to floating interest rates relates primarily to our borrowings under the Amended and Restated Credit Agreement.

The derivative agreements that we use to manage the risk associated with fluctuations in interest rates may not be able to eliminate the exposure to these changes. Additionally, recent interest rate increases have generally increased the cost of debt and we have been, and may in the future be, required to pay higher interest rates on new fixed rate indebtedness we have incurred and may incur in the future in comparison to the interest rates payable on our prior and currently outstanding fixed rate indebtedness, including in connection with the refinancing of such indebtedness. Interest rates are sensitive to numerous factors outside of our control, such as government and central bank monetary policy in the jurisdictions in which we operate. Depending on the size of the exposures and the relative movements of interest rates, if we choose not to hedge or fail to effectively hedge our exposure, we could experience a material adverse effect on our results of operations and financial condition.

The market price of our common stock could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock or convertible instruments in the public market in future offerings, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-linked securities in the future, at a time and price that we deem appropriate. In addition, the additional sale of our common stock by our officers or directors in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. We may issue shares of our common stock or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common stock. If any such acquisition or investment is significant, the number of shares of common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our stockholders. We may also grant registration rights covering shares of our common stock or other securities that we may issue in connection with any such acquisitions and investments. To the extent that any of us, our executive officers or directors sell, or indicate an intent to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly.

We may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments.

Our consolidated balance sheets as of December 31, 2024 contained goodwill and intangible assets, net totaling $2.9 billion. Future acquisitions that result in the recognition of additional goodwill and intangible assets would cause an increase in these types of assets. We do not amortize goodwill and intangible assets that are determined to have indefinite useful lives, but we amortize definite-lived intangible assets on a straight-line basis over their useful economic lives, which range from four to thirty years, depending on classification. We evaluate goodwill for impairment on an annual basis or earlier if impairment indicators exist and we evaluate definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of definite-lived intangible assets used in combination to generate cash flows largely independent of other assets may not be recoverable. We record an impairment charge whenever the estimated fair value of our reporting units or of such intangible assets is less than its carrying value. The fair values used in our impairment evaluation are estimated using a combined approach based upon discounted future cash flow projections and observed market multiples for comparable businesses. Changes in estimates based on changes in risk-adjusted discount rates, future booking and transaction volume levels, travel supplier capacity and load factors, future price levels, rates of growth including long-term growth rates, rates of increase in operating expenses, cost of revenue and taxes, and changes in realization of estimated cost-saving initiatives could result in material impairment charges.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and The NASDAQ Stock Market ("NASDAQ") rules. The requirements of these rules and regulations have increased and will continue to significantly increase our legal and financial compliance costs, including costs associated with the hiring of additional personnel, making some activities more difficult, time-consuming or costly, and may also place undue strain on our personnel, systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain disclosure controls and procedures and internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place, as well as maintaining these controls and procedures, is a costly and time-consuming effort that needs to be re-evaluated frequently. Section 404 of the Sarbanes-Oxley Act ("Section 404") requires that we annually evaluate our internal control over financial reporting to enable management to report on, and our independent auditors to audit as of the end of each fiscal year the effectiveness of those controls. In connection with the Section 404 requirements, both we and our independent registered public accounting firm test our internal controls and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas for further attention or improvement.

Implementing any appropriate changes to our internal controls may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting and other personnel, entail substantial costs to modify our existing accounting systems, or any manual systems or processes, and take a significant period of time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Moreover, adequate internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could cause the market value of our common stock to decline. Various rules and regulations applicable to public companies make it more difficult and more expensive for us to maintain directors' and officers' liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors' and officers' liability insurance, our ability to recruit and retain qualified officers and directors, especially those directors who may be deemed independent for purposes of the NASDAQ rules, will be significantly curtailed.

We may have higher than anticipated tax liabilities.

We are subject to a variety of taxes in many jurisdictions globally, including income taxes in the United States at the federal, state, and local levels, and in many other countries. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We operate in numerous countries where our income tax returns are subject to audit and adjustment by local tax authorities. Because we operate globally, the nature of the uncertain tax positions is often very complex and subject to change, and the amounts at issue can be substantial. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We re-evaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our historical income tax provisions and accruals. Our effective tax rate may change from year to year based on changes in the mix or magnitude of activities and income allocated or earned among various jurisdictions, tax laws in these jurisdictions, tax treaties between countries, our eligibility for benefits under those tax treaties, and the estimated values of deferred tax assets and liabilities, including the estimation of valuation allowances. Such changes could result in an increase or decrease in the effective tax rate applicable to all or a portion of our income or losses which would impact our profitability. We consider the undistributed capital investments in our foreign subsidiaries to be indefinitely reinvested as of December 31, 2024, and, accordingly, have not provided deferred taxes on any outside basis differences for most subsidiaries.

We establish reserves for our potential liability for U.S. and non-U.S. taxes, including sales, occupancy and Value Added Taxes ("VAT"), consistent with applicable accounting principles and considering all current facts and circumstances. We also establish reserves when required relating to the collection of refunds related to value-added taxes, which are subject to audit and collection risks in various countries. Historically our right to recover certain value-added tax receivables associated with our European businesses has been questioned by tax authorities. These reserves represent our best estimate of our contingent liability for taxes. The interpretation of tax laws and the determination of any potential liability under those laws are complex, and the amount of our liability may exceed our established reserves.

New tax laws, statutes, rules, regulations or ordinances could be enacted at any time and existing tax laws, statutes, rules, regulations and ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us to pay additional tax amounts on a prospective or retroactive basis, as well as require us to pay fees, penalties or interest for past amounts deemed to be due. New, changed, modified or newly interpreted or applied laws could also increase our compliance, operating and other costs, as well as the costs of our products and services. The Organisation for Economic Co-operation and Development (OECD) has released Model Rules for a global minimum tax rate of 15% that would apply to multinational entities. Over 140 countries have agreed to enact legislation to implement these rules, with several already enacting domestic laws to do so. In some countries where we operate the new rules are effective in the year 2024 with more expected in the year 2025. We are closely monitoring developments and evaluating the impacts these new rules will have on our tax rate. Additionally, several countries, primarily Canada and in Europe, have proposed or adopted digital services taxes ("DST") on revenue earned by multinational companies from the provision of certain digital services, such as the use of an online marketplace, regardless of physical presence. We continue to evaluate the potential effects that the DST may have on our operations, cash flows and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity Outlook." The future total impact of DST, including on our global operations, is uncertain, as additional countries enact a DST, and our business and financial condition could be adversely affected.

Our pension plan obligations are currently unfunded, and we may have to make significant cash contributions to our plans, which could reduce the cash available for our business.

Our pension plans in the aggregate are estimated to be unfunded by $63 million as of December 31, 2024. With approximately 3,500 participants in our pension plans, we incur substantial costs relating to pension benefits, which can vary substantially as a result of changes in healthcare laws and costs, volatility in investment returns on pension plan assets and changes in discount rates used to calculate related liabilities. Our estimates of liabilities and expenses for pension benefits require the use of assumptions, including assumptions relating to the rate used to discount the future estimated liability, the rate of return on plan assets, inflation and several assumptions relating to the employee workforce (medical costs, retirement age and mortality). Actual results may differ, which may have a material adverse effect on our business, prospects, financial condition or results of operations. Future volatility and disruption in the stock markets could cause a decline in the asset values of our pension plans. In addition, a decrease in the discount rate used to determine minimum funding requirements could result in increased future contributions. If either occurs, or to avoid certain funding-based benefit restrictions, we may need to make additional pension contributions above what is currently estimated or provide security to the plan, which could reduce the cash available for our businesses.

We may not have sufficient insurance to cover our liability in pending litigation claims and future claims either due to coverage limits or as a result of insurance carriers seeking to deny coverage of such claims, which in either case could expose us to significant liabilities.

We maintain third-party insurance coverage against various liability risks, including securities, stockholders, derivative, ERISA, and product liability claims, as well as other claims that form the basis of litigation matters pending against us. We believe these insurance programs are an effective way to protect our assets against liability risks. However, the potential liabilities associated with litigation matters pending against us, or that could arise in the future, could exceed the coverage provided by such programs. In addition, our insurance carriers have in the past sought or may in the future seek to rescind or deny coverage with respect to pending claims or lawsuits, completed investigations or pending or future investigations and other legal actions against us. If we do not have sufficient coverage under our policies, or if the insurance companies are successful in rescinding or denying coverage, we may be required to make material payments in connection with third-party claims.

Defects in our products may subject us to significant warranty liabilities or product liability claims and we may have insufficient product liability insurance to pay material uninsured claims.

Our business exposes us to the risk of product liability claims that are inherent in software development. We may inadvertently create defective software or supply our customers with defective software or software components that we acquire from third parties, which could result in personal injury, property damage or other liabilities, and may result in warranty or product liability claims brought against us, our travel supplier customers or third parties. Under our customer agreements, we generally must indemnify our customers for liability arising from intellectual property infringement claims with respect to our software. These indemnifications could be significant and we may not have adequate insurance coverage to protect us against all claims. The combination of our insurance coverage, cash flows and reserves may not be adequate to satisfy product liabilities we may incur in the future. Even meritless claims could subject us to adverse publicity, hinder us from securing insurance coverage in the future, require us to incur significant legal fees, decrease demand for any products that we successfully develop, divert management's attention, and force us to limit or forgo further development and commercialization of these products. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C.   CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. We maintain a dedicated cybersecurity risk management function, which is integrated as part of our overall enterprise risk management program. Our key cybersecurity risks include, among others, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; remote working environments; third-party risks; technology risks and reputational risks. We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to assess, identify, and manage these risks.

To identify and assess material risks from cybersecurity threats, members of our cybersecurity risk management function, which is led by our Chief Information Security Officer ("CISO"), consider cybersecurity threats within the context of our business environment. Cybersecurity risks are managed through technological, process, and administrative controls that are designed to target the mitigation of risk to levels acceptable to the business. Risk assessment and management include processes for managing third-party cybersecurity risk. These processes provide that third-party cybersecurity risk assessments are to be performed prior to a vendor's engagement, upon contract renewal, and as we may otherwise require. Our formal cybersecurity policy program, which includes a collection of security policies and procedures, is in place to establish requirements, standards, and security controls designed to protect Sabre's technology environment.

We employ information technology and cybersecurity technologies that are designed to protect Sabre's technology environment, detect threats, respond to threats and help support operational resilience. These technologies facilitate the identification of threats and vulnerabilities that may exist in the Sabre technology environment. Protective measures are employed to counter threats and mitigate risk, supporting operational resilience of our technology products. These tools include cloud security posture management, workload protection, endpoint detection and response, network firewalls and intrusion detection systems, identity and access management tools, data protection technologies and logging, monitoring, and alerting tools. Accompanying these tools are various processes such as annual security education and monthly awareness training, security maturity assessments, vulnerability assessments, threat intelligence and hunting, penetration testing, and tabletop exercises to inform our professionals' risk identification and assessment. We practice data protection techniques and processes that are designed to treat our customer data with care. We also utilize third-parties, consultants, and auditors to regularly assess our security program. These assessments include periodic security maturity assessments in which third-parties assess security program maturity against established standards and industry benchmarks, including NIST Cybersecurity Framework 2.0. We also annually engage a Qualified Security Assessor to conduct payment card industry certification on all applicable products and solutions.

Our cybersecurity incident response plan describes the activities we take to identify, detect, respond to and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to provide appropriate reporting and escalation. The program includes appropriate activities to escalate potentially material security incidents to our disclosure committee for review.

Based on the information we have as of the date of this Annual Report with respect to the periods beginning with those covered by this Annual Report, we do not believe any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We, like most technology companies, are the target of cybercriminals who attempt to compromise our systems. We describe risks relating to cybersecurity threats, including as a result of previous cybersecurity incidents in "Item 1A. Risk Factors" in this Annual Report on Form 10-K, under the headings "Our success depends on maintaining the integrity of our systems and infrastructure, which may suffer from failures, capacity constraints, business interruptions and forces outside our control." and "Security incidents expose us to liability and could damage our reputation and our business."

Cybersecurity Governance

The Audit Committee of our Board of Directors has oversight authority to review our plans to mitigate cybersecurity risk. At least quarterly, the Audit Committee receives an overview from management of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, results from third-party assessments, progress towards risk-management-related goals, our incident response plan, and potentially material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to these risks. In such sessions, the Audit Committee generally receives materials including a cybersecurity risk profile scorecard and other materials indicating current and emerging cybersecurity threat risks, and describing the company's ability to mitigate those risks, and discusses such matters with our Chief Information Officer, our CISO, and our Data Privacy Officer. Members of the Audit Committee are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Cybersecurity risks are also considered during separate Audit Committee, Technology Committee and Board of Directors meeting discussions of matters such as enterprise risk management, the annual planning process, our technology transformation, corporate development activity, and other relevant matters.

We also maintain a Cybersecurity Governance Committee, led by our CISO and comprised of senior cross-functional leaders including product, development, operational, and corporate business leaders. The committee oversees our cybersecurity risk management and strategy processes, which are discussed above. Our CISO has over 25 years of prior work experience in various roles involving managing cybersecurity risk, developing cybersecurity strategy, implementing effective information and cybersecurity programs and leading information technology and cybersecurity teams. He graduated with a Bachelor of Science and Master of Science Degree in Electrical Engineering as well as three additional master's degrees, including a Master of Business Administration, and he is a Certified Information Systems Security Professional (ISC2) as well as a Certified Chief Information Security Officer (EC Council).

Members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. As discussed above, the Audit Committee has oversight authority and receives reports regarding cybersecurity threat risks, as well as other cybersecurity related matters, on at least a quarterly basis.

ITEM 2.   PROPERTIES

As a company with global operations, we operate in many countries with a variety of sales, administrative, product development and customer service roles provided in these offices.

Americas: As of December 31, 2024, our corporate and business unit headquarters and domestic operations are located in Southlake, Texas. There are five additional offices across North America and three offices across Latin America that serve in various sales, administration, software development and customer service capacities for all our business segments. All of these offices are leased.

EMEA: We maintain our regional headquarters for Europe, the Middle East, and Africa ("EMEA") in Richmond, United Kingdom. There are 27 additional offices across EMEA that serve in various sales, administration, software development and customer service capacities. All of these offices are leased.

APAC: We maintain our APAC regional operations headquarters in Singapore. There are 18 additional offices across APAC that serve in various sales, administration, software development and customer service capacities. All of these offices are leased.

ITEM 3.   **LEGAL PROCEEDINGS**

The Company and its subsidiaries are from time to time engaged in routine legal proceedings incidental to our business. For a description of our material legal proceedings, see Note 18. Commitments and Contingencies, to our consolidated financial statements included in Item 8 of this Annual Report on Form 10-K, which is incorporated herein by reference. While certain legal proceedings and related indemnification obligations to which we are a party specify the amounts claimed, these claims may not represent reasonably possible losses. Given the inherent uncertainties of litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated, except in circumstances where an aggregate litigation accrual has been recorded for probable and reasonably estimable loss contingencies. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new information or developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. See "Risk Factors —"We are involved in various legal proceedings which may cause us to incur significant fees, costs and expenses and may result in unfavorable outcomes."

ITEM 4.   **MINE SAFETY DISCLOSURES**

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The names and ages of our executive officers as of February 20, 2025, together with certain biographical information, are as follows:

Name	Age	Position
Kurt Ekert	54	Chief Executive Officer and President
Rochelle Boas	51	Executive Vice President and Chief Legal Officer
Jennifer Catto	49	Executive Vice President and Chief Marketing Officer
Joe DiFonzo	59	Executive Vice President and Chief Information Officer
Roshan Mendis	52	Executive Vice President and Chief Commercial Officer, Travel Solutions
Michael Randolfi	52	Executive Vice President and Chief Financial Officer
Shawn Williams	52	Executive Vice President and Chief Administrative Officer
Scott Wilson	57	Executive Vice President, Sabre and President, Hospitality Solutions
Garry Wiseman	48	Executive Vice President and Chief Product and Technology Officer, Travel Solutions

Kurt Ekert has served as Chief Executive Officer and President of Sabre since April 2023. Prior to his election as Chief Executive Officer, Mr. Ekert served as President of Sabre since January 2022. Prior to joining Sabre, Mr. Ekert served as President and Chief Executive Officer of Carlson Worldwide Travel (CWT) from 2016 to 2021. Sabre has an agreement with CWT pursuant to which Sabre provides CWT with access to its GDS and pays incentive fees to CWT, and CWT purchases certain products from Sabre. From 2010 to 2015, he served as Executive Vice President and Chief Commercial Officer of Travelport Worldwide Ltd., a distribution services provider for the global travel industry, and from 2006 to 2010, he served as Chief Operating Officer of Gulliver's Travel Associates (GTA), a division of Travelport. From 2002 to 2006, he served in executive roles of increasing responsibility at Cendant (at then Cendant subsidiaries Travelport and Orbitz Worldwide). Prior to joining Cendant, Mr. Ekert's experience in the travel industry included a number of senior finance roles at Continental Airlines. He also served four years as an active duty officer in the US Army. Mr. Ekert serves as a director of Passur Aerospace, Inc., a business intelligence company, and a director of ZYTLYN. He previously was Chairman of the US Department of Commerce Travel & Tourism Advisory Board, as well as a director for each of eNett, Carlson Travel Inc., the World Travel & Tourism Council, and the UNGA Global Partnership to End Violence Against Children.

Rochelle Boas is Executive Vice President and Chief Legal Officer. Prior to joining Sabre in 2024, Ms. Boas served from 2023 to 2024 as General Counsel and Corporate Secretary of Octus (formerly, Reorg Research, Inc.), a leading provider of intelligence, data and workflow for the global credit markets. From 2021 to 2023, she served as General Counsel and Corporate Secretary of LeafLink, Inc., a leading unified wholesale platform designed specifically for the licensed cannabis industry. From 2006 to 2020, she served in various roles, including Senior Vice President, Deputy General Counsel and Corporate Secretary, in the Legal Department of Travelport Worldwide Limited, a travel technology company.

Jennifer Catto is Executive Vice President and Chief Marketing Officer. Prior to joining Sabre in 2025, Ms. Catto served as Chief Marketing Officer and Interim Product Officer at Travelport Worldwide Limited, a travel technology company, since 2024. From 2016 to 2020, she served as Chief Marketing Officer at Telaria, a computer software platform company. From 2015 to 2016, Ms. Catto was SVP, Integrated Marketing, of Evolve Media, LLC, a digital media company. Prior to that, she served in various roles at Travelocity, Conde Nast, and SAY.

Joe DiFonzo is Executive Vice President and Chief Information Officer. Prior to becoming Executive Vice President, he served as Senior Vice President and Chief Information Officer from July 2017 to 2023. Prior to joining Sabre, he served as both Chief Technology Officer and CIO at Syniverse, a global provider of communication and information services for mobile network operators. He previously spent 20 years at Convergys/Cincinnati Bell Information Systems, as corporate product line architect and leading multiple product development teams for the telecom industry. Mr. DiFonzo holds a bachelor's degree in computer science from the University of Central Florida.

Roshan Mendis has served as Executive Vice President and Chief Commercial Officer, Travel Solutions since 2020. Mr. Mendis previously served as Chief Commercial Officer for the Travel Network business from 2018 to 2020, and prior to that served as Senior Vice President of International Markets for Sabre from 2017 to 2018. From 2015 to 2017, Mr. Mendis served as Senior Vice President of Asia Pacific for Sabre. Mr. Mendis has also served as President of Travelocity and Zuji, consumer-facing brands that were part of the Sabre portfolio. He completed his undergraduate studies at Chaminade University of Honolulu and University of Cambridge (UK) and later earned his MBA at the Rice University.

Michael Randolfi is Executive Vice President and Chief Financial Officer. Prior to joining Sabre in 2022, Mr. Randolfi served as Chief Financial Officer of BFA Industries, a beauty subscription business, from April 2021 until August 2022. From August 2019 through April 2021, he served as Senior Vice President and Chief Financial Officer of Adtalem Global Education Inc., a workforce solutions provider. Prior to joining Adtalem, Mr. Randolfi served as the Chief Financial Officer of Groupon, Inc. from April 2016 to August 2019. Prior to Groupon, Mr. Randolfi served as Chief Financial Officer of Orbitz Worldwide, Inc. from March 2013 until November 2015 (when he departed following its acquisition by Expedia, Inc.). Prior to Orbitz, Mr. Randolfi spent fourteen years with Delta Airlines in a variety of executive financial roles culminating in Senior Vice President and Controller. Mr.

Randolfi received a Master of Business Administration from Emory University and his Bachelor of Arts degree from the University of South Florida.

Shawn Williams has served as Executive Vice President and Chief Administrative Officer since 2024. Mr. Williams previously served as Executive Vice President and Chief People Officer from 2020 to 2024. Prior to joining Sabre in 2020, Mr. Williams served as Chief Human Resources Officer of Scientific Games, a global technology gaming company, from 2017 to 2020. From 2016 to 2017, he served as Senior Vice President and Chief Administrative Officer of LeEco Holdings North America, a consumer electronics business. Mr. Williams served as Senior Vice President and Chief Administrative Officer of Samsung Electronics America, an electronics and telecommunications company. He holds a bachelor's degree in business administration from the University of Houston.

Scott Wilson is Executive Vice President and President, Hospitality Solutions. Prior to joining Sabre in September 2020, Mr. Wilson served as Executive Vice President and Chief Commercial Officer of Great Wolf Resorts, the largest family of indoor water park resorts in North America, since 2017. While there, he was responsible for a number of areas of Great Wolf's business, including sales, marketing, digital, revenue management, data and analytics, contact centers, and merchandising. From 2010 to 2017, Mr. Wilson served as Vice President, e-Commerce and Merchandising, at United Airlines, Inc. one of the largest global airlines. In addition to e-commerce and merchandising functions, he was also responsible for distribution and commercial analytics. From 2007 to 2010, Mr. Wilson was Vice President, Digital Marketing, at Marriott International, Inc. with responsibility for all performance and social media marketing across Marriott's full portfolio of brands. Prior to that, he held digital, marketing, and strategy leadership roles at BCG, America Online, Netscape, and American Airlines. Mr. Wilson is a current board member of Alliant Credit Union. Mr. Wilson received a Master of Science in Industrial Engineering (MBA) from Carnegie Mellon University and his Bachelor of Arts degree from the University of California, Berkeley.

Garry Wiseman has served as Executive Vice President and Chief Product and Technology Officer, Travel Solutions since 2023. Mr. Wiseman previously served as Executive Vice President and Chief Product Officer from 2022 to 2023. Prior to joining Sabre in 2022, Mr. Wiseman served as Senior Vice President and Chief Digital Officer of Nautilus, Inc., a global leader in innovative home fitness solutions, from October 2020 to 2022. From 2017 to 2020, he served as Senior Vice President of Digital Customer Experience for Dell Technologies Inc., a technology company, and from 2014 to 2017, he served as Vice President – Product Management at salesforce.com, inc., a leader in customer management technology.

ITEM 5. **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock is listed on the NASDAQ Global Select Market under the symbol "SABR." As of February 14, 2025, there were 95 stockholders of record of our common stock. There were no shares repurchased during the year ended December 31, 2024. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Recent Events Impacting Our Liquidity and Capital Resources—Share Repurchase Program."

Stock Performance Graph

The following graph shows a comparison from December 31, 2019 through December 31, 2024 of the cumulative total return for our common stock, the Nasdaq Composite Index ("NASDAQ Composite"), the Standard & Poor's 500 Stock Index ("S&P 500") and the Standard & Poor's Software and Services Index ("S&P 500/Software & Services") (collectively, the "Indices"). The graph assumes that $100 was invested at the market close on December 31, 2019 in the common stock of Sabre Corporation and the Indices as well as reinvestments of dividends. The stock price performance of the following graph is not necessarily indicative of future stock price performance.



The stock performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing by us under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate the graph by reference in such filing.

ITEM 6. **[Reserved]**

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in Item 8 of this Annual Report on Form 10-K.

Overview

At Sabre, we make travel happen. We are a technology company that operates our business and presents our results through two business segments: (i) Travel Solutions, our global business-to-business travel marketplace for travel suppliers and travel buyers, including a broad portfolio of software technology products and solutions for airlines, and (ii) Hospitality Solutions, an extensive suite of leading software solutions for hoteliers.

A significant portion of our revenue is generated through transaction-based fees that we charge to our customers. For Travel Solutions, we generate revenue from our distribution activities through transaction fees for bookings on our GDS, and from our IT solutions through recurring usage-based fees for the use of our SaaS and hosted systems, as well as upfront fees and professional services fees. For Hospitality Solutions, we generate revenue from recurring usage-based fees for the use of our SaaS and hosted systems, as well as upfront fees and professional services fees. Items that are not allocated to our business segments are identified as corporate and primarily include stock-based compensation expense, litigation costs, corporate headcount-related costs and other items that are not identifiable with either of our segments.

Recent Developments Affecting our Results of Operations

The travel ecosystem has shifted over the past few years, resulting in the changing needs of our airline, hotel and agency customers, for which we have established strategic priorities with the goal of achieving sustainable long-term growth. Recent industry air distribution volume growth has generally leveled-off, which may continue into the future and could impact our rate of growth. In 2024, we have experienced some year-on-year bookings growth due to some overall industry growth as well as implementation of certain commercial wins from our strategic priorities. Passengers boarded for IT solutions has been negatively impacted by prior customer de-migrations, which has been partially offset by customer growth.

During the second quarter of 2023, we announced and began to implement a cost reduction plan designed to reposition our business and structurally reduce our cost base. As a result of this cost reduction plan, we incurred restructuring costs beginning in the second quarter of 2023 associated with our workforce. Since the second quarter of 2023, we have incurred costs of $83 million in connection with this business plan, within our consolidated statement of operations. We do not expect additional restructuring charges associated with these activities to be significant as all activities associated with this plan are substantially complete as of December 31, 2024. We have realized a significant portion of the expected benefits of $200 million in our results of operations during 2024.

We believe that we have resources to sufficiently fund our liquidity requirements over at least the next twelve months, including the aggregate payment of approximately $231 million of principal due at maturity under current debt facilities; however, given the uncertain economic environment and the leveling off of industry air distribution volume growth, we will continue to monitor our liquidity levels and take additional steps should we determine they are necessary. See "—Recent Events Impacting Our Liquidity and Capital Resources" and "—Senior Secured Credit Facilities."

In August 2022, we completed the acquisition of Conferma Limited ("Conferma"), a virtual payments technology company, to expand our investment in technology for the payments ecosystem in the travel industry. We acquired all of the outstanding stock and ownership interest of Conferma, for net cash considerations of $62 million and conversion of a pre-existing loan receivable into share capital. We have consolidated the results of Conferma from the date of acquisition into our Travel Solutions segment, which did not have a material impact on our results of operations. In February 2023, we sold 19% of the share capital of the direct parent company of Conferma to a third party for proceeds of $16 million resulting in a non-controlling interest from that date.

In May 2022, we acquired 8 million shares of Class A Common Stock, par value of $0.0001 per share, of Global Business Travel Group, Inc.("GBT") for an aggregate purchase price of $80 million. In the third quarter of 2024, we sold all 8 million shares of our investment for $55 million and recognized a net gain of $3 million for the year ended December 31, 2024. See Note 12. Fair Value Measurements for further details.

On February 28, 2022, we sold our suite of flight and crew management and optimization solutions, which represented our AirCentre airline operations portfolio within Travel Solution's IT Solutions. We sold the AirCentre product portfolio, related technology and intellectual property for $392 million and recorded a pre-tax gain on sale of approximately $180 million (after-tax $112 million), in Other, net in our consolidated statements of operations for the year ended December 31, 2022. See Note 3. Acquisitions and Dispositions for further details.

Factors Affecting our Results

In addition to the "—Recent Developments Affecting our Results of Operations" above, the following is a discussion of other trends that we believe are additional significant opportunities and challenges currently impacting our business and industry. The discussion also includes management's assessment of the effects these trends have had and are expected to have on our results of continuing operations. This information is not an exhaustive list of all of the factors that could affect our results and should be read in conjunction with the factors referred to in the sections entitled "Risk Factors," "Forward-Looking Statements," and "—Recent Developments Affecting our Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Continued focus by travel suppliers on distribution methods and cost cutting

Changes in how airlines choose to distribute their content and pricing pressure during contract renegotiations may continue to subject our business to challenges. Travel suppliers continue to look for ways to decrease their costs and to increase their control over distribution. For example, certain travel suppliers have exerted influence on travel agencies with surcharges on bookings that are made through indirect channels, such as our GDS and/or have withheld ancillary fees data from their content available in our GDS. Additionally, the pricing strategy in some global regions for NDC bookings differs from historical patterns, which may impact our revenue growth, as well as incentive consideration, as the number of relative NDC bookings increase over the next few years. These changes may adversely affect our Travel Solutions contract renegotiations with suppliers that use alternative distribution channels. See "Risk Factors—Our Travel Solutions business is exposed to pricing pressure from travel suppliers." and "—Our travel supplier customers may experience financial instability or consolidation, pursue cost reductions, change their distribution model or undergo other changes."

These items have impacted the revenue of Travel Solutions, which recognizes revenue for airline ticket sales based on transaction volumes. Simultaneously, this focus on cost cutting and alternative distribution has also presented opportunities for Travel Solutions. Many airlines have turned to outside providers for key systems, process and industry expertise and other products that assist in their cost cutting initiatives in order to focus on their primary revenue generating activities.

Technology transformation and investments in modernizing our architecture

During 2024, the benefits from our technology transformation materialized within our Technology costs as year-over-year cost reductions, and we expect that benefit to continue into 2025 and beyond. Although we have finalized our re-platforming goals regarding open source and cloud-based solutions during 2024 within the technology transformation program, we plan to continue to focus on modernizing our systems over the next several years with continuous investment. Our technology transformation has provided us the framework and infrastructure for a more secure and stable architecture for our customers, leading to new revenue opportunities, reducing our cost structure and helping to improve sales of our software solutions. In 2025, we expect total capital expenditures to total approximately $85 million, primarily associated with capitalized software. The cost of our technology transformation is included within technology costs in our results of operations.

We expect to continue to benefit from higher margins in 2025 than would have been realized had we not undertaken our technology transformation efforts as we believe the technology transformation has and will help enable us to avoid capital expenditures that would have otherwise been required while also yielding lower cloud infrastructure costs.

Geographic mix of travel bookings and recent events impacting revenue

The revenue recognized by our Travel Solutions business is affected by the mix between domestic and international travel reservation bookings and the related varying rates paid by airline suppliers. Due to our geographic concentration, our results of operations are particularly sensitive to factors affecting North America. For example, booking fees per transaction in North America have traditionally been lower than those in Europe. As we continue to invest in our technology and expand the travel content and functionality available in our GDS, we anticipate that we will continue to grow global share. We invest for sustainable share growth, and in certain parts of APAC and Latin America, our share may be impacted by travel agency commercial arrangements we have declined to pursue due to credit risk and unfavorable economics. The geographic mix of our Direct Billable Bookings is summarized below.

	Year Ended December 31,	
	2024	**2023**
Direct Billable Bookings [1]:		
North America	56 %	55 %
EMEA	16 %	17 %
APAC	20 %	19 %
Latin America	8 %	9 %
Total	100 %	100 %

[1] "Direct Billable Bookings" is the primary metric utilized by Travel Solutions to measure operating performance and includes bookings made through our GDS and through our equity method partners in cases where we are paid directly by the travel supplier.

In March 2022, we terminated our distribution agreement with a Travel Solutions customer located in Russia which impacted our revenue in 2022. In August 2022, Russia adopted legislation and related regulations that, effective October 30, 2022, require activities related to the development, creation and operation of automated information systems for processing domestic air transportation within the Russian Federation to be owned and operated by Russian residents or legal entities with no updates from or connection with systems abroad. A Travel Solutions customer of these types of services located in Russia ceased using our systems on that date. This legislation and these regulations have prohibited our ability to provide these services in Russia, which has negatively impacted our revenue and results.

Increasing interest rates and interest expense

The global capital markets experienced periods of volatility throughout 2023 and 2024 in response to geopolitical conflict, changes in the rate of inflation, and uncertainty regarding the path of U.S. monetary policy. During 2023 and 2024, we refinanced portions of our debt which resulted in interest rates higher than prior years, increasing current and future interest expense. We may decide to further refinance portions of our debt in 2025 and 2026 which, at current interest rates, could negatively impact our interest expense. Although interest rates have decreased recently in response to easing monetary policy, they continue to remain volatile, which could drive higher funding costs. Currently approximately 47% of our debt, net of cash and hedging impacts from interest rates swaps, is variable and impacted by changes in interest rates. Excluding the impact of the Senior Secured Term Loan due in 2028, approximately 27% of our debt is variable. See "Risk Factors—We are exposed to interest rate fluctuations."

Increasing travel agency incentive consideration

Travel agency incentive consideration is a large portion of Travel Solutions expenses. The vast majority of incentive consideration is tied to absolute booking volumes based on transactions such as flight segments booked. Incentive consideration, which often increases once a certain volume or percentage of bookings is met, is provided in two ways, according to the terms of the agreement: (i) on a periodic basis over the term of the contract and (ii) in some instances, up front at the inception or modification of contracts, which is capitalized and amortized over the expected life of the contract.

In 2023 and 2024, consideration on a per booking basis increased as volumes reached and exceeded volume or percentage thresholds, which we expect to continue in 2025. We remain focused on managing incentive consideration and expect growth in the near term. Although incentive rate increases may continue to impact margins, we expect these increases to be offset by growth in Travel Solutions revenue. This expectation is based in part on anticipated increases in international travel, which would favorably impact our revenue rates, along with our continuing to offer value added services and content to travel buyers, such as the Sabre Red Workspace, a SaaS product that provides a simplified interface and enhanced travel agency workflow and productivity tools.

Importance of LCC/hybrids

LCC/hybrids are a significant segment of the air travel industry and have traditionally relied on direct distribution for the majority of their bookings. However, as these LCC/hybrids are evolving, many are increasing their distribution through indirect channels to expand their offering into higher yield markets and to higher yield customers, such as business and international travelers. Other LCC/hybrids, especially start up carriers, may choose not to distribute through the GDS until wider distribution is desired. We expect to make additional investments to address the LCC space and continue to grow upmarket with a more competitive offering.

Shift to SaaS and hosted solutions by airlines and hotels to manage their daily operations

Historically, large travel suppliers built custom in-house software and applications for their business process needs. In response to a desire for more flexible systems given increasingly complex and constantly changing technological requirements, reduced IT budgets and increased focus on cost efficiency, many travel suppliers turned to third party solutions providers for many of their key technologies. We believe that significant revenue opportunity remains in this outsourcing trend, as legacy in-house systems continue to migrate and upgrade to third party systems. However, under the SaaS and hosted solutions revenue model, revenue recognition may be delayed due to longer implementation schedules for larger suppliers. The SaaS and hosted models' centralized deployment also allows us to save time and money by reducing maintenance and implementation tasks and lowering operating costs.

Growing demand for continued technology improvements in the fragmented hotel industry

Most of the hospitality industry is highly fragmented. Independent hotels and small to medium sized chains (groups of less than 300 properties) comprise a majority of hotel properties and available hotel rooms, with global and regional chains comprising the balance. Hotels use a number of different technology systems to distribute and market their products and operate efficiently. We offer technology solutions to all segments of the hospitality industry. Our SynXis Central Reservation System integrates critical hospitality systems to optimize distribution, operations, retailing and guest experience via one scalable, flexible and intelligent platform. As these markets grow, we believe both independent and enterprise hotel owners and operators will continue to seek increased connectivity and integrated solutions to ensure access to global travelers. We anticipate that this will contribute to the continued growth of Hospitality Solutions, which is ultimately dependent upon these hoteliers accepting and utilizing our products and services.

Components of Revenues and Expenses

Revenues

Travel Solutions generates revenues from distribution activities through direct billable bookings processed on our GDS, adjusted for estimated cancellations of those bookings. Travel Solutions also generates revenues from IT solutions activities from its product offerings including reservation systems for full-service and low-cost carriers, commercial and operations products, professional services, agency solutions and booking data. Additionally, Travel Solutions generates revenue through software licensing and maintenance fees. Recognition of license fees upon delivery has previously resulted and will continue to result in periodic fluctuations in revenue recognized.

Hospitality Solutions generates revenue through upfront solution fees and recurring usage-based fees for the use of our software solutions hosted on secure platforms or deployed through our SaaS and through other professional service fees including Digital Experience ("DX"). Certain professional service fees are discrete sales opportunities that may have a high degree of variability from period to period, and we cannot guarantee that we will have such fees in the future consistent with prior periods.

Cost of revenue, excluding technology costs

Cost of revenue, excluding technology costs, incurred by Travel Solutions and Hospitality Solutions consists primarily of costs associated with the delivery and distribution of our products and services and includes employee-related costs for our delivery, customer operations and call center teams as well as allocated overhead such as facilities and other support costs. Cost of revenue, excluding technology costs, for Travel Solutions also includes incentive consideration expense representing payments or other consideration to travel agencies for reservations made on our GDS which accrue on a monthly basis. Cost of revenue, excluding technology costs, also includes amortization of upfront incentive consideration representing upfront payments or other consideration provided to travel agencies for reservations made on our GDS which are capitalized and amortized over the expected life of the contract. The technology costs excluded from Cost of revenue, excluding technology costs, are presented separately below.

Corporate cost of revenue, excluding technology costs primarily includes costs such as stock-based compensation and restructuring charges that are not allocated to our segments.

Depreciation and amortization included in cost of revenue, excluding technology costs, is associated with capitalized implementation costs and intangible assets associated with contracts, supplier and distributor agreements purchased through acquisitions.

Technology Costs

Technology costs incurred by Travel Solutions and Hospitality Solutions consist of expenses related to third-party providers and employee-related costs to operate technology operations including hosting, third-party software, and other costs associated with the maintenance and minor enhancement of our technology. Technology costs also include costs associated with our technology transformation efforts. Technology costs are less variable in nature and therefore may not correlate with related changes in revenue.

Corporate technology costs include certain expenses such as stock-based compensation, restructuring charges and other corporate related items including labor and professional services that are not identifiable with either of our segments.

Depreciation and amortization included in technology costs is associated with software developed for internal use that supports our products, assets supporting our technology platform, businesses and systems and intangible assets for technology purchased through acquisitions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of professional service fees, certain settlement charges or reimbursements, costs to defend legal disputes, provision for expected credit losses, non-recoverable taxes, indirect taxes, other overhead costs, and personnel-related expenses, including stock-based compensation, for employees engaged in sales, sales support, account management and who administratively support the business in finance, legal, human resources, information technology and communications.

Depreciation and amortization included in selling, general and administrative expenses is associated with property and equipment, acquired customer relationships, trademarks and brand names purchased through acquisitions or established through the take private transaction in 2007, which includes a remaining useful life of 12 years as of December 31, 2024 for trademarks and brand names.

Intersegment Transactions

We account for significant intersegment transactions as if the transactions were with third parties, that is, at estimated current market prices. Hospitality Solutions pays fees to Travel Solutions for hotel stays booked through our GDS.

Key Metrics

"Direct billable bookings" and "passengers boarded" are the primary metrics utilized by Travel Solutions to measure operating performance. Travel Solutions generates distribution revenue for each direct billable booking, which includes bookings made through our GDS (e.g., Air, and Lodging, Ground and Sea ("LGS")) and through our equity method investments in cases where we are paid directly by the travel supplier. Air bookings are presented net of bookings cancelled within the period presented. Travel Solutions also recognizes IT solutions revenue from recurring usage-based fees for passengers boarded. The primary metric utilized by Hospitality Solutions is booking transactions processed through the Sabre Hospitality Solutions SynXis Central Reservation System (the "Central Reservation System"). These key metrics allow management to analyze customer volume over time for each of our product lines to monitor industry trends and analyze performance. We believe that these key metrics are useful for investors and other third parties as indicators of our financial performance and industry trends. While these metrics are based on what we believe to be reasonable estimates of our transaction counts for the applicable period of measurement, there are inherent challenges associated with their measurement. In addition, we are continually seeking to improve our estimates of these metrics, and these estimates may change due to improvements or changes in our methodology.

The following table sets forth these key metrics for the periods indicated (in thousands):

	Year Ended December 31,			Year-over-Year % Change	
	2024	2023	2022	2024	2023
Travel Solutions					
Direct Billable Bookings - Air	307,511	302,656	260,804	1.6 %	16.0 %
Direct Billable Bookings - LGS	55,706	52,053	41,038	7.0 %	26.8 %
Distribution Total Direct Billable Bookings	363,217	354,709	301,842	2.4 %	17.5 %
IT Solutions Passengers Boarded	684,136	688,501	637,438	(0.6)%	8.0 %
Hospitality Solutions					
Central Reservations System Transactions	127,694	122,142	111,459	4.5 %	9.6 %

Definitions of Non-GAAP Financial Measures

We have included both financial measures compiled in accordance with GAAP and certain non-GAAP financial measures in this Annual Report on Form 10-K, including Adjusted Net Loss from continuing operations ("Adjusted Net Loss"), Adjusted EBITDA, Free Cash Flow and ratios based on these financial measures.

We define Adjusted Net Loss as net loss attributable to common stockholders adjusted for (income) loss from discontinued operations, net of tax, net income (loss) attributable to noncontrolling interests, preferred stock dividends, impairment and related charges, acquisition-related amortization, restructuring and other costs, loss on extinguishment of debt, net, other, net, acquisition-related costs, litigation costs, net, indirect tax matters, stock-based compensation, and the tax impact of adjustments.

We define Adjusted EBITDA as loss from continuing operations adjusted for depreciation and amortization of property and equipment, amortization of capitalized implementation costs, acquisition-related amortization, impairment and related charges, restructuring and other costs, interest expense, net, other, net, loss on extinguishment of debt, net, acquisition-related costs, litigation costs, net, indirect tax matters, stock-based compensation and the (benefit) provision for income taxes.

We define Free Cash Flow as cash provided by (used in) operating activities less cash used in additions to property and equipment.

We define Adjusted Net Loss from continuing operations per share as Adjusted Net Loss divided by diluted weighted-average common shares outstanding.

These non-GAAP financial measures are key metrics used by management and our board of directors to monitor our ongoing core operations because historical results have been significantly impacted by events that are unrelated to our core operations as a result of changes to our business and the regulatory environment. We believe that these non-GAAP financial measures are used by investors, analysts and other interested parties as measures of financial performance and to evaluate our ability to service debt obligations, fund capital expenditures, fund our investments in technology transformation, and meet working capital requirements. We also believe that Adjusted Net Loss and Adjusted EBITDA assist investors in company-to-company and period-to-period comparisons by excluding differences caused by variations in capital structures (affecting interest expense), tax positions and the impact of depreciation and amortization expense. In addition, amounts derived from Adjusted EBITDA are a primary component of certain covenants under our senior secured credit facilities.

Adjusted Net Loss, Adjusted EBITDA, Free Cash Flow and ratios based on these financial measures are not recognized terms under GAAP. These non-GAAP financial measures and ratios based on them are unaudited and have important limitations as analytical tools, and should not be viewed in isolation and do not purport to be alternatives to net income as indicators of operating performance or cash flows from operating activities as measures of liquidity. These non-GAAP financial measures and ratios based on them exclude some, but not all, items that affect net income or cash flows from operating activities and these measures may vary among companies. Our use of these measures has limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

- these non-GAAP financial measures exclude certain recurring, non-cash charges such as stock-based compensation expense and amortization of acquired intangible assets;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements;

- Adjusted EBITDA does not reflect amortization of capitalized implementation costs associated with our revenue contracts, which may require future working capital or cash needs in the future;

- Adjusted Net Loss and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our indebtedness;

- Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

- Free Cash Flow removes the impact of accrual-basis accounting on asset accounts and non-debt liability accounts, and does not reflect the cash requirements necessary to service the principal payments on our indebtedness; and

- other companies, including companies in our industry, may calculate Adjusted Net Loss, Adjusted EBITDA or Free Cash Flow differently, which reduces their usefulness as comparative measures.

We no longer present Adjusted Operating Income (loss) as a non-GAAP measure as it is no longer utilized by management to measure and monitor results for our segments. Management reviews Segment Adjusted EBITDA as the primary measure for our segments' performance.

Non-GAAP Financial Measures

The following table sets forth the reconciliation of Net Loss attributable to common stockholders to Adjusted Net Loss from continuing operations and Loss from continuing operations to Adjusted EBITDA (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Net loss attributable to common stockholders	$ (278,759)	$ (541,865)	$ (456,833)
(Income) loss from discontinued operations, net of tax	—	(308)	679
Net income (loss) attributable to non-controlling interests[1]	76	(332)	2,670
Preferred stock dividends	—	14,257	21,385
Loss from continuing operations	(278,683)	(528,248)	(432,099)
Adjustments:			
Impairment and related charges[2]	—	—	5,146
Acquisition-related amortization[3a]	37,891	40,237	51,254
Restructuring and other costs[4]	11,653	72,096	14,500
Loss on extinguishment of debt, net	37,994	108,577	4,473
Other, net[5]	21,587	(13,751)	(136,645)
Acquisition-related costs[6]	3,923	2,336	6,854
Litigation costs, net[7]	6,875	1,387	31,706
Indirect tax matters[8]	21,732	11,451	—
Stock-based compensation	54,567	52,015	82,872
Tax impact of adjustments[9]	10,072	74,203	847
Adjusted Net Loss from continuing operations	$ (72,389)	$ (179,697)	$ (371,092)
Adjusted Net Loss from continuing operations per share	$ (0.19)	$ (0.52)	$ (1.14)
Diluted weighted-average common shares outstanding	383,733	346,567	326,742
Loss from continuing operations	$ (278,683)	$ (528,248)	$ (432,099)
Adjustments:			
Depreciation and amortization of property and equipment[3b]	73,028	85,408	96,397
Amortization of capitalized implementation costs[3c]	18,565	23,031	36,982
Acquisition-related amortization[3a]	37,891	40,237	51,254
Impairment and related charges[2]	—	—	5,146
Restructuring and other costs[4]	11,653	72,096	14,500
Interest expense, net	509,643	447,878	295,231
Other, net[5]	21,587	(13,751)	(136,645)
Loss on extinguishment of debt, net	37,994	108,577	4,473
Acquisition-related costs[6]	3,923	2,336	6,854
Litigation costs, net[7]	6,875	1,387	31,706
Indirect tax matters[8]	21,732	11,451	—
Stock-based compensation	54,567	52,015	82,872
(Benefit) provision for income taxes	(1,777)	34,729	8,666
Adjusted EBITDA	$ 516,998	$ 337,146	$ 65,337

The following tables set forth the reconciliation of Adjusted EBITDA to Loss from Continuing Operations in our statement of operations by business segment (in thousands):

| | Year Ended December 31, 2024 | | | |
	Travel Solutions	Hospitality Solutions	Corporate	Total
Adjusted EBITDA	704,576	38,033	(225,611)	516,998
Less:				
Depreciation and amortization of property and equipment[3b]	58,080	14,121	827	73,028
Amortization of capitalized implementation costs[3c]	12,698	5,867	—	18,565
Acquisition-related amortization[3a]	—	—	37,891	37,891
Restructuring and other costs[4]	—	—	11,653	11,653
Acquisition-related costs[6]	—	—	3,923	3,923
Litigation costs, net[7]	—	—	6,875	6,875
Indirect tax matters[8]	—	—	21,732	21,732
Stock-based compensation	—	—	54,567	54,567
Equity method income	2,606	—	—	2,606
Operating income (loss)	$ 631,192	$ 18,045	$ (363,079)	$ 286,158
Interest expense, net				(509,643)
Other, net[5]				(21,587)
Loss on extinguishment of debt, net				(37,994)
Equity method income				2,606
Benefit for income taxes				1,777
Loss from continuing operations				$ (278,683)

| | Year Ended December 31, 2023 | | | |
	Travel Solutions	Hospitality Solutions	Corporate	Total
Adjusted EBITDA	$ 558,183	$ 13,212	$ (234,249)	$ 337,146
Less:				
Depreciation and amortization of property and equipment[3b]	65,814	18,867	727	85,408
Amortization of capitalized implementation costs[3c]	17,400	5,631	—	23,031
Acquisition-related amortization[3a]	—	—	40,237	40,237
Restructuring and other costs[4]	—	—	72,096	72,096
Acquisition-related costs[6]	—	—	2,336	2,336
Litigation costs, net[7]	—	—	1,387	1,387
Indirect tax matters[8]	—	—	11,451	11,451
Stock-based compensation	—	—	52,015	52,015
Equity method income	2,042	—	—	2,042
Operating income (loss)	$ 472,927	$ (11,286)	$ (414,498)	$ 47,143
Interest expense, net				(447,878)
Other, net[5]				13,751
Loss on extinguishment of debt				(108,577)
Equity method income				2,042
Provision for income taxes				(34,729)
Loss from continuing operations				$ (528,248)

	Year Ended December 31, 2022			
	Travel Solutions	Hospitality Solutions	Corporate	Total
Adjusted EBITDA	$ 323,803	$ (29,794)	$ (228,672)	$ 65,337
Less:				
Depreciation and amortization of property and equipment(3b)	78,601	16,715	1,081	96,397
Amortization of capitalized implementation costs(3c)	31,912	5,070	—	36,982
Acquisition-related amortization(3a)	—	—	51,254	51,254
Impairment and related charges	—	—	5,146	5,146
Restructuring and other costs(4)	—	—	14,500	14,500
Acquisition-related costs(6)	—	—	6,854	6,854
Litigation costs, net(7)	—	—	31,706	31,706
Stock-based compensation	—	—	82,872	82,872
Equity method income	686	—	—	686
Operating loss	$ 212,604	$ (51,579)	$ (422,085)	$ (261,060)
Interest expense, net				(295,231)
Other, net(5)				136,645
Loss on extinguishment of debt				(4,473)
Equity method income				686
Provision for income taxes				(8,666)
Loss from continuing operations				$ (432,099)

The following tables present information from our statements of cash flows and set forth the reconciliation of Free Cash Flow to cash provided by operating activities, the most directly comparable GAAP measure (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Cash provided by (used in) operating activities	$ 70,594	$ 56,239	$ (276,458)
Cash (used in) provided by investing activities	(29,614)	(109,980)	173,977
Cash provided by (used in) financing activities	39,572	(94,219)	(75,370)

	Year Ended December 31,		
	2024	2023	2022
Cash provided by (used in) operating activities	$ 70,594	$ 56,239	$ (276,458)
Additions to property and equipment	(84,148)	(87,423)	(69,494)
Free Cash Flow	$ (13,554)	$ (31,184)	$ (345,952)

(1) Net income (loss) attributable to noncontrolling interests represents an adjustment to include earnings allocated to noncontrolling interests held in (i) Sabre Travel Network Middle East of 40%, (ii) Sabre Seyahat Dagitim Sistemleri A.S. of 40%, (iii) Sabre Travel Network Lanka (Pte) Ltd of 40%, (iv) Sabre Bulgaria of 40%, and (v) FERMR Holdings Limited (the direct parent of Conferma Limited) of 19%.

(2) Impairment and related charges in 2022 represents a $5 million impairment charge associated with the impact of regulatory changes in Russia on the future recoverability of certain assets.

(3) Depreciation and amortization expenses:

a. Acquisition-related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date.

b. Depreciation and amortization of property and equipment includes software developed for internal use as well as amortization of contract acquisition costs.

c. Amortization of capitalized implementation costs represents amortization of upfront costs to implement new customer contracts under our SaaS and hosted revenue model.

(4) Restructuring and other costs in 2024 and 2023 primarily represents charges and adjustments to charges associated with our cost reduction plan implemented in the second quarter of 2023. See Note 5. Restructuring Activities to our consolidated financial statements. During 2022, charges, and adjustments to those charges, were recorded associated with planning and implementing business restructuring activities, including costs associated with third party consultants advising on our business structure and strategy.

(5) Other, net includes a $180 million gain on the sale of AirCentre during 2022, non-operating gains recognized in 2023, $21 million of debt modification costs in 2024 and the impacts of realized and unrealized gains and losses from our investments in securities in all periods presented. In addition, 2022 includes pension settlement charges and all periods presented include foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. See Note 3. Acquisitions and Dispositions to our consolidated financial statements regarding the AirCentre sale and Note 17. Pension and Other Postretirement Benefit Plans to our consolidated financial statements regarding the pension settlements.

(6) Acquisition-related costs represent fees and expenses incurred associated with acquisition and disposition-related activities.

(7) Litigation costs, net represent charges associated with antitrust litigation. Non-income tax litigation matters have been reclassified to the Indirect tax matters line for all periods presented.

(8) Indirect tax matters represents charges associated with certain DST related to historical periods, which may ultimately be settled in cash, and certain foreign non-income tax litigation matters. See detailed disclosures regarding these matters included in the Liquidity and Capital Resources and Risk Factors sections as well as Note 18. Commitments and Contingencies to our consolidated financial statements.

(9) The tax impact of adjustments includes the tax effect of each separate adjustment based on the statutory tax rate for the jurisdiction(s) in which the adjustment was taxable or deductible, and the tax effect of items that relate to tax specific financial transactions, tax law changes, uncertain tax positions, valuation allowances and other items.

Results of Operations

The following table sets forth our consolidated statement of operations data for each of the periods presented (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Revenue	$ 3,029,565	$ 2,907,738	$ 2,537,015
Cost of revenue, excluding technology costs	1,254,739	1,189,606	1,040,819
Technology costs	865,998	1,036,596	1,096,097
Selling, general and administrative	622,670	634,393	661,159
Operating income (loss)	286,158	47,143	(261,060)
Interest expense, net	(509,643)	(447,878)	(295,231)
Loss on debt extinguishment, net	(37,994)	(108,577)	(4,473)
Equity method income	2,606	2,042	686
Other, net	(21,587)	13,751	136,645
Loss from continuing operations before income taxes	(280,460)	(493,519)	(423,433)
(Benefit) provision for income taxes	(1,777)	34,729	8,666
Loss from continuing operations	$ (278,683)	$ (528,248)	$ (432,099)

Years Ended December 31, 2024 and 2023

Revenue

	Year Ended December 31,		Change	
	2024	2023		
	(Amounts in thousands)			
Travel Solutions	$ 2,744,844	$ 2,642,077	$ 102,767	4 %
Hospitality Solutions	326,819	304,169	22,650	7 %
Total segment revenue	3,071,663	2,946,246	125,417	4 %
Eliminations	(42,098)	(38,508)	(3,590)	9 %
Total revenue	$ 3,029,565	$ 2,907,738	$ 121,827	4 %

Travel Solutions—Revenue increased $103 million, or 4%, for the year ended December 31, 2024 compared to the prior year, primarily due to:

- a $117 million, or 6%, increase in transaction-based distribution revenue due to favorable rate impacts from travel supplier mix and a 2% increase in direct billable bookings to 363 million; partially offset by,

- a $14 million, or 2%, decrease in IT solutions revenue driven by a $35 million decline in revenue from customers that have de-migrated from our systems, including the impact of termination fees from a certain carrier in the prior year. This decrease was partially offset by an increase of $15 million due to volume growth, excluding the impact of customers that have de-migrated, a $3 million increase in revenue recognized due to changes in facts and circumstances associated with certain carriers and a $3 million increase in other revenue. We expect our revenue growth to continue to be impacted by these de-migrations through the first half of 2025.

Hospitality Solutions—Revenue increased $23 million, or 7%, for the year ended December 31, 2024 compared to the prior year. The increase was primarily driven by a $24 million increase in SynXis Software and Services revenue primarily due to an increase in transaction volumes of 5% to 128 million driven by new customer deployments and a favorable mix within our customer base.

Cost of Revenue, excluding technology costs

	Year Ended December 31,			
	2024	2023	Change	
	(Amounts in thousands)			
Travel Solutions	$ 1,128,971	$ 1,038,628	$ 90,343	9 %
Hospitality Solutions	145,020	146,820	(1,800)	(1)%
Eliminations	(42,098)	(38,508)	(3,590)	9 %
Total segment cost of revenue, excluding technology costs	1,231,893	1,146,940	84,953	7 %
Corporate	2,811	18,463	(15,652)	(85)%
Depreciation and amortization	20,035	24,203	(4,168)	(17)%
Total cost of revenue, excluding technology costs	$ 1,254,739	$ 1,189,606	$ 65,133	5 %

Travel Solutions—Cost of revenue, excluding technology costs, increased $90 million, or 9%, for the year ended December 31, 2024 compared to the prior year. The increase was primarily driven by a $88 million increase in incentive consideration due to an increase in rates as well as higher transaction volumes.

Hospitality Solutions—Cost of revenue, excluding technology costs, decreased $2 million, or 1%, for the year ended December 31, 2024 compared to the prior year. The decrease was primarily driven by a $3 million decrease in labor and professional services costs driven by our cost reduction plan, partially offset by a $1 million increase in costs associated with increased transaction volumes and the mix of our revenue transactions.

Corporate—Cost of revenue, excluding technology costs, decreased $16 million, or 85%, for the year ended December 31, 2024 primarily due to a $12 million decrease in restructuring costs and a $2 million decrease in labor and professional services, both driven by our cost reduction plan, as well as a $1 million decrease in stock-based compensation primarily due to forfeitures of unvested shares.

Depreciation and Amortization—Cost of revenue, excluding technology costs, decreased $4 million, or 17%, for the year ended December 31, 2024 primarily due to the acceleration of amortization of certain customer implementation costs in the prior year, in connection with a customer de-migrating from our systems.

Technology Costs

	Year Ended December 31,			
	2024	2023	Change	
	(Amounts in thousands)			
Travel Solutions	$ 675,716	$ 811,417	$ (135,701)	(17)%
Hospitality Solutions	99,937	98,826	1,111	1 %
Total segment technology costs	775,653	910,243	(134,590)	(15)%
Corporate	35,115	56,897	(21,782)	(38)%
Depreciation and amortization	55,230	69,456	(14,226)	(20)%
Total technology costs	$ 865,998	$ 1,036,596	$ (170,598)	(16)%

Travel Solutions—Technology costs decreased $136 million, or 17%, for the year ended December 31, 2024 compared to the prior year. The decrease was primarily driven by a $73 million decrease in labor and professional services driven by our cost reduction plan and a $65 million decrease in technology costs due to cost savings related to our cloud migrations.

Hospitality Solutions—Technology costs increased $1 million, or 1%, for the year ended December 31, 2024 compared to the prior year primarily due to a $6 million increase in technology costs to support growth in the business, partially offset by a $5 million decrease in labor and professional services driven by our cost reduction plan.

Corporate—Technology costs decreased $22 million, or 38%, for the year ended December 31, 2024 compared to the prior year primarily due to a $16 million decrease in restructuring costs and a $5 million decrease in labor and professional services, both driven by our cost reduction plan.

Depreciation and Amortization—Technology costs decreased $14 million, or 20%, for the year ended December 31, 2024 compared to the prior year primarily due to the completion of amortization of certain capitalized internal use software.

Selling, General and Administrative Expenses

	Year Ended December 31,		Change	
	2024	**2023**		
	(Amounts in thousands)			
Travel Solutions	$ 238,187	$ 235,891	$ 2,296	1 %
Hospitality Solutions	43,829	45,311	(1,482)	(3)%
Total segment selling, general and administrative expenses	282,016	281,202	814	— %
Corporate	286,435	298,174	(11,739)	(4)%
Depreciation and amortization	54,219	55,017	(798)	(1)%
Total selling, general and administrative expenses	$ 622,670	$ 634,393	$ (11,723)	(2)%

Travel Solutions—Selling, general and administrative expenses increased $2 million, or 1%, for the year ended December 31, 2024 compared to the prior year primarily due to a $5 million increase in labor and professional services to support our strategic growth initiatives, partially offset by a $3 million decrease due to costs associated with investment in our internal business systems in the prior year.

Hospitality Solutions—Selling, general and administrative expenses decreased $1 million, or 3%, for the year ended December 31, 2024 compared to the prior year primarily due to a $2 million decrease in labor and professional services driven by our cost reduction plan.

Corporate—Selling, general and administrative expenses decreased $12 million, or 4%, for the year ended December 31, 2024 compared to the prior year. The decrease was primarily driven by a $25 million decrease in restructuring costs and an $8 million decrease in labor and professional services, both driven by our cost reduction plan. These decreases were partially offset by a $10 million increase in indirect taxes, a $5 million increase in a litigation reserve, and a $4 million increase in stock-based compensation primarily due to forfeitures of unvested shares in the prior year.

Interest expense, net

	Year Ended December 31,		Change	
	2024	**2023**		
	(Amounts in thousands)			
Interest expense, net	$ 509,643	$ 447,878	$ 61,765	14 %

Interest expense increased $62 million, or 14%, for the year ended December 31, 2024 compared to the same period in the prior year primarily due to additional interest incurred since the prior year period in connection with the Senior Secured Term Loan Due 2028, June 2027 Notes, FILO Facility and 2026 Exchangeable Notes, partially offset by lower interest incurred in connection with the September 2025 Notes and April 2025 Notes (as these terms are defined in "Liquidity and Capital Resources"). See Note 10. Debt for further details regarding these debt transactions.

Loss on Extinguishment of Debt, net

We recognized a loss on extinguishment of debt of $38 million during the year ended December 31, 2024 as a result of the refinancing activity that occurred in the first quarter of 2024. We recognized a loss on extinguishment of debt of $109 million during the year ended December 31, 2023, including a loss on extinguishment of debt of $121 million as a result of the financing activity that occurred in the third quarter of 2023, partially offset by a gain on extinguishment of debt of $13 million as a result of the financing activity that occurred in the second quarter of 2023. See Note 10. Debt for further details regarding these debt transactions.

Other, net

	Year Ended December 31,		Change	
	2024	**2023**		
	(Amounts in thousands)			
Other, net	$ 21,587	$ (13,751)	$ 35,338	(257)%

Other, net increased $35 million for the year ended December 31, 2024 compared to the same period in the prior year primarily due to $21 million in debt modification costs associated with the financing activity that occurred in the fourth quarter of 2024, a $16 million increase primarily due to other non-operating gains recognized in the prior year and a $4 million increase due to realized and unrealized foreign currency exchange losses in the current period. This increase is partially offset by changes in realized and unrealized gains and losses from our investments in securities from a loss of $2 million in the prior year period to a gain of $3 million in the current year period. See Note 12. Fair Value Measurements for further details regarding our investments in securities and Note 10. Debt for further details regarding debt transactions.

(Benefit) provision for Income Taxes

	Year Ended December 31,		Change	
	2024	2023		
	(Amounts in thousands)			
(Benefit) provision for income taxes	$ (1,777)	$ 34,729	$ (36,506)	(105)%

For the year ended December 31, 2024, we recognized $2 million of income tax benefit, representing an effective tax rate of less than 1%, compared to an income tax expense of $35 million, also representing an effective tax rate of less than 1% for the year ended December 31, 2023. The effective tax rate decreased for the year ended December 31, 2024, as compared to the prior year primarily due to a decrease in valuation allowance recorded in the current period and various discrete items recorded in each of the respective years. The difference between our effective tax rates and the U.S. federal statutory income tax rate primarily results from valuation allowances, our geographic mix of taxable income in various tax jurisdictions, tax permanent differences and tax credits.

Years Ended December 31, 2023 and 2022

Revenue

	Year Ended December 31,		Change	
	2023	2022		
	(Amounts in thousands)			
Travel Solutions	$ 2,642,077	$ 2,311,275	$ 330,802	14 %
Hospitality Solutions	304,169	254,620	49,549	19 %
Total segment revenue	2,946,246	2,565,895	380,351	15 %
Eliminations	(38,508)	(28,880)	(9,628)	33 %
Total revenue	$ 2,907,738	$ 2,537,015	$ 370,723	15 %

Travel Solutions—Revenue increased $331 million, or 14%, for the year ended December 31, 2023 compared to the prior year, primarily due to:

- a $434 million, or 27%, increase in distribution revenue, which was primarily due to a 18% increase in direct billable bookings to 355 million and favorable rate impacts from improved international and corporate bookings; and

- an $104 million, or 15%, decrease in IT solutions revenue consisting of approximately $100 million decrease as a result of de-migrations, primarily due to changes in Russian law and impacts of termination fees in both periods from certain carriers and a $2 million decline in the recognition of previously deferred revenue comprised of a $27 million decrease primarily due to a change in facts and circumstances associated with a Russian carrier in the prior year, offset by $25 million recognized in 2023, which we do not expect to reoccur. In addition, we incurred a $36 million decrease due to the sale of our AirCentre portfolio on February 28, 2022. These decreases were partially offset by a $28 million increase in revenue due to an 8% increase in passengers boarded to 689 million.

Hospitality Solutions—Revenue increased $50 million, or 19%, for the year ended December 31, 2023 compared to the prior year. The increase was primarily driven by a $48 million increase in SynXis Software and Services revenue due to an increase in transaction volumes of 10% to 122 million driven by new customer deployments and a favorable mix within our distribution channels. Additionally, DX revenue increased by $2 million.

Cost of Revenue, excluding technology costs

	Year Ended December 31,				
	2023	2022	Change		
	(Amounts in thousands)				
Travel Solutions	$ 1,038,628	$ 894,556	$	144,072	16 %
Hospitality Solutions	146,820	126,543		20,277	16 %
Eliminations	(38,508)	(28,880)		(9,628)	33 %
Total segment cost of revenue, excluding technology costs	1,146,940	992,219		154,721	16 %
Corporate	18,463	8,624		9,839	114 %
Depreciation and amortization	24,203	39,976		(15,773)	(39)%
Total cost of revenue, excluding technology costs	$ 1,189,606	$ 1,040,819	$	148,787	14 %

Travel Solutions—Cost of revenue, excluding technology costs, increased $144 million, or 16%, for the year ended December 31, 2023 compared to the prior year. The increase was primarily driven by a $185 million increase in incentive consideration due to higher transaction volume as well as an increase in rates. This increase was partially offset by a decrease in labor and professional services costs partially due to our cost reduction plan and the sale of AirCentre.

Hospitality Solutions—Cost of revenue, excluding technology costs, increased $20 million, or 16%, for the year ended December 31, 2023 compared to the prior year primarily due to costs associated with increased transaction volumes.

Corporate—Cost of revenue, excluding technology costs, increased $10 million, or 114%, for the year ended December 31, 2023 primarily due to a $13 million restructuring charge associated with the reduction of our workforce in 2023. This increase was partially offset by a $3 million decrease in labor and professional services costs due to our cost reduction plan.

Depreciation and Amortization—Cost of revenue, excluding technology costs, decreased $16 million, or 39%, for the year ended December 31, 2023 primarily due to the completion of amortization associated with certain customer implementations.

Technology Costs

	Year Ended December 31,				
	2023	2022	Change		
	(Amounts in thousands)				
Travel Solutions	$ 811,417	$ 846,092	$	(34,675)	(4)%
Hospitality Solutions	98,826	110,242		(11,416)	(10)%
Total segment technology costs	910,243	956,334		(46,091)	(5)%
Corporate	56,897	48,656		8,241	17 %
Depreciation and amortization	69,456	91,107		(21,651)	(24)%
Total technology costs	$ 1,036,596	$ 1,096,097	$	(59,501)	(5)%

Travel Solutions—Technology costs decreased $35 million, or 4%, for the year ended December 31, 2023 compared to the prior year. The decrease was primarily due to a $28 million decrease in technology costs due to cost savings related to our mainframe offloads and data migrations. Additionally, labor and professional services decreased by $8 million due to our cost reduction plan, which was partially offset by increased costs to support our technology transformation and strategic growth initiatives.

Hospitality Solutions—Technology costs decreased $11 million, or 10%, for the year ended December 31, 2023 compared to the prior year primarily due to a $17 million decrease in labor and professional services driven by our cost reduction plan. This decrease was partially offset by a $6 million increase in technology costs associated with our technology transformation initiatives, including the migration of SynXis to the cloud, and an increase in transaction volumes.

Corporate—Technology costs increased $8 million, or 17%, for the year ended December 31, 2023 compared to the prior year primarily due to a $27 million restructuring charge associated with the reduction of our workforce in 2023, partially offset by a $10 million decrease in stock-based compensation primarily due to forfeitures of unvested shares, and an $8 million decrease in labor and professional services driven by our cost reduction plan.

Depreciation and Amortization—Technology costs decreased $22 million, or 24%, for the year ended December 31, 2023 compared to the prior year primarily due to a $12 million decrease due to the sale of our AirCentre portfolio and the completion of amortization of capitalized internal use software, as well as an $11 million decrease due to the completion of amortization of technology assets from prior acquisitions.

Selling, General and Administrative Expenses

	Year Ended December 31,		Change	
	2023	**2022**		
	(Amounts in thousands)			
Travel Solutions	$ 235,891	$ 247,510	$ (11,619)	(5)%
Hospitality Solutions	45,311	47,629	(2,318)	(5)%
Total segment selling, general and administrative expenses	281,202	295,139	(13,937)	(5)%
Corporate	298,174	312,470	(14,296)	(5)%
Depreciation and amortization	55,017	53,550	1,467	3 %
Total selling, general and administrative expenses	$ 634,393	$ 661,159	$ (26,766)	(4)%

Travel Solutions—Selling, general and administrative expenses decreased $12 million, or 5%, for the year ended December 31, 2023 compared to the prior year. The decrease was driven by a $18 million decrease in labor and professional services due to our cost reduction plan. This decrease was partially offset by a $4 million increase in the provision for credit losses and a $2 million increase due to investment in our internal business systems.

Hospitality Solutions—Selling, general and administrative expenses decreased $2 million, or 5%, for the year ended December 31, 2023 compared to the prior year primarily due to a $3 million decrease in labor and professional services driven by our cost reduction plan, partially offset by a $2 million increase in the provision for credit losses, primarily due to an unfavorable fluctuation to provision reductions in the prior year.

Corporate—Selling, general and administrative expenses decreased $14 million, or 5%, for the year ended December 31, 2023 compared to the prior year. This decrease was partially driven by a decrease of $19 million in stock-based compensation primarily due to forfeitures of unvested shares, a $17 million decrease in legal costs resulting from ongoing litigation, a $15 million decrease due to a litigation reserve recorded in the prior year, and a decrease in other ongoing business expenses. These decreases were partially offset by a $26 million restructuring charge for severance and related benefits costs associated with the reduction of our workforce in 2023, an $11 million charge associated with a tax litigation matter, and a $5 million increase in labor and professional services costs.

Interest expense, net

	Year Ended December 31,		Change	
	2023	**2022**		
	(Amounts in thousands)			
Interest expense, net	$ 447,878	$ 295,231	$ 152,647	52 %

Interest expense increased $153 million, or 52%, for the year ended December 31, 2023 compared to the prior year primarily due to higher interest rates on our term loans and additional interest incurred in connection with the financing activities that occurred during 2023. This increase was partially offset by the impact of our interest rate swaps. See Note 10. Debt for further details of these debt transactions and Note 11. Derivatives for further details regarding our interest rate swaps.

Loss on Extinguishment of Debt

We recognized a loss on extinguishment of debt of $109 million during the year ended December 31, 2023, including a loss on extinguishment of debt of $121 million as a result of the financing activity that occurred in the third quarter of 2023, partially offset by a gain on extinguishment of debt of $13 million as a result of the financing activity that occurred in the second quarter of 2023. We recognized a loss on extinguishment of debt of $4 million during the year ended December 31, 2022 as a result of the refinancing that occurred in 2022. See Note 10. Debt for further details regarding these debt transactions**.**

Other, net

	Year Ended December 31,		Change	
	2023	**2022**		
	(Amounts in thousands)			
Other, net	$ (13,751)	$ (136,645)	$ 122,894	(90)%

Other, net increased $123 million for the year ended December 31, 2023 compared to the prior year primarily due to the gain on the sale of AirCentre of $180 million in the prior year, partially offset by a change in fair value of our investments in securities from a loss of $26 million in 2022 to a loss of $2 million in 2023, as well as other non-operating gains of $15 million in

2023 and realized and unrealized foreign currency exchange gains. See Note 3. Acquisitions and Dispositions for further details regarding the AirCentre sale and Note 12. Fair Value Measurements for further details regarding our investments in securities.

Provision for Income Taxes

	Year Ended December 31,		Change	
	2023	2022		
	(Amounts in thousands)			
Provision for income taxes	$ 34,729	$ 8,666	$ 26,063	301 %

Our effective tax rate for each of the years ended December 31, 2023 and 2022 was less than 1%. The effective tax rate for the year ended December 31, 2023, as compared to the same period in 2022 decreased primarily due to changes in the valuation allowance due to adjustments based on realizability of the related deferred tax assets.

The differences between our effective tax rate and the U.S. federal statutory income tax rate primarily resulted from our geographic mix of taxable income in various tax jurisdictions, tax permanent differences, valuation allowances, and tax credits.

Liquidity and Capital Resources

Our current principal source of liquidity is our cash and cash equivalents on hand. As of December 31, 2024 and 2023, our cash and cash equivalents and outstanding letters of credit were as follows (in thousands):

	As of December 31,	
	2024	2023
Cash and cash equivalents	$ 724,479	$ 648,207
Outstanding balance under the AR Facility[1]	82,200	110,000
Available undrawn balance under the AR Facility[1]	—	400
Outstanding letters of credit under the bilateral letter of credit facility	12,535	11,514
Available under the bilateral letter of credit facility	7,465	8,486

_____

[1] AR Facility (as defined below) does not include the FILO Facility (as defined below).

As of December 31, 2024, we had $82 million outstanding under the AR Facility. The AR Facility matures on March 29, 2027 and allows us the ability to prepay the principal amount prior to the maturity date without penalty See Note 10. Debt.

We consider cash equivalents to be highly liquid investments that are readily convertible into cash. Securities with contractual maturities of three months or less, when purchased, are considered cash equivalents. We record changes in a book overdraft position, in which our bank account is not overdrawn but recently issued and outstanding checks result in a negative general ledger balance, as cash flows from financing activities. We invest in a money market fund which is classified as cash and cash equivalents in our consolidated balance sheets and statements of cash flows. We held no short-term investments as of December 31, 2024 and 2023. We had $21 million held as cash collateral for standby letters of credit in restricted cash on our consolidated balance sheets as of December 31, 2024 and 2023.

Liquidity Outlook

The travel ecosystem has shifted over the past few years, resulting in the changing needs of our airline, hotel and agency customers, for which we have established strategic priorities with the goal of achieving sustainable long-term growth. We have experienced volume growth that has generally leveled off, which may continue into the future and could impact our rate of growth. These changes have had, and we believe they will continue to have, a material negative impact on our financial results and liquidity, and this negative impact may continue. Given the uncertain economic environment, we cannot provide assurance that the assumptions used to estimate our liquidity requirements will be accurate. However, based on our assumptions and estimates with respect to our financial condition, we believe that we have resources to sufficiently fund our liquidity requirements over at least the next twelve months, including the aggregate payment of approximately $231 million of principal due at maturity under current debt facilities.

In 2023 and 2024, we refinanced and extended the maturity on portions of our debt, which negatively impacted our results due to increasing interest rates, as well as negatively impacted our liquidity due to our utilizing cash from our balance sheet. In the second quarter of 2023, we began implementing a cost reduction plan designed to reposition our business to the current environment and to structurally reduce our cost base. We believe our cash position and the liquidity measures we have taken will provide additional flexibility as we manage through continued headwinds. We will continue to monitor our liquidity levels and take additional steps should we determine they are necessary.

We utilize cash and cash equivalents primarily to pay our operating expenses, make capital expenditures, invest in our information technology infrastructure, products and offerings, pay taxes, service our debt as it becomes due, and pay other long-term liabilities. Free cash flow is calculated as cash flow from operations reduced by additions to property and equipment. We expect the full year 2025 free cash flow to be greater than $200 million, which we expect to be impacted by normal seasonality on a quarterly basis.

Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could harm our business, financial condition and results of operations. Our ability to make payments on and to refinance our indebtedness, and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control. See "Risk Factors—We may require more cash than we generate in our operating activities, and additional funding on reasonable terms or at all may not be available."

We have regularly evaluated and considered, and in the future we will continue to evaluate and consider, strategic acquisitions, divestitures, joint ventures, equity method investments, refinancing our existing debt or repurchasing our outstanding debt obligations in open market or in privately negotiated transactions, as well as other transactions we believe may create stockholder value or enhance financial performance. These transactions may require cash expenditures or generate proceeds and, to the extent they require cash expenditures, may be funded through a combination of cash on hand, debt or equity offerings.

While our business has incurred net losses on a GAAP basis, we recognized federal taxable income in 2024 based on our operating and non-operating results pursuant to the provisions of the Tax Cuts and Jobs Act that limit interest expense deduction and the annual use of net operating loss ("NOL") carryforwards, and requires companies to capitalize and amortize research and development costs. As a result, we expect to be a U.S. federal cash taxpayer in 2025, and we also expect to benefit from the utilization of NOLs in 2025 to the extent available. We expect to continue to benefit from our NOLs and certain tax credits in the near-term beyond 2025. Additionally, several countries, primarily Canada and in Europe, have proposed or adopted DST on revenue earned by multinational companies from the provision of certain digital services, such as the use of an online marketplace, regardless of physical presence. We record DST in selling, general and administrative costs in the consolidated statements of operations. During the second quarter of 2024, we recorded $8 million of DST related to recently enacted legislation in Canada, of which $6 million was retroactive to periods prior to 2024. These amounts will become due in the second quarter of 2025. We are continuing to analyze the ongoing impacts of DST on our business in various jurisdictions and currently expect future DST expense to be lower than current periods, unless additional jurisdictions adopt DST with a retroactive date. In the third quarter and fourth quarters of 2024, we increased our DST reserves further for additional jurisdictions that we believe are applicable; payment of these amounts may negatively impact our cash flow.

The 2023 Term Loan Agreement, as defined below, requires that we maintain cash balances of at least $100 million in certain foreign subsidiaries. Otherwise, our cash, cash equivalents and marketable securities held by our foreign subsidiaries are available to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements. We do not consider undistributed foreign earnings to be indefinitely reinvested as of December 31, 2024, with certain limited exceptions and have not, in those cases, recorded corresponding deferred taxes. We consider the undistributed capital investments in most of our foreign subsidiaries to be indefinitely reinvested as of December 31, 2024 and have not provided deferred taxes on any outside basis differences.

Contractual Obligations

Our material cash requirements consist of the following contractual obligations, excluding pension obligations. See Note 17. Pension and Other Postretirement Benefit Plans, to our consolidated financial statements. We had no off balance sheet arrangements during the years ended December 31, 2024, 2023 and 2022.

Debt

Our debt obligation includes all interest and principal of borrowings under our senior secured credit facilities, senior secured term loan due 2028, securitization facility, senior secured notes due 2025, 2027 and 2029 and senior exchangeable notes due 2025 and 2026. Under certain circumstances, we are required to pay a percentage of the excess cash flow, if any, generated each year to our lenders which is not reflected in the amount disclosed below. Interest on the senior secured credit facilities, senior secured term loan due 2028 and securitization facility is based on the SOFR rate or the Reference Rate plus a base margin and includes the effect of interest rate swaps. See Note 10. Debt, to our consolidated financial statements. As of December 31, 2024, we had a total debt obligation, including interest, of $7 billion, with $623 million due within the next 12 months. Interest capitalized or expected to be capitalized into debt as paid-in-kind is included in the period it will ultimately become due. For purposes of this disclosure, we have used projected SOFR or Reference Rates, as applicable, for all future periods.

Lease obligations

We lease approximately 800 thousand square feet of office space in 56 locations in 38 countries. Lease payment escalations are based on fixed annual increases, local consumer price index changes or market rental reviews. We have renewal options of various term lengths in approximately 24 leases. We have 1 purchase option and no restrictions imposed by our leases concerning dividends or additional debt. See Note 13. Leases, to our consolidated financial statements. As of December 31, 2024, we had total lease obligation of $88 million, with $18 million due within the next 12 months.

IT agreements

Certain agreements with technology providers, including for the provision of outsourcing services for our IT infrastructure and applications and the provision of certain cloud-based services, include minimum amounts due for the provision of those services. Contractual minimums are annual in some instances and span multiple years in other contracts. As of December 31, 2024, we had total IT agreement obligations of $1.9 billion, with $267 million due within the next 12 months. Actual payments may vary significantly from the minimum amounts calculated and include our estimated spend for those contracts with committed spend covering multiple years.

Purchase obligations

Purchase obligations represent an estimate of open purchase orders and contractual obligations in the ordinary course of business for which we have not received the goods or services as of December 31, 2024. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. As of December 31, 2024, we had a total purchase obligation of $240 million, with $173 million due within the next 12 months.

Letters of credit

Our letters of credit consist of stand-by letters of credit, underwritten by a group of lenders and backed by cash collateral, which we primarily issue in the normal course of business. There were no claims made against any standby letters of credit during the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, we had a total obligation of $13 million, with $10 million due within the next 12 months.

Legal obligation

In December 2024, we entered into a settlement agreement in which we agreed to pay US Airways an aggregate of $20 million, due within the next 12 months. See Note 18. Commitments and Contingencies, to our consolidated financial statements for further details.

Uncertain tax positions

Uncertain tax positions include associated interest and penalties. The timing of related cash payments for substantially all of these liabilities is inherently uncertain because the ultimate amount and timing of such liabilities is affected by factors which are variable and outside our control. As of December 31, 2024, we had a total obligation of $39 million, with $1 million due within the next 12 months.

Capital Resources

As of December 31, 2024, our outstanding debt totaled $5.1 billion, which is net of debt issuance costs and unamortized discounts of $156 million. Currently approximately 47% of our debt, net of cash and hedging impacts from interest rates swaps, is variable and impacted by changes in interest rates. Approximately 27% of our debt is variable, excluding the Senior Secured Term Loan due in 2028, where interest rate pricing is subject to the highest yield to maturity of Sabre GLBL secured debt as defined by the Reference Rate. See "Risk Factors—We are exposed to interest rate fluctuations." From time to time, we review and consider opportunities to refinance or repurchase our existing debt, as well as conduct debt or equity offerings to support future strategic investments, support operational requirements, provide additional liquidity, or pay down debt.

The global capital markets experienced periods of volatility throughout 2023 and 2024 in response to the geopolitical conflict, changes in the rate of inflation, and uncertainty regarding the path of U.S. monetary policy. During 2023 and 2024, we refinanced portions of our debt which resulted in interest rates higher than prior years, increasing current and future interest expense. However, the 2023 Term Loan Agreement, as defined below, provides the ability for interest to be payable-in-kind, such that amounts due are capitalized into the note balance at the payment date rather than paid in cash, reducing our near-term cash payments for interest on this debt. Subject to market conditions, we may opportunistically refinance portions of our debt in the near term which, at current interest rates and market conditions, may negatively impact our interest expense or result in higher dilution. In addition, from time to time, we may decide to repurchase or otherwise retire portions of our existing indebtedness through transactions in the open market, privately negotiated transactions, tender offers, exchange offers or otherwise, or we may redeem or prepay portions of our existing indebtedness. Any such action will depend on market conditions and various other factors existing at that time.

Our continued access to capital resources depends on multiple factors, including global economic conditions, the condition of global financial markets, the availability of sufficient amounts of financing, our ability to meet debt covenant requirements, our operating performance, and our credit ratings. These factors could lead to further market disruption and potential increases to our funding costs. While the terms of our outstanding indebtedness allow us to incur additional debt, subject to limitations, our ability to incur additional secured indebtedness is significantly limited. As a result, we expect that any material increases in total indebtedness, if available and to the extent issued in the future, may be unsecured. If our credit ratings were to be downgraded, or financing sources were to become more limited or to ascribe higher risk to our rating levels or our industry, our access to capital and the cost of any financing would be negatively impacted. There is no guarantee that additional debt financing will be available in the future to fund our obligations, or that it will be available on commercially reasonable terms, in which case we may need to seek other sources of funding. In addition, the terms of future debt agreements could include more restrictive covenants than those we are currently subject to, which could restrict our business operations. For more information, see "Risk Factors—We may require more cash than we generate in our operating activities, and additional funding on reasonable terms or at all may not be available."

Under the Amended and Restated Credit Agreement, dated as of February 19, 2013 (the "Amended and Restated Credit Agreement"), the loan parties are subject to certain customary non-financial covenants, including restrictions on incurring certain types of indebtedness, creation of liens on certain assets, making of certain investments, and payment of dividends. In the first quarter of 2023, we entered into the AR Facility of up to $200 million, and in the first quarter of 2024, we increased the overall size of the AR Facility through the FILO Facility, resulting in a Securitization Facility of $235 million (as each of such terms is defined below). In June 2023, we entered into a series of transactions including an intercompany secured term loan agreement (the "Pari Passu Loan Agreement") and a new term loan credit agreement with certain lenders (the "2023 Term Loan Agreement"), which provides for a senior secured term loan of up to $700 million in aggregate principal amount and requires that we maintain cash balances of at least $100 million in certain foreign subsidiaries and other covenants to ensure collateral of the applicable foreign guarantors meet certain minimum levels. The 2023 Term Loan Agreement also includes various non-financial covenants, including restrictions on making certain investments, disposition activities and affiliate transactions. In addition, the 2023 Term Loan Agreement contains customary prepayment events and financial and negative covenants and other representations, covenants and events of default based on, but in certain instances more restrictive than, the Amended and Restated Credit Agreement. As of December 31, 2024, we are in compliance with all covenants under the terms of the Amended and Restated Credit Agreement, the Securitization Facility (as defined below), the 2023 Term Loan Agreement and the Pari Passu Loan Agreement.

We are required to pay down our term loans by an amount equal to 50% of annual excess cash flow, as defined in the Amended and Restated Credit Agreement. This percentage requirement may decrease or be eliminated if certain leverage ratios are achieved. Based on our results for the year ended December 31, 2023, we were not required to make an excess cash flow payment in 2024, and no excess cash flow payment is expected to be required in 2025 with respect to our results for the year ended December 31, 2024.

We are further required to pay down the term loans with proceeds from certain asset sales, net of taxes, or borrowings, that are not otherwise reinvested in the business, as provided in the Amended and Restated Credit Agreement. As of December 31, 2023, we had reinvested $277 million of the proceeds from the disposition of AirCentre. In 2023, we prepaid $16 million in principal and unaccrued interest on 2021 Term Loan B-2, and $32 million in principal and unaccrued interest on 2022 Term Loan B-1 and 2022 Term Loan B-2, using the remaining net cash proceeds from the sale of AirCentre, in accordance with the contractual terms of the Amended and Restated Credit Agreement dated February 19, 2013.

Recent Events Impacting Our Liquidity and Capital Resources

Senior Secured Credit Facilities

On November 25, 2024, we entered into a third and fourth amendment to the Amended and Restated Credit Agreement (together, the "Term Loan B Amendments") to which Sabre GLBL agreed to exchange $775 million of our existing senior secured term loans (the "Existing Term Loans") for the same amount of new senior secured term loans maturing on November 15, 2029 (the "2024 Term Loans"). We incurred no additional indebtedness as a result of this refinancing. The Term Loan B Amendments included the application of the proceeds of a new $700 million and $75 million term loan "B" facility (the "2024 Term Loan B-1" and the"2024 Term Loan B-2", respectively), borrowed by Sabre GLBL under the Amended and Restated Credit Agreement, with the effect of extending the maturity of approximately $775 million of the existing Term Loan B credit facility under the Amended and Restated Credit Agreement. Sabre GLBL did not receive any cash proceeds from the exchange and did not incur additional indebtedness as a result of the Term Loan B Amendments. We incurred third-party fees of approximately $10 million plus $14 million of accrued and unpaid interest, of which $9 million and $14 million were paid in cash, respectively, during the year ending December 31, 2024, and $1 million of third-party fees will be paid subsequent to December 31, 2024. We determined that the Term Loan B Amendments represent a debt modification and therefore we expensed all $10 million of third-party costs, to Other, Net in our consolidated statements of operations for the year ended December 31, 2024 and are included in cash flow from operations as paid. The 2024 Term Loan B-1 and 2024 Term Loan B-2 mature on November 15, 2029. They offer us the ability to prepay or repay with a 1.0% call premium on or prior to the six-month anniversary of the amendment effective date, or without a call premium thereafter. The 2024 Term Loans will bear interest at Term SOFR, plus an applicable margin of 600 basis points, or at base rate, plus an applicable margin of 500 basis points. The term SOFR for the 2024 Term Loans is subject to a floor of 0.50% per annum and the base rate is subject to a floor of 1.50% per annum. Except for the extended maturity and new pricing terms, the 2024 Term Loans have substantially similar terms as the Existing Term Loans, including guarantees and security interests.

Senior Secured Notes

On November 25, 2024, Sabre GLBL exchanged approximately $246 million in principal amount of our 8.625% senior secured notes due 2027 (the "June 2027 Notes") and approximately $509 million in principal amount of our 11.250% senior secured notes due December 2027 (the "December 2027 Notes") for approximately $800 million of new 10.750% senior secured notes due November 2029 (the "November 2029 Notes") (the "Initial November 2024 Exchange Transactions"). Shortly thereafter, on November 27, 2024, Sabre GLBL issued an additional approximately $25 million in aggregate principal amount of November 2029 Notes in exchange for approximately $21 million of our 9.25% senior secured notes due 2025 (the "April 2025 Notes") and approximately $4 million of our 7.375% senior secured notes due 2025 (the "September 2025 Notes") (together with the Initial November 2024 Exchange Transactions, the "November 2024 Exchange Transactions"). Other than the issuance date and issue price, these additional November 2029 notes have the same terms, form a single series with, and are fungible with the November 2029 Notes described above. The November 2029 Notes bear interest at a rate of 10.750% per annum, and interest payments are due semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2025. The November 2029 Notes mature on November 15, 2029. Sabre GLBL did not receive any cash proceeds from the exchange and did not incur additional indebtedness as a result of the exchange other than $45 million of early exchange consideration on the November 2029 Notes, which was recorded as a discount. We incurred $11 million in fees, along with $31 million in accrued and unpaid interest, of which $10 million and $31 million were paid in cash, respectively, during the year ending December 31, 2024, and $1 million of third-party fees will be paid subsequent to December 31, 2024. We determined that the November 2024 Exchange Transactions, including the impact of the early exchange consideration, represent a debt modification and therefore, expensed $11 million of debt modification costs in Other, net in our consolidated statements of operations for the year ended December 31, 2024 and included in cash flow from operations as paid. The November 2029 Notes are jointly and severally, irrevocably and unconditionally guaranteed by Sabre Holdings and all of Sabre GLBL's restricted subsidiaries that guarantee Sabre GLBL's credit facilities governed by the Amended and Restated Credit Agreement.

On March 7, 2024, Sabre GLBL exchanged approximately $36 million of the September 2025 Notes and approximately $7 million of the April 2025 Notes for approximately $50 million aggregate principal amount of additional June 2027 Notes (the "March 2024 Senior Secured Exchange Transaction"). No additional indebtedness was incurred as a result of the March 2024 Senior Secured Exchange Transaction, other than amounts covering exchange fees of approximately $7 million. Other than the issuance date and issue price, these additional June 2027 Notes have the same terms, form a single series with, and are fungible with the June 2027 Notes issued in September 2023. We incurred additional fees of approximately $1 million, which were funded with cash on hand. We determined that the March 2024 Senior Secured Exchange Transaction, including the impact of the exchange fees, represents a debt extinguishment and therefore recognized a loss on extinguishment of debt during the year ended December 31, 2024 of approximately $7 million, primarily consisting of exchange fees related to the June 2027 Notes.

Exchangeable Notes

On March 19, 2024, Sabre GLBL exchanged $150 million aggregate principal amount of our outstanding 4.000% senior exchangeable notes due 2025 (the "2025 Exchangeable Notes") for $150 million aggregate principal amount of Sabre GLBL's newly-issued 7.32% senior exchangeable notes due 2026 (the "2026 Exchangeable Notes" and together with the 2025 Exchangeable Notes, the "Exchangeable Notes") and approximately $30 million of cash (the "March 2024 Exchangeable Notes Exchange Transaction"). We incurred additional fees of approximately $5 million in associated fees and expenses plus $3 million of accrued and unpaid interest, all of which were funded with cash on hand. We determined that the March 2024 Exchangeable

Notes Exchange Transaction, including the impact of the exchange fees, represents a debt extinguishment and therefore recognized a loss on extinguishment of debt of $31 million. We did not receive any cash proceeds from the exchange and did not incur additional indebtedness in excess of the aggregate principal amount of existing notes that were exchanged. The 2026 Exchangeable Notes are senior, unsecured obligations of Sabre GLBL, accrue interest payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1 2024, and mature on August 1, 2026, unless earlier repurchased or exchanged in accordance with specified circumstances and terms of the indenture governing the 2026 Exchangeable Notes (the "2026 Exchangeable Notes Indenture"). As of December 31, 2024, we have $150 million aggregate principal amount of 2026 Exchangeable Notes outstanding.

Securitization Facility

On February 14, 2023, Sabre Securitization, LLC, our indirect, consolidated subsidiary and a special purpose entity ("Sabre Securitization"), entered into a three-year committed accounts receivable securitization facility (as amended from time to time the "Securitization Facility") of up to $200 million with PNC Bank, N.A.

On March 29, 2024, Sabre Securitization increased the overall size of the existing Securitization Facility from $200 million to $235 million by issuing a $120 million "first-in, last-out" term loan tranche under the Securitization Facility (such tranche, the "FILO Facility") and reducing the revolving tranche under the Securitization Facility to $115 million (such tranche, the "AR Facility"). In connection with the issuance of the FILO Facility, the maturity date of the Securitization Facility was extended to March 29, 2027 and the springing maturity date thereunder was terminated. The FILO Facility provides the ability to prepay or repay at certain redemption premiums as set forth in the agreement. The net proceeds received from the FILO Facility of $117 million, net of $3 million in fees paid to creditors, will be used for general corporate purposes. We incurred additional fees of $4 million, which were funded with cash on hand.

The amount available for borrowings at any one time under the Securitization Facility is limited to a borrowing base calculated based on the outstanding balance of eligible receivables, subject to certain reserves. As of December 31, 2024, we had $202 million outstanding under the Securitization Facility, consisting of $82 million under the AR Facility and $120 million outstanding under the FILO Facility.

Dividends

The Preferred Stock accumulated cumulative dividends at a rate per annum equal to 6.50% payable, at our election, in cash, shares of our common stock or a combination of cash and shares of our common stock. We accrued $14 million of preferred stock dividends in our consolidated results of operations for the year ended December 31, 2023. During the year ended December 31, 2023, we paid cash dividends on our preferred stock of $16 million. On September 1, 2023, the mandatory conversion date, each outstanding share of Preferred Stock was automatically converted into shares of our common stock. See Note 14. Stock and Stockholders' Equity for further details.

Share Repurchase Program

In February 2017, we announced the approval of a multi-year share repurchase program (the "Share Repurchase Program") to purchase up to $500 million of Sabre's common stock outstanding. Repurchases under the Share Repurchase Program may take place in the open market or privately negotiated transactions. During the year ended December 31, 2024, we did not repurchase any shares pursuant to the Share Repurchase Program. On March 16, 2020, we announced the suspension of share repurchases under the Share Repurchase Program in conjunction with the cash management measures we undertook as a result of the market conditions caused by COVID-19. As of December 31, 2024, the Share Repurchase Program remains suspended and approximately $287 million remains authorized for repurchases. In addition, the terms of certain of the agreements governing our indebtedness contain covenants that, among other things, limit our ability to repurchase our common stock. See "Risk Factors—The terms of our debt covenants could limit our discretion in operating our business and any failure to comply with such covenants could result in the default of all of our debt."

Cash Flows

Operating Activities

Cash provided by operating activities totaled $71 million for the year ended December 31, 2024. The $14 million increase in operating cash flow from 2023 was primarily due to earnings growth, a $12 million decrease in interest payments related to our debt, primarily due to the deferral of paid-in-kind interest and a $31 million decrease in severance payments made in connection with our cost reduction plan. These changes were partially offset by payments of $17 million associated primarily with employee retention plans and $19 million paid for debt modification costs associated with the refinancing activity in the fourth quarter of 2024. Additionally, 2023 benefited from several working capital initiatives, which did not repeat in 2024.

Cash provided by operating activities totaled $56 million for the year ended December 31, 2023. The $333 million increase in operating cash flow from 2022 was primarily due to increased transaction volumes, partially offset by a $108 million increase in interest payments related to our debt and $48 million of severance payments made in connection with our cost reduction plan. Additionally, cash flow from operations in 2023 benefited from several working capital initiatives.

Investing Activities

For the year ended December 31, 2024, we used $84 million of cash for capital expenditures primarily related to software developed for internal use and acquired software licenses associated with our internal billing systems, partially offset by proceeds received from the sale of investment in securities of $55 million.

For the year ended December 31, 2023, we used $87 million of cash for capital expenditures primarily related to software developed for internal use, and $23 million for investment and acquisition-related activity.

Financing Activities

For the year ended December 31, 2024, we used $40 million for financing activities. Significant highlights of our financing activities included:

- proceeds of $780 million from the issuance of the November 2029 Notes;
- payment of $509 million on the December 2027 Notes, payment of $246 million on the June 2027 Notes, payment of $21 million of the April 2025 Notes and payment of $4 million of the September 2025 Notes;
- proceeds of $775 million from the issuance of the 2024 Term Loans;
- payment of $775 million on our Existing Term Loans;
- proceeds of $150 million from the issuance of the 2026 Exchangeable Notes;
- payment of $150 million on our 2025 Exchangeable Notes;
- proceeds of $120 million from the issuance of the FILO Facility;
- proceeds of $50 million from the issuance of our June 2027 Notes;
- payment of $50 million for debt discount and issuance costs;
- payment of $36 million on our September 2025 Notes and $7 million on our April 2025 Notes;
- net payment of $28 million on borrowings on our AR Facility; and
- net payments of $7 million from the settlement of employee stock awards.

For the year ended December 31, 2023, we used $94 million for financing activities. Significant highlights of our financing activities included:

- proceeds of $853 million from the issuance of the 8.625% senior secured notes due 2027;
- payment of $787 million on our 7.375% senior secured notes due 2025 and $66 million on our 9.25% senior secured notes due 2025;
- proceeds of $677 million from the issuance of the Senior Secured Term Loan Due 2028;
- payment of $665 million on our 9.25% senior secured notes due 2025, 2021 Term Loan B-1, 2021 Term Loan B-2 and 2022 Term Loan B-2;
- payment of $160 million in debt discount and issuance costs;
- net proceeds of $110 million from borrowings on our AR Facility;
- payment of $56 million on our term loans under the Amended and Restated Credit Agreement, $48 million of which is a prepayment from the AirCentre disposition;
- proceeds of $16 million from the sale of common shares of a subsidiary;
- payment of $16 million in dividends on our preferred stock; and
- net payments of $6 million from the settlement of employee stock awards.

Recent Accounting Pronouncements

Information related to Recent Accounting Pronouncements is included in Note 1. Summary of Business and Significant Accounting Policies, to our consolidated financial statements included in Part II, Item 8 in this Annual Report on Form 10-K, which is incorporated herein by reference.

Critical Accounting Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect our reported assets and liabilities, revenues and expenses and other financial information. Actual results may differ significantly from these estimates, and our reported financial condition and results of operations could vary under different assumptions and conditions. In addition, our reported financial condition and results of operations could vary due to a change in the application of a particular accounting standard.

Our accounting policies that include significant estimates and assumptions include: (i) estimation for revenue recognition and multiple performance obligation arrangements, (ii) the evaluation of the recoverability of the carrying value of long-lived assets and goodwill, (iii) the evaluation of uncertainties surrounding the calculation of our tax assets and liabilities, and (iv) estimation of loss contingencies. We regard an accounting estimate underlying our financial statements as a "critical accounting estimate" if the accounting estimate requires us to make assumptions about matters that are uncertain at the time of estimation and if changes in the estimate are reasonably likely to occur and could have a material effect on the presentation of financial condition, changes in financial condition, or results of operations.

We have included below a discussion of the accounting policies involving material estimates and assumptions that we believe are most critical to the preparation of our financial statements, how we apply such policies and how results differing from our estimates and assumptions would affect the amounts presented in our financial statements. We have discussed the development, selection and disclosure of these accounting policies with our Audit Committee. Although we believe these policies to be the most critical, other accounting policies also have a significant effect on our financial statements and certain of these policies also require the use of estimates and assumptions. For further information about our significant accounting policies, see Note 1. Summary of Business and Significant Accounting Policies, to our consolidated financial statements.

Revenue Recognition and Multiple Performance Obligation Arrangements

Our agreements with customers of our Travel Solutions business may have multiple performance obligations which generally include software solutions through SaaS and hosted delivery, professional service fees and implementation services. We also evaluate performance obligations across multiple agreements when entered into with the same customer at or near the same time. These multiple performance obligation arrangements involve judgments, including estimating the selling prices of goods and services, estimating the total contract consideration and allocating amounts to each distinct performance obligation and forecasting future volumes.

Revenue recognition from our IT Solutions products requires significant judgments such as identifying distinct performance obligations including material rights within an agreement, estimating the total contract consideration and allocating amounts to each distinct performance obligation, determining whether variable pricing within a contract meets the allocation objective, and forecasting future volumes. For a small number of our contracts, we are required to forecast volumes as a result of pricing variability within the contract in order to calculate the rate for revenue recognition. Any changes in these judgments and estimates could have an impact on the revenue recognized in future periods.

We evaluate revenue recognition for agreements with customers which generally are represented by individual contracts but could include groups of contracts if the contracts are executed at or near the same time. Typically, access to our GDS and our professional service fees are separated from the implementation and software services. We account for separate performance obligations on an individual basis with value assigned to each performance obligation based on our best estimate of relative standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. SSP is assessed annually using a historical analysis of contracts with customers executed in the most recently completed calendar year to determine the range of selling prices applicable to a distinct good or service. In making these judgments, we analyze various factors, including discounting practices, price lists, contract prices, value differentiators, customer segmentation and overall market and economic conditions. Based on these results, the estimated SSP is set for each distinct product or service delivered to customers. As our market strategies evolve, we may modify pricing practices in the future which could result in changes to SSP.

Deferred customer advances and discounts are amortized against revenue in future periods as the related revenue is earned. Our contract assets include revenue recognized for services already transferred to a customer, for which the fulfillment of another contractual performance obligation is required, before we have the unconditional right to bill and collect based on contract terms. Contract assets are reviewed for recoverability on a periodic basis based on a review of impairment indicators. Deferred customer advances and discounts are reviewed for recoverability based on future contracted revenues and estimated direct costs of the contract when a significant event occurs that could impact the recoverability of the assets, such as a significant contract modification or early renewal of contract terms. These assets are directly supported by estimates of Passengers Boarded and booking volumes for specific customers over their remaining contractual terms. Due to the long-term nature of the relevant contracts, recovery of these assets is not sensitive to near-term declines in volumes. For the year ended December 31, 2024, impairment of these assets as a result of the related contracts becoming uncollectable, modified or canceled was $1 million. Contracts are priced to generate total revenues over the life of the contract that exceed any discounts or advances provided and any upfront costs incurred to implement the customer contract.

Goodwill and Intangible Assets

We have two reporting units associated with our continuing operations: Travel Solutions and Hospitality Solutions.

We evaluate goodwill for impairment on an annual basis or when impairment indicators exist. We begin our evaluation with a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying a quantitative assessment. Our qualitative assessments consider a variety of factors, including but not limited to domestic and international economic indicators, interest rates, our financial performance, and the most recent information from the International Air Transport Association ("IATA") about global passenger traffic, which we believe to be a key assumption. If it is determined through the evaluation of events or circumstances that the carrying value may not be recoverable, or if we decide to bypass the qualitative assessment, we perform a quantitative assessment comparing the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that unit. If the sum of the carrying value of the assets and liabilities of a reporting unit exceeds the estimated fair value of that reporting unit, the carrying value of the reporting unit's goodwill is reduced to its fair value through an adjustment to the goodwill balance, resulting in an impairment charge. The determination of fair value requires us to make significant judgments and estimates including cash flow projections and assumptions related to market participants, the principal markets, and the highest and best use of the reporting units. Changes in the assumptions used in our impairment testing may result in future impairment losses which could have a material impact on our results of operations. As of our last quantitative test in 2023, fair value exceeded current value by more than 10% and our subsequent qualitative tests provided no indicators that it is more likely than not that fair value is less than carrying value. We utilize third-party appraisal firms to assist us in determining the fair value of a reporting unit as part of performing the quantitative assessment. We did not record any goodwill impairment charges for the years ended December 31, 2024, 2023 and 2022.

Definite-lived intangible assets are assigned depreciable lives of two to thirty years, depending on classification, and are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of definite-lived intangible assets used in combination to generate cash flows largely independent of other assets may not be recoverable. If impairment indicators exist for definite-lived intangible assets, the undiscounted future cash flows associated with the expected service potential of the assets are compared to the carrying value of the assets. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible assets, no impairment charge is recorded. If our projection of undiscounted cash flows is less than the carrying value, the intangible assets are then measured at fair value and an impairment charge is recorded based on the excess of the carrying value of the assets over its fair value. We did not record material intangible asset impairment charges for the years ended December 31, 2024, 2023 and 2022.

Income Taxes

We recognize deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review deferred tax assets by jurisdiction to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate, which could materially impact our results of operations. The current economic environment has caused increased uncertainty in determining certain key assumptions within the assessment of our future taxable income upon which recognition of deferred tax assets is assessed. At year end, we had a valuation allowance on a portion of our deferred tax assets based on our assessment that it is more likely than not that the deferred tax asset will not be realized. We believe that our estimates for the valuation allowances against deferred tax assets are appropriate based on current facts and circumstances.

When assessing the need for a valuation allowance, all positive and negative evidence is analyzed, including our ability to carry back NOLs to prior periods, the reversal of deferred tax liabilities, tax planning strategies and projected future taxable income. Significant losses related to COVID-19 resulted in a three-year cumulative loss in certain jurisdictions, which represents significant negative evidence regarding the ability to realize deferred tax assets. As a result, we maintain a cumulative valuation allowance on our U.S. federal and state deferred tax assets of $543 million and $53 million, respectively as of December 31, 2024. For non-U.S. deferred tax assets of certain subsidiaries, we maintained a cumulative valuation allowance on current year losses and other deferred tax assets of $131 million as of December 31, 2024. We reassess these assumptions regularly, which could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate and could materially impact our results of operations.

We operate in numerous countries where our income tax returns are subject to audit and adjustment by local tax authorities. Because we operate globally, the nature of the uncertain tax positions is often very complex and subject to change, and the amounts at issue can be substantial. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We re-evaluate uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. At December 31, 2024 and 2023, we had a liability, including interest and penalty, of $39 million and $61 million, respectively, for uncertain tax positions, of which $36 million and $57 million, respectively, would affect our effective tax rate if recognized. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the provision for income taxes from continuing operations.

Loss Contingencies

While certain legal proceedings and related indemnification obligations and certain tax matters to which we are a party specify the amounts claimed, these claims may not represent reasonably possible losses. Given the inherent uncertainties of litigation and tax claims, the ultimate outcome of these matters cannot be predicted, nor can the amount of possible loss or range of loss, if any, be reasonably estimated, except in circumstances where an aggregate litigation accrual has been recorded for probable and reasonably estimable loss contingencies. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new information or developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. Changes in these factors could materially impact our results of operations.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Management

Market risk is the potential loss from adverse changes in: (i) prevailing interest rates, (ii) foreign exchange rates, (iii) credit risk and (iv) inflation. Our exposure to market risk relates to interest payments due on our long-term debt, derivative instruments, income on cash and cash equivalents, accounts receivable and payable, subscriber incentive liabilities and deferred revenue. We manage our exposure to these risks through established policies and procedures. We do not engage in trading, market making or other speculative activities in the derivatives markets. Our objective is to mitigate potential income statement, cash flow and fair value exposures resulting from possible future adverse fluctuations in interest and foreign exchange rates.

Interest Rate Risk

Historically, our exposure to interest rate risk has primarily related to our interest rate swaps and interest rates under our Amended and Restated Credit Agreement on our senior secured credit facilities. In June 2023, we entered into a new senior secured term loan facility, the Senior Secured Term Loan Due 2028, that bears interest at a floating rate based on the average of the highest yield to maturity of any tranche of Sabre GLBL's or any of its affiliates' outstanding secured indebtedness (as defined within the 2023 Term Loan Agreement) on each of the 20 prior trading days (the "Reference Rate"), plus (i) 25 basis points for cash interest or (ii) 175 basis points for payable-in-kind interest. The all-in interest rate floor is 11.50% for cash interest and 13.00% for payable-in-kind interest and the all-in interest rate ceiling is 17.50% for cash interest and 19.00% for payable-in-kind interest. An increase in the Reference Rate, up to the ceiling rates, would negatively impact our interest expense. During 2024, the interest rate ranged from 13.00% to 16.13% and averaged 14.33% for the year. Offsetting some of this exposure is interest income received from our time deposits and money market funds. The objectives of our investment in time deposits and money market funds are (i) preservation of principal, (ii) liquidity and (iii) yield. If future short-term interest rates averaged 10% lower than they were during the year ended December 31, 2024, the impact to our interest income from these investments would not be material. This amount was determined by applying the hypothetical interest rate change to our average time deposits and money market funds invested.

In April 2022, we entered into an interest rate swap to hedge the interest payments associated with $200 million of the floating-rate 2022 Term Loan B-1 for the years 2022 and 2023. In June 2022, we entered into an interest rate swap to hedge the interest payments associated with $150 million of the floating-rate 2022 Term Loan B-1 for the years 2022 and 2023. In February 2023, we entered into a forward-starting interest rate swap to hedge the interest payments associated with $250 million of the floating-rate 2022 Term Loan B-1 for the year ended 2024. In June 2023, we entered into an interest rate swap to hedge the interest payments associated with $250 million of the floating-rate 2022 Term Loan B-2 for the periods through June 2026. In January 2024, we entered into an interest rate swap to hedge interest payments associated with $250 million of the floating rate 2022 Term Loan B-1 related to the years 2024 and 2025. We designated these swaps as cash flow hedges.

Interest rate swaps outstanding at December 31, 2024 and matured during the years ended December 31, 2024, 2023 and 2022 are as follows:

Notional Amount	Interest Rate Received	Interest Rate Paid	Effective Date	Maturity Date
Designated as Hedging Instrument				
$200 million	1 month SOFR[1]	3.09%[2]	April 30, 2022	December 31, 2023
$150 million	1 month SOFR[1]	3.98%[3]	June 30, 2022	December 31, 2023
$250 million	1 month SOFR[1]	4.72%	June 30, 2023	June 30, 2026
$250 million	1 month SOFR[1]	3.88%	December 31, 2023	December 31, 2024
$250 million	1 month SOFR[1]	4.37%	January 16, 2024	January 31, 2026

_____

[1] Subject to a 0.5% floor.
[2] Fixed fee of 1.71% effective April 30, 2022, and expiring December 30, 2022, and 3.09% effective December 31, 2022, and expiring December 31, 2023.
[3] Fixed fee of 2.79% effective June 30, 2022, and expiring December 30, 2022, and 3.98% effective December 31, 2022, and expiring December 31, 2023.

Since outstanding balances under our senior secured credit facilities incur interest at rates based on SOFR, subject to an applicable floor, increases in short-term interest rates would impact our interest expense. If our mix of interest rate-sensitive assets and liabilities changes significantly, we may enter into additional derivative transactions to manage our net interest rate exposure. The fair value of these interest rate swaps was a net liability of $2 million as of December 31, 2024 and 2023.

The global capital markets experienced periods of volatility throughout 2023 and 2024 in response to geopolitical conflict, changes in the rate of inflation, and uncertainty regarding the path of U.S. monetary policy. During 2023 and 2024, we refinanced portions of our debt which resulted in interest rates higher than prior years, increasing current and future interest expense. We may decide to further refinance portions of our debt in 2025 and 2026 which, at current interest rates, could negatively impact our interest expense. Although interest rates have decreased recently in response to easing monetary policy, they continue to remain volatile, which could drive higher funding costs. Currently approximately 47% of our debt, net of cash and hedging impacts from interest rates swaps, is variable and impacted by changes in interest rates. Excluding the impact of the Senior Secured Term Loan due in 2028, approximately 27% of our debt is variable. See "Risk Factors—We are exposed to interest rate fluctuations."

Foreign Currency Risk

We conduct various operations outside the United States, primarily in Asia Pacific, Europe and Latin America. Our foreign currency risk is primarily associated with operating expenses. During the year ended December 31, 2024, foreign currency operations included $197 million of revenue and $657 million of operating expenses, representing approximately 6% and 24% of our total revenue and operating expenses, respectively. During the year ended December 31, 2023, foreign currency operations included $193 million of revenue and $613 million of operating expenses, representing approximately 7% and 21% of our total revenue and operating expenses, respectively. During the year ended December 31, 2022, foreign currency operations included $169 million of revenue and $517 million of operating expenses, representing approximately 7% and 18% of our total revenue and operating expenses, respectively.

The principal foreign currencies involved include the Euro, the Indian Rupee, the British Pound Sterling, the Australian Dollar, the Polish Zloty, and the Singapore Dollar. Our most significant foreign currency denominated operating expenses is in the Euro, which comprised approximately 7% of our operating expenses for the years ended December 31, 2024 and 2023. In recent years, exchange rates between foreign currencies and the U.S. dollar have fluctuated significantly and may continue to do so in the future. During times of volatile currency movements, this risk can impact our earnings. Additionally, approximately 30% of our exposure in foreign currency operating expenses is naturally hedged by foreign currency cash receipts associated with foreign currency revenue.

Due to the impacts of the uncertain economic environment on our foreign currency exposures, we have paused entering into new cash flow hedges of forecasted foreign currency cash flows until we have more clarity. As a result, as of December 31, 2024, we have no unsettled forward contracts and have not entered into any foreign currency forward contracts for 2024.

We are also exposed to foreign currency fluctuations through the translation of the financial condition and results of operations of our foreign operations into U.S. dollars in consolidation. These gains and losses are recognized as a component of accumulated other comprehensive loss and is included in stockholders' (deficit) equity. We recognized a net translation loss in other comprehensive income (loss) of $1 million for the year ended December 31, 2024, a gain of $4 million for the year ended December 31, 2023, and a loss of $1 million for the year ended December 31, 2022.

Credit Risk

Our customers are primarily located in the United States, Canada, Europe, Latin America and Asia, and are concentrated in the travel industry.

We generate a significant portion of our revenues and corresponding accounts receivable from services provided to the commercial air travel industry. Our other accounts receivable are generally due from other participants in the travel and transportation industry. As of December 31, 2024 and 2023, approximately $184 million, or 69%, and $217 million, or 76%, respectively, of our trade accounts receivable were attributable to services provided to the commercial air travel industry and travel agency customers. Substantially all of our accounts receivable represents trade balances. We generally do not require security or collateral from our customers as a condition of sale. See "Risk Factors—Our travel supplier customers may experience financial instability or consolidation, pursue cost reductions, change their distribution model or undergo other changes."

We regularly monitor the financial condition of the air transportation industry. We believe the credit risk related to the air carriers' difficulties is significantly mitigated by the fact that we collect a significant portion of the receivables from these carriers through clearing houses, such as the Airline Clearing House ("ACH").

As of December 31, 2024, 2023 and 2022, approximately 54%, 53%, and 48%, respectively, of our air customers make payments through the ACH, or other similar clearing houses, which accounts for approximately 89%, 82% and 82%, respectively, of transaction revenue related to air customers. ACH requires participants to deposit certain balances into their demand deposit accounts by certain deadlines, which facilitates a timely settlement process. For these carriers, we believe the use of ACH mitigates our credit risk with respect to airline bankruptcies. For those carriers from which we do not collect payments through the ACH or other similar clearing houses, our credit risk is higher. We monitor these carriers and account for the related credit risk through our normal reserve policies.

Inflation

An overall labor shortage, lack of skilled labor, increased turnover or labor inflation, as a result of general macroeconomic factors, could have a material adverse impact on our operations, results of operations, liquidity or cash flows. See "Risk Factors —Our business could be harmed by adverse global and regional economic and political conditions."

ITEM 8.   **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Index to Financial Statements and Supplementary Data

Consolidated Financial Statements:

Financial Statement Schedules:

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Sabre Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sabre Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of IT Solutions Revenue

Description of the Matter	As discussed in Note 2 of the financial statements, the Company recognized $571 million of IT Solutions revenue. IT Solutions customer agreements are long-term contracts that frequently contain multiple performance obligations. Judgment exists in determining which performance obligations are distinct and accounted for separately. These contracts also contain variable consideration in the form of tiered pricing, contractual minimums or discounts. Judgment exists in estimating the total contract consideration and allocating amounts to each distinct performance obligation.
	Auditing management's recognition of IT Solutions revenue was complex and involved a high degree of judgment because of the significant management judgments and estimates required to identify the distinct performance obligations, estimate and allocate contract consideration, and determine the rate used to recognize revenue.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls related to the Company's process for recognizing IT Solutions revenue, including management's review of the significant judgments and estimates used in the identification of distinct performance obligations, the estimation and allocation of amounts to each performance obligation, and the determination of the rate used to recognize revenue.

Our audit procedures included, among others, testing management's identification of the distinct performance obligations based on terms in the contracts and the Company's policies. Our procedures also included testing the judgments and estimates used to determine the rate to recognize revenue based on the contractual minimums, tiered pricing and other discounts, and current economic conditions. To test the calculation of the amount of consideration allocated to each distinct performance obligation, we performed procedures to test management's judgments and assumptions related to the allocation of consideration to each distinct performance obligation. Our procedures included an evaluation of the significant assumptions and the accuracy and completeness of the underlying data used in management's calculation of revenue recognized. We have also evaluated the adequacy of the Company's IT Solutions revenue disclosures included in Note 2 in relation to these revenue recognition matters.

Uncertain Tax Positions

Description of the Matter	As discussed in Note 8 of the financial statements, the Company operates in the United States and multiple international jurisdictions, and its income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge income tax positions on these returns. Uncertainty in a tax position may arise because tax laws are subject to interpretation. The Company uses significant judgment in (1) determining whether, based on the technical merits, a tax position is more likely than not to be sustained and (2) measuring the amount of tax benefit that qualifies for recognition. As of December 31, 2024, the Company accrued liabilities of $39 million for uncertain tax positions, including penalties and interest.

Auditing management's estimate of the amount of tax benefit that qualifies for recognition involved auditor judgment and use of tax professionals with specialized skills and knowledge to evaluate the Company's interpretation of, and compliance with, tax laws and legal rulings across its multiple subsidiaries located in multiple taxing jurisdictions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting process for uncertain tax positions. For example, we tested controls over the Company's assessment of the technical merits of tax positions and management's process to measure the benefit of those tax positions.

Among other procedures performed, we involved our tax professionals to assess the technical merits of the Company's tax positions. This included assessing the Company's correspondence with the relevant tax authorities and evaluating income tax opinions or other third-party advice obtained by the Company. We also evaluated the appropriateness of the Company's accounting for its tax positions taking into consideration relevant information, local income tax laws, and legal rulings. We analyzed the Company's assumptions and data used to determine the amount of tax benefit to recognize and tested the accuracy of the calculations. We have also evaluated the adequacy of the Company's income tax disclosures included in Note 8 in relation to these tax matters.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1993.

Dallas, Texas
February 20, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Sabre Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Sabre Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sabre Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule listed in the Index at Item 15, and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Dallas, Texas
February 20, 2025

SABRE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 3,029,565	$ 2,907,738	$ 2,537,015
Cost of revenue, excluding technology costs	1,254,739	1,189,606	1,040,819
Technology costs	865,998	1,036,596	1,096,097
Selling, general and administrative	622,670	634,393	661,159
Operating income (loss)	286,158	47,143	(261,060)
Other expense:			
Interest expense, net	(509,643)	(447,878)	(295,231)
Loss on extinguishment of debt, net	(37,994)	(108,577)	(4,473)
Equity method income	2,606	2,042	686
Other, net	(21,587)	13,751	136,645
Total other expense, net	(566,618)	(540,662)	(162,373)
Loss from continuing operations before income taxes	(280,460)	(493,519)	(423,433)
(Benefit) provision for income taxes	(1,777)	34,729	8,666
Loss from continuing operations	(278,683)	(528,248)	(432,099)
Income (loss) from discontinued operations, net of tax	—	308	(679)
Net loss	(278,683)	(527,940)	(432,778)
Net income (loss) attributable to noncontrolling interests	76	(332)	2,670
Net loss attributable to Sabre Corporation	(278,759)	(527,608)	(435,448)
Preferred stock dividends	—	14,257	21,385
Net loss attributable to common stockholders	$ (278,759)	$ (541,865)	$ (456,833)
Basic net loss per share attributable to common stockholders:			
Loss from continuing operations	$ (0.73)	$ (1.56)	$ (1.40)
Loss from discontinued operations	—	—	—
Net loss per common share	$ (0.73)	$ (1.56)	$ (1.40)
Diluted net loss per share attributable to common stockholders:			
Loss from continuing operations	$ (0.73)	$ (1.56)	$ (1.40)
Loss from discontinued operations	—	—	—
Net loss per common share	$ (0.73)	$ (1.56)	$ (1.40)
Weighted-average common shares outstanding:			
Basic	383,733	346,567	326,742
Diluted	383,733	346,567	326,742

See Notes to Consolidated Financial Statements.

SABRE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Net loss	$ (278,683)	$ (527,940)	$ (432,778)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments ("CTA")	(950)	3,890	(1,024)
Retirement-related benefit plans:			
Net actuarial gain (loss), net of taxes of $(114), $8 and $(490)	166	(5,179)	(136)
Pension settlement, net of taxes of $—, $— and $(691)	—	—	6,016
Amortization of prior service credits, net of taxes of $—, $— and $96	(1,432)	(1,432)	(1,337)
Amortization of actuarial losses, net of taxes of nil in all periods	2,812	2,302	6,484
Net change in retirement-related benefit plans, net of tax	1,546	(4,309)	11,027
Derivatives:			
Unrealized (losses) gains, net of taxes of $—, $— and $(406)	7,170	(794)	5,658
Reclassification adjustment for realized gains, net of taxes of $—, $— and $78	(7,094)	(6,652)	(1,082)
Net change in derivatives, net of tax	76	(7,446)	4,576
Share of other comprehensive loss of equity method investments	(495)	(326)	(23)
Other comprehensive income (loss)	177	(8,191)	14,556
Comprehensive loss	(278,506)	(536,131)	(418,222)
Less: Comprehensive (income) loss attributable to noncontrolling interests	(76)	332	(2,670)
Comprehensive loss attributable to Sabre Corporation	$ (278,582)	$ (535,799)	$ (420,892)

See Notes to Consolidated Financial Statements.

SABRE CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	
	2024	2023
Assets		
Current assets		
Cash and cash equivalents	$ 724,479	$ 648,207
Restricted cash	21,039	21,037
Accounts receivable, net	339,978	343,436
Prepaid expenses and other current assets	77,722	145,911
Total current assets	1,163,218	1,158,591
Property and equipment, net of accumulated depreciation	248,399	233,677
Equity method investments	22,470	22,343
Goodwill	2,552,938	2,554,039
Acquired customer relationships, net of accumulated amortization	192,064	214,190
Other intangible assets, net of accumulated amortization	145,819	161,913
Deferred income taxes	8,113	10,201
Other assets, net	301,908	317,240
Total assets	$ 4,634,929	$ 4,672,194
Liabilities and stockholders' deficit		
Current liabilities		
Accounts payable	$ 263,679	$ 231,767
Accrued compensation and related benefits	114,937	135,620
Accrued subscriber incentives	265,065	237,421
Deferred revenues	72,111	108,256
Other accrued liabilities	195,769	197,609
Current portion of debt	230,214	4,040
Total current liabilities	1,141,775	914,713
Deferred income taxes	37,242	30,745
Other noncurrent liabilities	212,907	258,719
Long-term debt	4,834,776	4,829,461
Commitments and contingencies (Note 18)		
Redeemable noncontrolling interests	12,928	14,375
Stockholders' equity		
Common stock: $0.01 par value; 1,000,000 authorized shares; 414,754 and 405,915 shares issued, 385,932 and 379,569 shares outstanding at December 31, 2024 and 2023, respectively	4,147	4,059
Additional paid-in capital	3,304,466	3,249,901
Treasury stock, at cost, 28,822 and 26,346 shares at December 31, 2024 and 2023, respectively	(526,789)	(520,124)
Accumulated deficit	(4,327,152)	(4,048,393)
Accumulated other comprehensive loss	(73,747)	(73,922)
Noncontrolling interest	14,376	12,660
Total stockholders' deficit	(1,604,699)	(1,375,819)
Total liabilities and stockholders' deficit	$ 4,634,929	$ 4,672,194

See Notes to Consolidated Financial Statements.

SABRE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Operating Activities			
Net loss	$ (278,683)	$ (527,940)	$ (432,778)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:			
Depreciation and amortization	129,484	148,676	184,633
Paid-in-kind interest	117,752	53,859	—
Stock-based compensation expense	54,567	52,015	82,872
Loss on extinguishment of debt, net	37,994	108,577	4,473
Amortization of upfront incentive consideration	34,317	34,833	44,086
Amortization of debt discount and issuance costs	29,119	22,743	16,026
(Gain) loss on investment fair value adjustment	(3,234)	2,400	26,000
Other	4,598	(3,261)	5,732
Deferred income taxes	(2,891)	22,287	(17,306)
Provision for expected credit losses	2,059	5,872	(285)
(Income) loss from discontinued operations	—	(308)	679
Gain on sale of assets and investments	—	—	(180,081)
Pension settlement charge	—	—	6,707
Impairment and related charges	—	—	5,146
Debt modification costs	—	—	4,905
Gain on loan converted to equity	—	—	(3,568)
Changes in operating assets and liabilities:			
Accounts and other receivables	13,327	(1,454)	(122,288)
Prepaid expenses and other current assets	3,880	51,506	(22,431)
Capitalized implementation costs	(18,250)	(8,862)	(12,577)
Upfront incentive consideration	(9,432)	(13,942)	(12,113)
Other assets	(7,121)	(3,960)	42,039
Accrued compensation and related benefits	(31,319)	487	(11,857)
Accounts payable and other accrued liabilities	32,710	60,527	131,034
Deferred revenue including upfront solution fees	(38,283)	52,184	(15,506)
Cash provided by (used in) operating activities	70,594	56,239	(276,458)
Investing Activities			
Additions to property and equipment	(84,148)	(87,423)	(69,494)
Proceeds from disposition of investments in securities and assets	54,834	—	392,268
Other investing activities	(300)	664	—
Purchase of investments	—	(11,200)	(80,000)
Acquisitions, net of cash acquired	—	(12,021)	(68,797)
Cash (used in) provided by investing activities	(29,614)	(109,980)	173,977
Financing Activities			
Proceeds of borrowings from lenders	1,755,104	1,530,473	1,818,581
Payments on borrowings from lenders	(1,750,740)	(1,573,729)	(1,822,661)
Proceeds from borrowings under Securitization Facility	183,500	218,600	—
Payments on borrowings under Securitization Facility	(91,300)	(108,600)	—
Debt prepayment fees and issuance costs	(50,325)	(159,589)	(33,489)
Net payment on the settlement of equity-based awards	(6,667)	(5,535)	(16,084)
Dividends paid on preferred stock	—	(16,039)	(21,385)
Proceeds from sale of redeemable shares in subsidiary	—	16,000	—
Other financing activities	—	4,200	(332)
Cash provided by (used in) financing activities	39,572	(94,219)	(75,370)
Cash Flows from Discontinued Operations			
Cash used in operating activities	—	(425)	(3,259)
Cash used in discontinued operations	—	(425)	(3,259)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,278)	1,706	(2,358)
Increase (decrease) in cash, cash equivalents and restricted cash	76,274	(146,679)	(183,468)
Cash, cash equivalents and restricted cash at beginning of period	669,244	815,923	999,391
Cash, cash equivalents and restricted cash at end of period	$ 745,518	$ 669,244	$ 815,923
Cash payments for income taxes	$ 18,317	$ 24,332	$ 15,620
Cash payments for interest	$ 382,966	$ 394,539	$ 286,139
Capitalized interest	$ 8,056	$ 5,740	$ 2,232
Non-cash additions to property and equipment	$ 23	$ —	$ 3,025

See Notes to Consolidated Financial Statements.

SABRE CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In thousands, except share data)

| | Stockholders' Equity (Deficit) | | | | | | | | | | |
| | Preferred Stock | | Common Stock | | Additional Paid in Capital | Treasury Stock | | Retained Earnings (Deficit) | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interest | Total Stockholders' Deficit |
	Shares	Amount	Shares	Amount		Shares	Amount				
Balance at December 31, 2021	3,290,000	$ 33	346,430,421	$ 3,464	$3,115,719	22,929,668	$ (498,141)	$ (3,049,695)	$ (80,287)	$ 9,190	$ (499,717)
Comprehensive loss	—	—	—	—	—	—	—	(435,448)	14,556	2,670	(418,222)
Preferred stock dividends[1]	—	—	—	—	—	—	—	(21,385)	—	—	(21,385)
Settlement of stock-based awards	—	—	7,006,082	70	(11)	1,965,330	(16,074)	—	—	—	(16,015)
Stock-based compensation expense	—	—	—	—	82,872	—	—	—	—	—	82,872
Other	—	—	—	—	—	—	—	—	—	(360)	(360)
Balance at December 31, 2022	3,290,000	33	353,436,503	3,534	3,198,580	24,894,998	(514,215)	(3,506,528)	(65,731)	11,500	(872,827)
Comprehensive loss	—	—	—	—	—	—	—	(527,608)	(8,191)	1,160	(534,639)
Preferred stock dividend[1]	—	—	—	—	—	—	—	(14,257)	—	—	(14,257)
Conversion of preferred stock to common stock	(3,290,000)	(33)	46,999,367	470	(437)	—	—	—	—	—	—
Settlement of stock-based awards	—	—	5,478,793	55	375	1,450,686	(5,909)	—	—	—	(5,479)
Stock-based compensation expense	—	—	—	—	52,015	—	—	—	—	—	52,015
Other	—	—	—	—	(632)	—	—	—	—	—	(632)
Balance at December 31, 2023	—	—	405,914,663	4,059	3,249,901	26,345,684	(520,124)	(4,048,393)	(73,922)	12,660	(1,375,819)
Comprehensive loss	—	—	—	—	—	—	—	(278,759)	177	1,716	(276,866)
Settlement of stock-based awards	—	—	8,839,013	88	(2)	2,476,800	(6,665)	—	—	—	(6,579)
Stock-based compensation expense	—	—	—	—	54,567	—	—	—	—	—	54,567
Other	—	—	—	—	—	—	—	—	(2)	—	(2)
Balance at December 31, 2024	—	$ —	414,753,676	$ 4,147	$3,304,466	28,822,484	$ (526,789)	$ (4,327,152)	$ (73,747)	$ 14,376	$ (1,604,699)

[1] Our mandatory convertible preferred stock accumulated cumulative dividends at an annual rate of 6.50%.

See Notes to Consolidated Financial Statements.

1. Summary of Business and Significant Accounting Policies

Description of Business

Sabre Corporation is a Delaware corporation formed in December 2006. On March 30, 2007, Sabre Corporation acquired Sabre Holdings Corporation ("Sabre Holdings"). Sabre Holdings is the sole direct subsidiary of Sabre Corporation. Sabre GLBL Inc. ("Sabre GLBL") is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre GLBL or its direct or indirect subsidiaries conduct all of our businesses. In these consolidated financial statements, references to "Sabre," the "Company," "we," "our," "ours," and "us" refer to Sabre Corporation and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

At Sabre, we make travel happen. We are a technology company that operates through two business segments: (i) Travel Solutions, our global travel marketplace for travel suppliers and travel buyers, a broad portfolio of software technology products and solutions for airlines and other travel suppliers, and (ii) Hospitality Solutions, an extensive suite of leading software solutions for hoteliers.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). We consolidate all majority-owned subsidiaries and companies over which we exercise control through majority voting rights. No entities are consolidated due to control through operating agreements, financing agreements or as the primary beneficiary of a variable interest entity. The consolidated financial statements include our accounts after elimination of all significant intercompany balances and transactions. All dollar amounts in the financial statements and the tables in the notes, except per share amounts, are stated in thousands of U.S. dollars, unless otherwise indicated. All amounts in the notes reference results from continuing operations, unless otherwise indicated. We have reclassified certain amounts in the notes to the financial statements, in the prior periods, to conform to current period presentation.

The preparation of these annual financial statements in conformity with GAAP requires that certain amounts be recorded based on estimates and assumptions made by management. Actual results could differ from these estimates and assumptions. Our accounting policies that utilize significant estimates and assumptions include: (i) estimation for revenue recognition and multiple performance obligation arrangements, (ii) the evaluation of the recoverability of the carrying value of intangible assets and goodwill, (iii) the evaluation of uncertainties surrounding the calculation of our tax assets and liabilities, and (iv) estimation of loss contingencies.

Within our segments and results of operations, cost of revenue, excluding technology costs, primarily consists of costs associated with the delivery and distribution of our products and services, including employee-related costs for our delivery, customer operations and call center teams, transactional-related costs, including travel agency incentive consideration for reservations made on our global distribution system ("GDS") for Travel Solutions and GDS transaction fees for Hospitality Solutions, amortization of upfront incentive consideration and depreciation and amortization associated with capitalized implementation costs, and certain intangible assets. Corporate cost of revenue, excluding technology costs, primarily includes costs, such as stock-based compensation and restructuring charges, that are not allocated to our segments. Technology costs consist of expenses related to third-party providers and employee-related costs to operate technology operations including data processing and hosting, third-party software, other costs associated with the maintenance and minor enhancement of our technology, and depreciation and amortization associated with software developed for internal use that supports our products, assets supporting our technology platform, businesses and systems and intangible assets related to technology. Technology costs also include costs associated with our technology transformation efforts. Corporate technology costs includes certain expenses such as stock-based compensation, restructuring charges and other corporate related items including labor and professional services that are not identifiable with either of our segments. Selling, general and administrative expenses consist of professional service fees, certain settlement charges or reimbursements, costs to defend legal disputes, provision for expected credit losses, non-recoverable taxes, digital services taxes ("DST"), other overhead costs, personnel-related expenses, including stock-based compensation, for employees engaged in sales, sales support, account management and who administratively support the business in finance, legal, human resources, information technology and communications, and depreciation and amortization associated with property and equipment, acquired customer relationships, trademarks and brand names.

Revenue Recognition

Travel Solutions and Hospitality Solutions' revenue recognition is primarily driven by GDS and reservation system transactions. Timing of revenue recognition is primarily based on the consistent provision of services in a stand-ready series SaaS environment, and the amount of revenue recognized varies with the volume of transactions processed. Revenue is recognized if it is not considered probable of reversal.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account under Accounting Standards Codification ("ASC") 606. The transaction price is allocated to each performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Most of our contracts for GDS services and central reservation system services for Hospitality Solutions have a single stand-ready series performance obligation. For Travel Solutions' IT Solutions revenue, many of our contracts may have multiple performance obligations, which generally include software and product solutions through SaaS and hosted delivery, and other service fees. We also evaluate performance obligations across multiple agreements when entered into with the same customer at or near the same time.

Our significant product and services and methods of recognition are as follows:

Stand-ready series revenue recognition

We recognize revenue from usage-based fees for the use of the software which represents a stand-ready performance obligation. Variability in the usage-based fee that does not align with the value provided to the customer can result in a difference between billings to the customer and the timing of contract performance and revenue recognition, which may result in the recognition of a contract asset. This can result in a requirement to forecast expected usage-based fees and volumes over the contract term in order to determine the rate for revenue recognition. This variable consideration is constrained if there is an inability to reliably forecast this revenue or if future reversal is considered probable. Additionally, we may occasionally recognize revenue in the current period for performance obligations partially or fully satisfied in the previous periods resulting from changes in estimates of the transaction price, including any changes to our assessment of whether an estimate of variable consideration is constrained.

Travel Solutions—Travel Solutions generates distribution revenue for bookings made through our GDS (e.g., Air, and Lodging, Ground and Sea ("LGS")). GDS services link and engage transactions between travel agents and travel suppliers. Revenue is generated from contracts with the travel suppliers as each booking is made or transaction occurs and represents a stand-ready series performance obligation where our systems perform the same service each day for the customer, based on the customer's level of usage. Distribution revenue associated with car rental, hotel transactions and other travel providers is recognized at the time the reservation is used by the customer. Distribution revenue associated with airline travel reservations is recognized at the time of booking of the reservation, net of estimated future cancellations. Cancellations prior to the day of departure are estimated based on historical and expected levels of cancellation rates, adjusted to take into account any recent factors which could cause a change in those rates.

Travel Solutions also generates IT Solutions revenue from its product offerings including reservation systems for full-service and low-cost carriers, commercial and operations products, agency solutions and booking data. Reservation system revenue is primarily generated based on the number of passengers boarded. Generally, customers are charged a fixed, upfront solutions fee and a recurring usage-based fee for the use of the software in a stand-ready series performance obligation. In the context of both our reservation systems and our commercial and operations products, upfront solutions fees are recognized primarily on a straight-line basis over the relevant contract term, upon cut-over of the primary SaaS solution.

Hospitality Solutions—Hospitality Solutions provides technology solutions and other professional services, through SaaS and hosted delivery models, to hoteliers around the world. Generally, customers are charged an upfront solutions fee and a recurring usage-based fee for the use of the software, which represents a stand-ready series performance obligation where our systems perform the same service each day for the customer, based on the customer's level of usage. Upfront solutions fees are recognized primarily on a straight-line basis over the relevant contract term, upon cut-over of the primary SaaS solution.

Contract Assets and Deferred Customer Advances and Discounts

Deferred customer advances and discounts are amortized against revenue in future periods as the related revenue is earned. Our contract assets include revenue recognized for services already transferred to a customer, for which the fulfillment of another contractual performance obligation is required, before we have the unconditional right to bill and collect based on contract terms. Contract assets and deferred customer advances and discounts are reviewed for recoverability on a periodic basis based on a review of impairment indicators, future contracted revenues and estimated direct costs of the contract when a significant event occurs that could impact the recoverability of the assets, such as a significant contract modification or early renewal of contract terms. For the year ended December 31, 2024, we recorded an impairment of $1 million related to these assets. For the years ended December 31, 2023 and 2022, we did not impair any of these assets as a result of the related contract becoming uncollectible, modified or canceled. Contracts are priced to generate total revenues over the life of the contract that exceed any discounts or advances provided and any upfront costs incurred to implement the customer contract.

Other revenue recognition patterns

Travel Solutions also provides other services including development labor or professional consulting. These services can be sold separately or with other products and services, and Travel Solutions may bundle multiple technology solutions in one arrangement with these other services. Revenue from other services consisting of development services that represent minor configuration or professional consulting is generally recognized over the period the services are performed or upon completed delivery.

Travel Solutions also directly licenses certain software to its customers where the customer obtains on-site control of the license. Revenue from software license fees is recognized when the customer gains control of the software enabling them to directly use the software and obtain substantially all of the remaining benefits. Fees for ongoing software maintenance are recognized ratably over the life of the contract. Under these arrangements, often we are entitled to minimum fees which are collected over the term of the agreement, while the revenue from the license is recognized at the point when the customer gains control, which results in current and long-term unbilled receivables for these arrangements.

Variability in the amounts billed to the customer and revenue recognized coincides with the customer's level of usage with the exception of upfront solution fees, non-usage based variable consideration, license and maintenance agreements and other services including development labor and professional consulting. Contracts with the same customer which are entered into at or around the same period are analyzed for revenue recognition purposes on a combined basis across our businesses which can impact timing of revenue recognition.

For contracts with multiple performance obligations, we account for separate performance obligations on an individual basis with value assigned to each performance obligation based on our best estimate of relative standalone selling price ("SSP"). Judgment is required to determine the SSP for each distinct performance obligation. SSP is assessed annually using a historical analysis of contracts with customers executed in the most recently completed calendar year to determine the range of selling prices applicable to a distinct good or service. In making these judgments, we analyze various factors, including discounting practices, price lists, contract prices, value differentiators, customer segmentation and overall market and economic conditions. Based on these results, the estimated SSP is set for each distinct product or service delivered to customers. As our market strategies evolve, we may modify pricing practices in the future which could result in changes to SSP.

Revenue recognition from our Travel Solutions business requires significant judgments such as identifying distinct performance obligations including estimating the total contract consideration and allocating amounts to each distinct performance obligation, determining whether variable pricing within a contract meets the allocation objective, assessing revenue for constraint and forecasting future volumes. For a small number of our contracts, we are required to forecast volumes as a result of pricing variability within the contract in order to calculate the rate for revenue recognition. Any changes in these judgments and estimates could have an impact on the revenue recognized in future periods.

We evaluate whether it is appropriate to record the gross amount of our revenues and related costs by considering whether the entity is a principal (gross presentation) or an agent (net presentation) by evaluating the nature of our promise to the customer. We report revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue producing transactions.

Incentive Consideration

Certain service contracts with significant travel agency customers contain booking productivity clauses and other provisions that allow travel agency customers to receive cash payments or other consideration. We establish liabilities for these commitments and recognize the related expense as these travel agencies earn incentive consideration based on the applicable contractual terms. Periodically, we make cash payments to these travel agencies at inception or modification of a service contract which are capitalized and amortized to cost of revenue, excluding technology costs over the expected life of the service contract, which is generally three to ten years. Deferred charges related to such contracts are recorded in other assets, net on the consolidated balance sheets. The service contracts are priced so that the additional airline and other booking fees generated over the life of the contract will exceed the cost of the incentive consideration provided. Incentive consideration paid to the travel agency represents a commission paid to the travel agency for booking travel on our GDS. Similar to the revenue cancellation reserve, we record a reduction to incentive expense within cost of revenue, excluding technology costs for amounts considered probable of recovery from travel agencies for incentives previously paid on cancelled bookings.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs incurred by our continuing operations totaled $9 million, $11 million and $10 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Cash and Cash Equivalents

We classify all highly liquid instruments, including money market funds and money market securities with original maturities of three months or less, as cash equivalents.

Restricted Cash

Restricted cash primarily includes $21 million of cash collateral for standby letters of credit associated with guarantees related to our bilateral letter of credit facility issued in conjunction with our Senior Secured Credit Facility. See Note 10. Debt for additional information.

Allowance for Credit Losses and Concentration of Credit Risk

We are exposed to credit losses primarily through our sales of services provided to participants in the travel and transportation industry, which we consider to be our singular portfolio segment. We develop and document our methodology used in determining the allowance for credit losses at the portfolio segment level. Within the travel portfolio segment, we identify airlines, hoteliers and travel agencies as each presenting unique risk characteristics associated with historical credit loss patterns unique to each and we determine the adequacy of our allowance for credit loss by assessing the risks and losses inherent in our receivables related to each.

The majority of our receivables are trade receivables due in less than one year. In addition to our short-term trade and unbilled receivables, our receivables also include contract assets and long-term trade unbilled receivables. See Note 2. Revenue from Contracts with Customers for more information about these financial assets. Contract assets and long-term receivables are reviewed for recoverability on a periodic basis based on a review of subjective factors and trends in collection data including the aging of our trade receivable balances with these customers and expectations of future global economic growth. Our credit risk is mitigated with carriers who use the Airline Clearing House or other similar clearing houses ("ACH") and other similar clearing houses, as ACH requires participants to deposit certain balances into their demand deposit accounts by certain deadlines, which facilitates a timely settlement process. For those carriers from which we do not collect payments through the ACH, our credit risk is higher. We monitor our ongoing credit exposure for these carriers through active review of customer balances against contract terms and due dates with account management. Our activities include established collection processes, account reconciliations, dispute resolution and payment confirmations. We may employ collection agencies and legal counsel to pursue recovery of defaulted receivables. We generally do not require security or collateral from our customers as a condition of sale.

We evaluate the collectability of our receivables based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, such as bankruptcy filings or failure to pay amounts due to us or others, we specifically provide for credit losses against amounts due to reduce the recorded receivable to the amount we reasonably determine will be collected. For all other customers, we record reserves for receivables, including unbilled receivables and contract assets, based on historical experience and the length of time the receivables are past due. The estimate of credit losses is developed by analyzing historical twelve-month collection rates and adjusting for current customer-specific factors indicating financial instability and other macroeconomic factors that correlate with the expected collectability of our receivables.

Receivables are considered to be delinquent when contractual payment terms are exceeded. All receivables aged over twelve months are fully reserved. Receivables are written off against the allowance when it is probable that all remaining contractual payments will not be collected as evidenced by factors such as the extended age of the balance, the exhaustion of collection efforts, and the lack of ongoing contact or billing with the customer.

We maintained an allowance for credit losses of approximately $26 million, $34 million and $39 million at December 31, 2024, 2023 and 2022, respectively. See Note 9. Credit Losses for further considerations involved in the development of this estimate.

Derivative Financial Instruments

We recognize all derivatives on the consolidated balance sheets at fair value and do not offset fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are offset against the change in fair value of the hedged item through earnings (a "fair value hedge") or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings (a "cash flow hedge"). For derivative instruments not designated as hedging instruments, the gain or loss resulting from the change in fair value is recognized in current earnings during the period of change. No hedging ineffectiveness was recorded in earnings during the periods presented.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization, which is calculated on the straight-line basis. Our depreciation and amortization policies are as follows:

Buildings	Lesser of lease term or 35 years
Leasehold improvements	Lesser of lease term or useful life
Furniture and fixtures	5 to 15 years
Equipment, general office and computer	3 to 5 years
Software developed for internal use	3 to 5 years

We capitalize certain costs related to our infrastructure, software applications and reservation systems in accordance with GAAP on software developed for internal use. Capitalizable costs consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal use computer software and (b) payroll and payroll related costs for employees who are directly associated with and who devote time to our GDS and SaaS-related development projects. Costs incurred during the preliminary project stage or costs incurred for data conversion activities and training, maintenance and general and administrative or overhead costs are expensed as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements to, internal use software are also expensed as incurred. See Note 7. Balance Sheet Components, for amounts capitalized as property and equipment in our consolidated balance sheets. Depreciation and amortization of property and equipment totaled $67 million, $79 million and $90 million for the years ended December 31, 2024, 2023 and 2022, respectively. Amortization of software developed for internal use totaled $53 million, $66 million and $74 million for the years ended December 31, 2024, 2023 and 2022, respectively. During the years ended December 31, 2024, 2023 and 2022, we capitalized $66 million, $77 million, and $64 million, respectively, related to software developed for internal use.

We also evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets used in combination to generate cash flows largely independent of other assets may not be recoverable. We did not record any property and equipment impairment charges for the years ended December 31, 2024 and 2023.

Leases

We lease certain facilities under long term operating leases. We determine if an arrangement is a lease at inception. We evaluate lessee agreements with a minimum term greater than one year for recording on the balance sheet. Operating lease assets are included in operating lease right-of-use ("ROU") assets within other assets, net and operating lease liabilities are included in other current liabilities and other noncurrent liabilities in our consolidated balance sheets. Finance lease assets are included in property and equipment with associated liabilities included in current portion of debt and long-term debt in our consolidated balance sheets. We did not have any finance lease assets for the years ended December 31, 2024 and 2023.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our internal borrowing rate for leases with a lease term of less than or equal to five years. For leases with a lease term greater than five years, we use our incremental borrowing rate based on the estimated rate of interest for corporate bond borrowings over a similar term of the lease payments. Certain of our lease agreements contain renewal options, early termination options and/or payment escalations based on fixed annual increases, local consumer price index changes or market rental reviews. We recognize rent expense with fixed rate increases and/or fixed rent reductions on a straight-line basis over the term of the lease.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. Under this method, the assets acquired and liabilities assumed are recognized at their respective fair values as of the date of acquisition. The excess, if any, of the acquisition price over the fair values of the assets acquired and liabilities assumed is recorded as goodwill. For significant acquisitions, we utilize third-party appraisal firms to assist us in determining the fair values for certain assets acquired and liabilities assumed. The measurement of these fair values requires us to make significant estimates and assumptions which are inherently uncertain.

Adjustments to the fair values of assets acquired and liabilities assumed are made until we obtain all relevant information regarding the facts and circumstances that existed as of the acquisition date (the "measurement period"), not to exceed one year from the date of the acquisition. We recognize measurement-period adjustments in the period in which we determine the amounts, including the effect on earnings of any amounts we would have recorded in previous periods if the accounting had been completed at the acquisition date.

Business Divestitures

We periodically divest assets that we do not consider core to our business strategy. The carrying value of the net assets held for sale are compared to their fair value, less cost to sell, and any initial adjustments of the carrying value to fair value, less cost to sell are recorded when the held for sale criteria are met. Gains or losses associated with the disposal of assets held for sale are recorded within other, net in our consolidated statements of operations. When the net assets constitute a business, we allocate a portion of the goodwill from the related reporting unit to the carrying value of the net assets held for sale. The amount of goodwill allocated is based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.

Goodwill and Intangible Assets

Goodwill is the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired in business combinations. Goodwill is not amortized but is reviewed for impairment on an annual basis or more frequently if events and circumstances indicate the carrying amount may not be recoverable. Definite-lived intangible assets are amortized on a straight-line basis and assigned useful economic lives of two to thirty years, depending on classification. The useful economic lives are evaluated on an annual basis.

We perform our annual goodwill impairment assessment as of October 1 of each year and interim assessments as required upon the identification of a triggering event. We begin with the qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value before applying the quantitative assessment described below. If it is determined through the evaluation of events or circumstances that the carrying value may not be recoverable, or if we decide to bypass the qualitative assessment, we perform a quantitative assessment comparing the estimated fair value of the reporting unit to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that unit. If the sum of the carrying value of the assets and liabilities of a reporting unit exceeds the estimated fair value of that reporting unit, the carrying value of the reporting unit's goodwill is reduced to its fair value through an adjustment to the goodwill balance, resulting in an impairment charge. We utilize third-party appraisal firms to assist us in determining the fair value of a reporting unit as part of performing the quantitative assessment. We have two reporting units associated with our continuing operations: Travel Solutions and Hospitality Solutions. We did not record any goodwill impairment charges for the years ended December 31, 2024, 2023 and 2022. See Note 6. Goodwill and Intangible Assets for additional information.

Definite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of definite lived intangible assets used in combination to generate cash flows largely independent of other assets may not be recoverable. If impairment indicators exist for definite-lived intangible assets, the undiscounted future cash flows associated with the expected service potential of the assets are compared to the carrying value of the assets. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible assets, no impairment charge is recorded. If our projection of undiscounted cash flows is less than the carrying value, the intangible assets are measured at fair value and an impairment charge is recorded based on the excess of the carrying value of the assets to its fair value. We did not record any intangible asset impairment charges for the years ended December 31, 2024, 2023 and 2022. See Note 6. Goodwill and Intangible Assets for additional information.

Equity Method Investments

We utilize the equity method to account for our interests in entities that we do not control but over which we exert significant influence. We periodically evaluate investments accounted for under the equity method for impairment by reviewing updated financial information provided by the investee, including valuation information from new financing transactions by the investee and information relating to competitors of investees when available. We own voting interests in various national marketing companies ranging from 20% to 49%, a voting interest of 40% in ESS Elektroniczne Systemy Spzedazy Sp. zo.o, and a voting interest of 20% in Asiana Sabre, Inc. The carrying value of these equity method investments in joint ventures amounts to $19 million as of December 31, 2024 and 2023.

Contract Acquisition Costs and Capitalized Implementation Costs

We incur contract acquisition costs related to new contracts with our customers in the form of sales commissions based on estimated contract value for our Travel Solutions and Hospitality Solutions businesses. These costs are capitalized and reviewed for impairment on an annual basis. We generally amortize these costs, and those for renewals, over the average contract term for those businesses, excluding commissions on contracts with a term of one year or less, which are generally expensed in the period earned and recorded within selling, general and administrative expenses.

We incur upfront costs to implement new customer contracts under our SaaS revenue model. We capitalize these costs, including (a) certain external direct costs of materials and services incurred to implement a customer contract and (b) payroll and payroll related costs for employees who are directly associated with and devote time to implementation activities. Capitalized implementation costs are amortized on a straight-line basis over the related contract term, ranging from two to ten years, as they are recoverable through deferred or future revenues associated with the relevant contract. These assets are reviewed for recoverability on a periodic basis or when an event occurs that could impact the recoverability of the assets, such as a significant contract modification or early renewal of contract terms. Recoverability is measured based on the future estimated revenue and direct costs of the contract compared to the capitalized implementation costs. See Note 7. Balance Sheet Components and Note 2. Revenue from Contracts with Customers, for additional information. Amortization of capitalized implementation costs, included in depreciation and amortization, totaled $19 million, $23 million and $37 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined based on differences between financial reporting and income tax basis of assets and liabilities and are measured using the tax rates and laws enacted at the time of such determination. We regularly review our deferred tax assets for recoverability and a valuation allowance is provided when it is more likely than not that some portion, or all, of a deferred tax asset will not be realized. In assessing the need for a valuation allowance, we make estimates and assumptions regarding projected future taxable income, the reversal of deferred tax liabilities and implementation of tax planning strategies. We reassess these assumptions regularly which could cause an increase or decrease to the valuation allowance, resulting in an increase or decrease in the effective tax rate, and could materially impact our results of operations.

We recognize liabilities when we determine a tax position is not more likely than not to be sustained upon examination by the tax authorities. We use significant judgment in determining whether a tax position's technical merits are more likely than not to be sustained and in measuring the amount of tax benefit that qualifies for recognition. For matters that are determined will more likely than not be sustained, we measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We recognize penalties and interest accrued related to income taxes as a component of the provision for income taxes. As the matters challenged by the taxing authorities are typically complex and open to subjective interpretation, their ultimate outcome may differ from the amounts recognized.

We recognize liabilities, if any, related to global low-taxed intangible income ("GILTI") in the year in which the liability arises and not as a deferred tax liability.

Pension and Other Postretirement Benefits

We recognize the funded status of our defined benefit pension plans and other postretirement benefit plans in our consolidated balance sheets. The funded status is the difference between the fair value of plan assets and the benefit obligation as of the balance sheet date. The fair value of plan assets represents the cumulative contributions made to fund the pension and other postretirement benefit plans which are invested primarily in domestic and foreign equities and fixed income securities. The benefit obligation of our pension and other postretirement benefit plans are actuarially determined using certain assumptions approved by us. The benefit obligation is adjusted annually in the fourth quarter to reflect actuarial changes and may also be adjusted upon the adoption of plan amendments. These adjustments are initially recorded in accumulated other comprehensive income (loss) and are subsequently amortized over the life expectancy of the plan participants as a component of net periodic benefit costs.

Equity-Based Compensation

We account for our stock awards and options by recognizing compensation expense, measured at the grant date based on the fair value of the award, on a straight-line basis over the award vesting period, giving consideration as to whether the amount of compensation cost recognized at any date is equal to the portion of grant date value that is vested at that date. Compensation expense on stock awards subject to performance conditions, which is based on the quantity of awards we have determined are probable of vesting, is recognized over the longer of the estimated performance goal attainment period or time vesting period. We recognize equity-based compensation expense net of any actual forfeitures.

We measure the grant date fair value of stock option awards as calculated by the Black-Scholes option-pricing model which requires certain subjective assumptions, including the expected term of the option, the expected volatility of our common stock, risk-free interest rates and expected dividend yield. The expected term is estimated by using the "simplified method" which is based on the midpoint between the vesting date and the expiration of the contractual term. We utilized the simplified method due to the lack of sufficient historical experience under our current grant terms. The expected volatility is based on the historical volatility of our stock price. The expected risk-free interest rates are based on the yields of U.S. Treasury securities with maturities appropriate for the expected term of the stock options. The expected dividend yield is based on the calculated yield on our common stock at the time of grant. No stock options were granted during the years ended December 31, 2024, 2023 and 2022.

Foreign Currency

We remeasure foreign currency transactions into the relevant functional currency and record the foreign currency transaction gains or losses as a component of other, net in our consolidated statements of operations. We translate the financial statements of our non-U.S. dollar functional currency foreign subsidiaries into U.S. dollars in consolidation and record the translation gains or losses as a component of other comprehensive income (loss). Translation gains or losses of foreign subsidiaries related to divested businesses are reclassified into earnings as a component of other, net in our consolidated statements of operations once the liquidation of the respective foreign subsidiaries is substantially complete.

Adoption of New Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued updated guidance to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The updated standard is effective for public companies for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted this standard as of December 31, 2024. See Note 19. Segment Information for more information on the impacts from adoption.

Recent Accounting Pronouncements

In December 2023, the FASB issued updated guidance to enhance the transparency and decision usefulness of income tax disclosures through improvements primarily related to the rate reconciliation and income taxes paid information. The updated standard is effective for public companies for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statement disclosures.

In November 2024, the FASB issued guidance regarding disaggregation of income statement expenses, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. The standard is effective for public companies for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact that this standard will have on our financial statement disclosures.

2. Revenue from Contracts with Customers

Contract Balances

Revenue recognition for a significant portion of our revenue coincides with normal billing terms, including our transactional revenues, SaaS revenues, and hosted revenues. Timing differences among revenue recognition, unconditional rights to bill, and receipt of contract consideration may result in contract assets or contract liabilities.

The following table presents our assets and liabilities with customers as of December 31, 2024 and December 31, 2023 (in thousands):

Account	Consolidated Balance Sheet Location	December 31, 2024	December 31, 2023
Contract assets and customer advances and discounts[1]	Prepaid expenses and other current assets / other assets, net	$ 28,635	$ 42,029
Trade and unbilled receivables, net	Accounts receivable, net	334,699	341,362
Long-term trade unbilled receivables, net	Other assets, net	20,531	20,265
Contract liabilities	Deferred revenues / other noncurrent liabilities	128,645	166,911

_____

[1] Includes contract assets of $8 million and $11 million for December 31, 2024 and 2023, respectively.

During the year ended December 31, 2024, we recognized revenue of approximately $60 million from contract liabilities that existed as of January 1, 2024. Our long-term trade unbilled receivables, net relate to fixed license fees billed over the contractual period and recognized when the customer gains control of the software. During the year ended December 31, 2022, we recorded an impairment of $5 million on our unbilled receivables due to the expected impact of Russian legislation and related regulations enacted during the year on the future recoverability of these assets. We evaluate collectability of our accounts receivable based on a combination of factors and record reserves as described further in Note 9. Credit Losses.

Revenue

The following table presents our revenues disaggregated by business (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Distribution	$ 2,173,618	$ 2,057,044	$ 1,622,545
IT Solutions[1]	571,226	585,033	688,730
Total Travel Solutions	2,744,844	2,642,077	2,311,275
SynXis Software and Service	299,184	275,017	227,301
Other	27,635	29,152	27,319
Total Hospitality Solutions	326,819	304,169	254,620
Eliminations	(42,098)	(38,508)	(28,880)
Total Sabre Revenue	$ 3,029,565	$ 2,907,738	$ 2,537,015

_____

[1] Includes license fee revenue recognized upon delivery to the customer of $7 million, $7 million and $6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

We may occasionally recognize revenue in the current period for performance obligations partially or fully satisfied in the previous periods resulting from changes in estimates for the transaction price, including any changes to our assessment of whether an estimate of variable consideration is constrained. For the year ended December 31, 2024, the impact on revenue recognized in the current period, from performance obligations partially or fully satisfied in the previous period, is $6 million.

Unearned performance obligations primarily consist of deferred revenue for fixed implementation fees and future product implementations, which are included in deferred revenue and other noncurrent liabilities in our consolidated balance sheet. We have not disclosed the performance obligation related to contracts containing minimum transaction volume, as it represents a subset of our business, and therefore would not be meaningful in understanding the total future revenues expected to be earned from our long-term contracts. See Note 1. Summary of Business and Significant Accounting Policies regarding revenue recognition of our various revenue streams for more information.

We estimate future cancellations using the expected value approach at the end of each reporting period based on the number of undeparted bookings, expected cancellations and an estimated rate. Our cancellation reserve is sensitive to our estimate of bookings that we expect will eventually travel, as well as to the mix of those bookings between domestic and international, given the varying rates paid by airline suppliers. Our air booking cancellation reserve totaled $11 million and $10 million as of December 31, 2024 and 2023, respectively.

Contract Acquisition Costs and Capitalized Implementation Costs

We incur contract costs in the form of acquisition costs and implementation costs. Contract acquisition costs are related to new contracts with our customers in the form of sales commissions based on the estimated contract value. We incur contract implementation costs to implement new customer contracts under our SaaS revenue model. We periodically assess contract costs for recoverability, and our assessment did not result in any material impairments for the years ended December 31, 2024 and 2023. See Note 1. Summary of Business and Significant Accounting Policies for an overview of our policy for capitalization of acquisition and implementation costs.

The following table presents the activity of our acquisition costs and capitalized implementation costs for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,		
	2024		**2023**
Contract acquisition costs:			
Beginning balance	$	19,520	$	19,417
Additions		7,046		6,500
Amortization		(6,376)		(6,397)
Ending balance	$	20,190	$	19,520
Capitalized implementation costs:			
Beginning balance	$	67,536	$	82,711
Additions		18,250		8,862
Amortization		(18,565)		(23,031)
Impairment		(1,092)		(1,519)
Other		711		513
Ending balance	$	66,840	$	67,536

3. Acquisitions and Dispositions

Conferma

In August 2022, we completed the acquisition of Conferma Limited ("Conferma"), a virtual payments technology company, to expand our investment in technology for the payments ecosystem in the travel industry. We acquired all of the outstanding stock and ownership interest of Conferma through the exercise of a call option, for net cash of $62 million and the conversion of a pre-existing loan receivable into share capital of $11 million. We recognized a gain of approximately $4 million upon conversion of the loan for the difference between the carrying value and fair value of the loan, which is recorded to Other, net within our results of operations. Conferma is part of our Travel Solutions segment. The purchase price allocation was finalized in August 2023, and no additional adjustments were recorded since December 31, 2022. In February 2023, we sold 19% of the share capital of the direct parent company of Conferma to a third party for proceeds of $16 million resulting in a non-controlling interest from that date. See Note 4. Redeemable Noncontrolling Interest for further details.

AirCentre Disposition

On October 28, 2021, we announced that we entered into an agreement with a third party to sell our suite of flight and crew management and optimization solutions, which represents our AirCentre airline operations portfolio. On February 28, 2022, we completed the sale of AirCentre to a third party for net cash proceeds of $392 million. The operating results of AirCentre are included within Travel Solutions for all periods presented through the date of sale. The net assets of AirCentre disposed of primarily included goodwill of $146 million, working capital of $34 million, and other assets, net of $25 million. We recorded a pre-tax gain on sale of approximately $180 million (after-tax $112 million) in Other, net in our consolidated statements of operations for the year ended December 31, 2022.

4. Redeemable Noncontrolling Interest

On February 1, 2023, we sold common shares of a subsidiary, representing a 19% interest in Conferma's direct parent, to a third party for cash consideration of $16 million. In connection with the sale, we entered into a governing agreement which requires us under limited conditions to redeem the 19% interest, if requested, for the original purchase price of $16 million. We currently do not believe it is probable that the noncontrolling interest will become redeemable, given the remote likelihood of the applicable conditions being satisfied.

As the common shares are redeemable upon the occurrence of conditions not solely within our control, we recorded the noncontrolling interest as redeemable and classified it as temporary equity within our consolidated balance sheet initially at fair value. The noncontrolling interest is adjusted each reporting period for loss or income attributable to the noncontrolling interest. As of December 31, 2024 and 2023, the redeemable noncontrolling interest was $13 million and $14 million, respectively.

The following table presents the changes in redeemable noncontrolling interest of a consolidated subsidiary in temporary equity during the year ended December 31, 2024 (in thousands):

| | Year Ended December 31, | |
	2024	2023
Redeemable noncontrolling interest, beginning of period	$ 14,375	$ —
Proceeds from sale of redeemable noncontrolling interest	—	16,000
Net loss attributable to redeemable noncontrolling interest	(1,447)	(1,625)
Redeemable noncontrolling interest, end of period	$ 12,928	$ 14,375

5. Restructuring Activities

During the second quarter of 2023, we announced and began to implement a cost reduction plan designed to reposition our business and to structurally reduce our cost base. As a result of this cost reduction plan, we incurred restructuring costs beginning in the second quarter of 2023 associated with our workforce. We do not expect additional restructuring charges associated with these activities to be significant as all activities associated with this plan are substantially complete as of December 31, 2024.

Since the second quarter of 2023, we have incurred costs of $83 million in connection with this business plan. These restructuring costs are comprised of $77 million that has been or will be paid in cash for severance and related benefits costs and $6 million paid related to other restructuring costs. During the twelve months ended December 31, 2024, we recorded $19 million in additional severance and related benefits costs, of which $1 million is recorded within cost of revenue, excluding technology costs, $13 million is recorded within technology costs and $5 million is recorded within selling, general and administrative costs within our consolidated statement of operations. The majority of these additional costs is expected to be paid by the end of the first quarter of 2025. We also recorded a $10 million adjustment to the accrued liability for estimated amounts that are no longer expected to be paid.

The following table summarizes the accrued liability for severance and related benefits costs as recorded within accrued compensation and related benefits within our consolidated balance sheets, related to this cost reduction plan (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Balance as of January 1	$ 17,288	$ —
Charges	19,379	64,247
Cash payments	(16,941)	(48,189)
Non-cash adjustments	(9,774)	1,230
Balance as of December 31	$ 9,952	$ 17,288

6. Goodwill and Intangible Assets

Changes in the carrying amount of goodwill during the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Travel Solutions	Hospitality Solutions	Total Goodwill
Balance as of December 31, 2022	$ 2,381,964	$ 160,123	$ 2,542,087
Acquired	—	9,436	9,436
Adjustments[1]	2,516	—	2,516
Balance as of December 31, 2023	2,384,480	169,559	2,554,039
Adjustments[1]	(1,101)	—	(1,101)
Balance as of December 31, 2024	$ 2,383,379	$ 169,559	$ 2,552,938

---

[1] Includes net foreign currency effects during the years ended December 31, 2024 and 2023.

The following table presents our intangible assets as of December 31, 2024 and 2023 (in thousands):

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired customer relationships	$ 1,004,375	$ (812,311)	$ 192,064	$ 1,041,719	$ (827,529)	$ 214,190
Trademarks and brand names	323,998	(191,403)	132,595	334,434	(190,948)	143,486
Reacquired rights	—	—	—	113,500	(113,500)	—
Purchased technology	388,742	(375,518)	13,224	449,936	(431,509)	18,427
Acquired contracts, supplier and distributor agreements	24,600	(24,600)	—	37,600	(37,600)	—
Non-compete agreements	1,700	(1,700)	—	13,953	(13,953)	—
Total intangible assets	$ 1,743,415	$ (1,405,532)	$ 337,883	$ 1,991,142	$ (1,615,039)	$ 376,103

Amortization expense relating to intangible assets subject to amortization totaled $38 million, $40 million and $51 million for the years ended December 31, 2024, 2023 and 2022, respectively. Estimated amortization expense related to intangible assets subject to amortization for each of the five succeeding years and beyond is as follows (in thousands):

2025	$ 35,189
2026	35,189
2027	34,508
2028	33,010
2029	31,584
2030 and thereafter	168,403
Total	$ 337,883

7. Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,	
	2024	2023
Prepaid Expenses	$ 38,782	$ 42,863
Investment in securities[1]	555	51,970
Value added tax receivable	24,704	30,005
Other	13,681	21,073
Prepaid expenses and other current assets	$ 77,722	$ 145,911

_____

[1] See Note 12. Fair Value Measurements for further detail.

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,		
	2024		2023
Buildings and leasehold improvements	$	25,597	$	28,000
Furniture, fixtures and equipment		32,081		31,933
Computer equipment		119,789		121,359
Software developed for internal use		1,966,723		1,903,576
Property and equipment		2,144,190		2,084,868
Accumulated depreciation and amortization		(1,895,791)		(1,851,191)
Property and equipment, net	$	248,399	$	233,677

Other Assets, Net

Other assets, net consist of the following (in thousands):

	December 31,		
	2024		2023
Right-of-Use asset[1]	$	67,327	$	69,895
Capitalized implementation costs, net		66,840		67,536
Deferred upfront incentive consideration		61,058		63,509
Long-term contract assets and customer advances and discounts[2]		26,178		39,945
Long-term trade unbilled receivables[2]		20,531		20,265
Other		59,974		56,090
Other assets, net	$	301,908	$	317,240

_____

[1] Refer to Note 13. Leases for additional information.

[2] Refer to Note 2. Revenue from Contracts with Customers for additional information.

Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following (in thousands):

	December 31,		
	2024		2023
Pension and other postretirement benefits[1]	$	61,990	$	74,288
Deferred revenue		56,534		58,655
Lease liabilities[2]		52,624		56,277
Other		41,759		69,499
Other noncurrent liabilities	$	212,907	$	258,719

_____

[1] Refer to Note 17. Pension and Other Postretirement Benefit Plans, for additional information.

[2] Refer to Note 13. Leases, for additional information.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following (in thousands):

	December 31,			
	2024		**2023**	
Defined benefit pension and other postretirement benefit plans	$	(76,510)	$	(78,056)
Unrealized foreign currency translation gain		8,196		9,147
Unrealized loss on interest rate swaps		(2,793)		(2,869)
Share of other comprehensive loss of equity method investment		(2,640)		(2,144)
Total accumulated other comprehensive loss, net of tax	$	(73,747)	$	(73,922)

See Note 17. Pension and Other Postretirement Benefit Plans, for information on the income statement line items affected as the result of amortization of actuarial losses and periodic service credits associated with our retirement-related benefit plans. See Note 11. Derivatives, for information on the income statement line items affected as the result of reclassification adjustments associated with derivatives.

8. Income Taxes

The components of pretax income from continuing operations, generally based on the jurisdiction of the legal entity, were as follows:

	Year Ended December 31,					
	2024		**2023**		**2022**	
Components of pre-tax loss:						
Domestic	$	(347,887)	$	(551,182)	$	(380,367)
Foreign		67,427		57,663		(43,066)
	$	(280,460)	$	(493,519)	$	(423,433)

The provision for income taxes relating to continuing operations consists of the following:

	Year Ended December 31,					
	2024		**2023**		**2022**	
Current portion:						
Federal	$	1,702	$	440	$	12,224
State and Local		2,336		1,272		2,439
Non U.S.		(2,924)		10,730		11,309
Total current		1,114		12,442		25,972
Deferred portion:						
Federal		2,258		(1,170)		(1,041)
State and Local		(456)		18,054		(1,759)
Non U.S.		(4,693)		5,403		(14,506)
Total deferred		(2,891)		22,287		(17,306)
Total (benefit) provision for income taxes	$	(1,777)	$	34,729	$	8,666

The provision for income taxes relating to continuing operations differs from amounts computed at the statutory federal income tax rate as follows:

	Year Ended December 31,		
	2024	2023	2022
Income tax provision at statutory federal income tax rate	$ (58,896)	$ (103,639)	$ (88,921)
State income taxes, net of federal benefit	(4,508)	(6,733)	(3,844)
Impact of non U.S. taxing jurisdictions, net	(12,105)	(6,262)	10,343
Goodwill	—	—	24,590
Base erosion and anti-abuse tax	—	9,818	9,474
Employee stock based compensation	8,952	9,758	7,853
Research tax credit	(11,261)	(31,296)	(9,134)
Valuation Allowance	76,380	163,097	59,827
Other, net	(339)	(14)	(1,522)
Total (benefit) provision for income taxes	$ (1,777)	$ 34,729	$ 8,666

The components of our deferred tax assets and liabilities are as follows:

	As of December 31,	
	2024	2023
Deferred tax assets:		
Tax loss carryforwards	$ 440,187	$ 400,634
Software developed for internal use	198,354	139,722
Tax credit carryforwards	96,135	90,674
Employee benefits other than pension	31,874	38,221
Deferred revenue	27,320	36,714
Bond discounts	—	18,132
Lease liabilities	14,803	16,756
Pension obligations	11,087	16,688
Suspended loss	14,737	14,702
Accrued expenses	10,901	10,480
Incentive consideration	4,223	2,207
Other	1,324	461
Total deferred tax assets	850,945	785,391
Deferred tax liabilities:		
Intangible assets	(81,467)	(88,608)
Non U.S. operations	(24,982)	(22,763)
Right of use assets	(14,126)	(16,769)
Unrealized gains and losses	(16,016)	(12,647)
Investment in partnership	(10,345)	(10,763)
Depreciation and amortization	(3,255)	(2,970)
Bond discounts	(2,078)	—
Total deferred tax liabilities	(152,269)	(154,520)
Valuation allowance	(727,805)	(651,415)
Net deferred tax liability	$ (29,129)	$ (20,544)

We do not consider undistributed foreign earnings to be indefinitely reinvested as of December 31, 2024, with certain limited exceptions and have not, in those cases, recorded corresponding deferred taxes. We consider the undistributed capital investments in most of our foreign subsidiaries to be indefinitely reinvested as of December 31, 2024 and have not provided deferred taxes on any outside basis differences.

As of December 31, 2024, we have U.S. federal NOL carryforwards of approximately $170 million, which primarily have an indefinite carryforward period. Additionally, we have research tax credit carryforwards of approximately $71 million, which will expire between 2027 and 2044. There are no U.S. federal NOLs subject to the annual limit on the ability of a corporation to use certain tax attributes (as defined in Section 382 of the Internal Revenue Code). We have state NOLs of $8 million which will expire primarily between 2025 and 2044 and state research tax credit carryforwards of $21 million which will expire between 2025 and 2042. We have $618 million of non-U.S. NOL carryforwards and $7 million of foreign tax credits related to certain non-U.S. taxing jurisdictions that are primarily from countries with indefinite carryforward periods.

We regularly review our deferred tax assets for realizability and a valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon future taxable income during the periods in which those temporary differences become deductible. When assessing the need for a valuation allowance, all positive and negative evidence is analyzed, including our ability to carry back NOLs to prior periods, the reversal of deferred tax liabilities, tax planning strategies and projected future taxable income. Significant losses related to COVID-19 resulted in a three-year cumulative loss in certain jurisdictions, which represents significant negative evidence regarding the ability to realize deferred tax assets. As a result, we maintain a cumulative valuation allowance on our U.S. federal and state deferred tax assets of $543 million and $53 million, respectively as of December 31, 2024. For non-U.S. deferred tax assets of certain subsidiaries, we maintained a cumulative valuation allowance on current year losses and other deferred tax assets of $131 million as of December 31, 2024. We reassess these assumptions regularly, which could cause an increase or decrease to the valuation allowance resulting in an increase or decrease in the effective tax rate and could materially impact our results of operations.

It is our policy to recognize penalties and interest accrued related to income taxes as a component of the provision for income taxes from continuing operations. During the year ended December 31, 2024, we recognized a benefit of $4 million, and during the years ended December 31, 2023, and 2022, we recognized an expense of $12 million, and $1 million, respectively, related to interest and penalties. As of December 31, 2024 and 2023, we had a liability, including interest and penalties, of $39 million and $61 million, respectively, for uncertain tax positions, including cumulative accrued interest and penalties of approximately $10 million and $20 million, respectively.

A reconciliation of the beginning and ending amount of uncertain tax positions, excluding interest and penalties, is as follows:

	Year Ended December 31,		
	2024	2023	2022
Balance at beginning of year	$ 41,084	$ 75,962	$ 84,929
Additions for tax positions taken in the current year	4,022	6,275	3,641
Additions for tax positions of prior years	1,461	1,737	2,276
Reductions for tax positions of prior years	(16,265)	(19,466)	(8,846)
Reductions for tax positions of expired statute of limitations	(1,134)	(18,485)	(2,900)
Settlements	(303)	(4,939)	(3,138)
Balance at end of year	$ 28,865	$ 41,084	$ 75,962

We present uncertain tax positions as a reduction to deferred tax assets for NOLs, similar tax loss or a tax credit carryforward that is available to settle additional income taxes that would result from the disallowance of a tax position, presuming disallowance at the reporting date. The amount of uncertain tax positions that were offset against deferred tax assets on our balance sheets was $19 million, $27 million, and $51 million as of December 31, 2024, 2023, and 2022 respectively, with remaining amounts recorded as a liability.

As of December 31, 2024, 2023, and 2022, the amount of uncertain tax positions that, if recognized, would impact the effective tax rate was $25 million, $37 million, and $67 million, respectively. It is reasonably possible that $1 million in uncertain tax positions may be resolved in the next twelve months, due to statute of limitations expiration.

In the normal course of business, we are subject to examination by taxing authorities throughout the world. The following table summarizes, by major tax jurisdiction, our tax years that remain subject to examination by taxing authorities:

Tax Jurisdiction	Years Subject to Examination
United Kingdom	2022 - forward
Singapore	2020 - forward
India	2003 - forward
Uruguay	2019 - forward
U.S. Federal	2017, 2020 - forward
Texas	2016 - forward

We currently have ongoing audits in India and various other jurisdictions. We do not expect that the results of these examinations will have a material effect on our financial condition or results of operations. With few exceptions, we are no longer subject to income tax examinations by tax authorities for years prior to 2016.

9. Credit Losses

Our allowance for credit losses relates to all financial assets, primarily trade receivables due in less than one year recorded in Accounts Receivable, net on our consolidated balance sheets. Our allowance for credit losses for the year ended December 31, 2024 and 2023 for our portfolio segment is summarized as follows (in thousands):

	Year Ended December 31, 2024
Balance at December 31, 2022	$ 38,815
Provision for expected credit losses	5,872
Write-offs	(10,600)
Other	256
Balance at December 31, 2023	34,343
Provision for expected credit losses	2,059
Write-offs	(10,332)
Other	(278)
Balance at December 31, 2024	$ 25,792

We regularly monitor the financial condition of the air transportation industry. The credit risk related to the air carriers' difficulties is significantly mitigated by the fact that we collect a significant portion of the receivables from these carriers through the ACH. As of December 31, 2024, approximately 54% of our air customers make payments through the ACH which accounts for approximately 89% of transaction revenue related to air customers. For these carriers, the use of ACH mitigates our credit risk with respect to airline bankruptcies. For those carriers from which we do not collect payments through the ACH or other similar clearing houses, our credit risk is higher. We monitor these carriers and account for the related credit risk through our normal reserve policies.

10. Debt

As of December 31, 2024 and 2023, our outstanding debt included in our consolidated balance sheets totaled $5,065 million and $4,834 million, respectively, which are net of debt issuance costs of $56 million and $63 million, respectively, and unamortized discounts of $100 million and $65 million, respectively. The following table sets forth the face values of our outstanding debt as of December 31, 2024 and 2023 (in thousands):

	Rate	Maturity	December 31, 2024	December 31, 2023
Senior Secured Credit Facilities:				
2021 Term Loan B-1	$S^{(1)}$+3.50%	December 2027	$ 314,860	$ 392,015
2021 Term Loan B-2	$S^{(1)}$+3.50%	December 2027	366,280	614,151
2022 Term Loan B-1	$S^{(1)}$ + 4.25%	June 2028	382,147	603,447
2022 Term Loan B-2	$S^{(1)}$ + 5.00%	June 2028	414,482	645,310
2024 Term Loan B-1	$S^{(1)}$ + 6.00%	November 2029	700,000	—
2024 Term Loan B-2	$S^{(1)}$ + 6.00%	November 2029	75,000	—
Senior Secured Term Loan Due 2028	$RR^{(2)}$ + 1.75%[3]	December 2028	871,611	753,859
Securitization facility:				
AR Facility	$S^{(1)}$ + 4.00%[4]	March 2027	82,200	110,000
FILO Facility	$S^{(1)}$ + 8.00%	March 2027	120,000	—
9.250% senior secured notes due 2025	9.25%	April 2025	10,416	38,895
4.00% senior exchangeable notes due 2025	4.00%	April 2025	183,220	333,220
7.375% senior secured notes due 2025	7.375%	September 2025	23,393	63,019
7.32% senior exchangeable notes due 2026	7.320%	August 2026	150,000	—
8.625% senior secured notes due 2027	8.625%	June 2027	656,783	852,987
11.25% senior secured notes due 2027	11.25%	December 2027	45,814	555,000
10.75% senior secured notes due 2029	10.75%	November 2029	824,714	—
Face value of total debt outstanding			5,220,920	4,961,903
Less current portion of debt outstanding			(230,704)	(4,040)
Face value of long-term debt outstanding			$ 4,990,216	$ 4,957,863

(1)   Represents the Secured Overnight Financing Rate ("SOFR").
(2)   Represents the Reference Rate as defined below.
(3)   At our election, if interest is paid in cash the spread is 0.25% per annum, and in the case of interest paid-in-kind the spread is 1.75%.
(4)   In connection with the issuance of the FILO Facility (as defined below), the drawn fee rate varies based on our leverage ratio. The drawn fee rate ranges from 3.00% to 4.00%, with incremental increases of 0.25% between these levels.

We had outstanding letters of credit totaling $13 million and $12 million as of December 31, 2024 and 2023, respectively, which were secured by a $21 million cash collateral deposit account.

The weighted average interest rate on our short-term borrowings, which include our 9.25% senior secured notes due 2025, 4.00% senior exchangeable notes due 2025, 7.375% senior secured notes due 2025 and the current portions of the 2021 Term Loan B-1, 2022 Term Loan B-1, 2024 Term Loan B-1 and 2024 Term Loan B-2, is 4.92% as of December 31, 2024.

Senior Secured Credit Facilities

Refinancing Transactions

On May 16, 2023, Sabre GLBL entered into Amendment No. 5 to the Credit Agreement (the "SOFR Amendment"). The SOFR Amendment was entered into pursuant to the Amended and Restated Credit Agreement, dated as of February 19, 2013 (the "Amended and Restated Credit Agreement"). The SOFR Amendment provides for the replacement of the London Interbank Offering Rate ("LIBOR")-based rates with a SOFR-based rate for the 2021 Term Loan B-1 and 2021 Term Loan B-2 and amends certain provisions of the Credit Agreement. The change from LIBOR to SOFR is due to the reference rate reform and the phasing out of LIBOR as a loan benchmark. The SOFR Amendment did not have a material impact on our financial position or results of operations.

On November 25, 2024, we entered into a third and fourth amendment to the Amended and Restated Credit Agreement (together, the "Term Loan B Amendments") to which Sabre GLBL agreed to exchange $775 million of our existing senior secured term loans (the "Existing Term Loans") for the same amount of new senior secured term loans maturing on November 15, 2029 (the "2024 Term Loans"). We incurred no additional indebtedness as a result of this refinancing. The Term Loan B Amendments included the application of the proceeds of a new $700 million and $75 million term loan "B" facility (the "2024 Term Loan B-1" and the "2024 Term Loan B-2", respectively), borrowed by Sabre GLBL under our Amended and Restated Credit Agreement, with the effect of extending the maturity of approximately $775 million of the existing Term Loan B credit facility under the Amended and Restated Credit Agreement. Sabre GLBL did not receive any cash proceeds from the exchange and did not incur additional indebtedness as a result of the Term Loan B Amendments. We incurred third-party fees of approximately $10 million plus $14 million of accrued and unpaid interest, of which $9 million and $14 million were paid in cash, respectively, during the year ending December 31, 2024, and $1 million of third-party fees will be paid subsequent to December 31, 2024. We determined that the Term Loan B Amendments represent a debt modification and therefore we expensed all $10 million of third-party costs, to Other, Net in our consolidated statements of operations for the year ended December 31, 2024 and are included in cash flow from operations as paid. The 2024 Term Loan B-1 and 2024 Term Loan B-2 mature on November 15, 2029. They offer us the ability to prepay or repay with a 1.0% call premium on or prior to the six-month anniversary of the amendment effective date, or without a call premium thereafter. The 2024 Term Loans will bear interest at Term SOFR, plus an applicable margin of 600 basis points, or at base rate, plus an applicable margin of 500 basis points. The term SOFR for the 2024 Term Loans is subject to a floor of 0.50% per annum and the base rate is subject to a floor of 1.50% per annum. Except for the extended maturity and new pricing terms, the 2024 Term Loans have substantially similar terms as the Existing Term Loans, including guarantees and security interests.

Principal Payments

The 2021 Term Loan B-1 and the 2021 Term Loan B-2 mature on December 17, 2027 and require principal payments in equal quarterly installments of 0.25% through to the maturity date on which the remaining balance is due. As required under the terms of the credit facility, we used proceeds of $16 million from the sale of AirCentre assets to pay down the principal on the 2021 Term Loan B-2 in May 2023. We also used proceeds of $6 million from the issuance of the Senior Secured Term Loan due 2028 to pay down the principal on the 2021 Term Loan B-1 and the 2021 Term Loan B-2 in June 2023. These payments resulted in the deferral of principal payments of the 2021 Term Loan B-1 and the 2021 Term Loan B-2 until June 2024 and March 2026, respectively. The 2022 Term Loan B-1 and the 2022 Term Loan B-2 mature on June 30, 2028 and require principal payments in equal quarterly installments of 0.25% through to the maturity date on which the remaining balance is due. As required under the terms of the credit facility, we used proceeds of $32 million from the sale of AirCentre assets to pay down the principal on the 2022 Term Loan B-1 and 2022 Term Loan B-2 in May 2023. In addition, we repurchased $10 million of the 2022 Term Loan B-2 using the proceeds from the issuance of Senior Secured Term Loan due 2028 in June 2023. These principal payments resulted in the deferral of principal payments of 2022 Term Loan B-1 and 2022 Term Loan B-2 until September 2025 and March 2027, respectively. 2024 Term Loan B-1 and 2024 Term Loan B-2 mature on November 15, 2029 and require principal payments in equal quarterly installments of 0.25% through the maturity date on which the remaining balance is due. The first principal payments on 2024 Term Loan B-1 and 2024 Term Loan B-2 are due on the last business day of March 2025. For the year ended December 31, 2024, we made $2 million of scheduled principal payments.

We are also required to pay down the term loans, by an amount equal to 50% of annual excess cash flow, as defined in the Amended and Restated Credit Agreement. This percentage requirement may decrease or be eliminated if certain leverage ratios are achieved. Based on our results for the year ended December 31, 2023, we were not required to make an excess cash flow payment in 2024, and no excess cash flow payment is expected to be required in 2025 with respect to our results for the year ended December 31, 2024. We are further required to pay down the term loan with proceeds from certain asset sales or borrowings as defined in the Amended and Restated Credit Agreement.

Financial Covenants

Under the Amended and Restated Credit Agreement, the loan parties are subject to certain customary non-financial covenants, including restrictions on incurring certain types of indebtedness, creation of liens on certain assets, making of certain investments, and payment of dividends. We are further required to pay down the term loans with proceeds from certain asset sales, if not reinvested into the business within 15 months, as defined in the Amended and Restated Credit Agreement. As of December 31, 2024, we were in compliance with all covenants under the terms of the Amended and Restated Credit Agreement.

Interest

Borrowings under the Amended and Restated Credit Agreement for our Senior Secured Credit Facilities bear interest at a rate equal to either, at our option: (i) the Term SOFR rate plus an applicable margin for Term SOFR borrowings as set forth below, or (ii) a base rate determined by the highest of (1) the prime rate of Bank of America, (2) the federal funds effective rate plus 0.50% or (3) Term SOFR plus 1.00%, plus an applicable margin for base rate borrowings as set forth below. The Term SOFR rate is based on SOFR for all U.S. dollar borrowings and has a floor. We have elected the one-month SOFR as the floating interest rate on our outstanding term loans that are subject to SOFR. Interest payments are due on the last day of each month as a result of electing one-month SOFR.

	Term SOFR borrowings Applicable Margin	Base rate borrowings Applicable Margin
2021 Term Loan B-1	3.50%[1]	2.50%[1]
2021 Term Loan B-2	3.50%[1]	2.50%[1]
2022 Term Loan B-1	4.25%[2]	3.25%[2]
2022 Term Loan B-2	5.00%[2]	4.00%[2]
2024 Term Loan B-1	6.00%[3]	5.00%[3]
2024 Term Loan B-2	6.00%[3]	5.00%[3]

[1] 2021 Term Loan B-1 and 2021 Term Loan B-2 are subject to a 0.50% floor and a SOFR adjustment factor of 0.11% for the Term SOFR rate and 1.50% floor for the base rate

[2] 2022 Term Loan B-1 and 2022 Term Loan B-2 are subject to a 0.50% floor and a SOFR adjustment factor of 0.10% for the Term SOFR rate and 1.50% floor for the base rate.

[3] 2024 Term Loan B-1 and 2024 Term Loan B-2 are subject to a 0.50% floor and a SOFR adjustment factor of 0.10% for the Term SOFR rate and 1.50% floor for the base rate.

Our effective interest rates on borrowings under the Amended and Restated Credit Agreement for the years ended December 31, 2024, 2023 and 2022, are as follows:

	Year Ended December 31,		
	2024	2023	2022
Including the impact of interest rate swaps	9.71 %	9.93 %	5.58 %
Excluding the impact of interest rate swaps	10.03 %	10.21 %	5.62 %

Senior Secured Term Loan Due 2028

On June 13, 2023, Sabre Financial Borrower, LLC ("Sabre FB"), our indirect, consolidated subsidiary entered into a series of transactions including a new term loan credit agreement with certain lenders (the "2023 Term Loan Agreement") and an intercompany secured term loan agreement (the "Pari Passu Loan Agreement").

The 2023 Term Loan Agreement provides for a senior secured term loan (the "Senior Secured Term Loan Due 2028") of up to $700 million in aggregate principal amount, subject to Sabre FB using the proceeds from the Senior Secured Term Loan Due 2028 for an intercompany loan to Sabre GLBL. On June 13, 2023, Sabre FB borrowed the full $700 million amount under the 2023 Term Loan Agreement and lent the funds to Sabre GLBL under the Pari Passu Loan Agreement. Borrowings under the 2023 Term Loan Agreement are secured by the assets of Sabre FB, including Sabre FB's claims under the Pari Passu Loan Agreement, and assets of certain of our foreign subsidiaries. Borrowings under the Pari Passu Loan Agreement are secured by first-priority liens on the same collateral securing the indebtedness owing under the Senior Secured Credit Facilities and Sabre GLBL's outstanding senior secured notes. Sabre GLBL used the proceeds borrowed under the Pari Passu Loan Agreement to repurchase $650 million of its outstanding 9.25% senior secured notes due 2025 (the "June 2023 Refinancing") and $16 million of its outstanding 2021 Term Loan B-1, 2021 Term Loan B-2 and 2022 Term Loan B-2. The remaining proceeds, net of a discount of $23 million, were used to pay $13 million in other fees and expenses. We incurred additional fees of $15 million, plus $10 million of accrued and unpaid interest on the 9.25% senior secured notes, which were funded with cash on hand. We recognized a net gain on extinguishment of debt in connection with the June 2023 Refinancing during the year ended December 31, 2023 of $13 million.

The Senior Secured Term Loan Due 2028 matures on December 15, 2028 and offers us the ability to prepay subject to prepayment premiums as follows (i) with respect to any prepayment occurring on or prior to the second anniversary of the 2023 Term Loan Agreement, a customary make-whole amount, and (ii) with respect to any prepayment occurring after the second anniversary of the 2023 Term Loan Agreement and on or prior the third anniversary of the 2023 Term Loan Agreement, 25% of the applicable interest margin assuming all interest is payable-in-kind. After the third anniversary of the 2023 Term Loan Agreement, all prepayments can be made at par plus accrued interest.

The interest on the Senior Secured Term Loan Due 2028 is payable in cash; provided that, at our election, from the date of the agreement, until the last interest payment date occurring on or prior to December 31, 2025, the interest may be payable-in-kind. The Senior Secured Term Loan Due 2028 bears interest at a floating rate, with interest periods ending on each successive three month anniversary of the closing date and set in arrears based on the average of the highest yield to maturity of any tranche of Sabre GLBL's or any of its affiliates' outstanding secured indebtedness (as defined within the 2023 Term Loan Agreement) on each of the 20 prior trading days (the "Reference Rate"), plus (i) 25 basis points for cash interest or (ii) 175 basis points for payable-in-kind interest. As of December 31, 2024, the Reference Rate was 13.00%. The all-in interest rate floor is 11.50% for cash interest and 13.00% for payable-in-kind interest and the all-in interest rate ceiling is 17.50% for cash interest and 19.00% for payable-in-kind interest. We have currently elected interest to be payable-in-kind. Interest on the Senior Secured Term Loan Due 2028 is accrued and payable or capitalized to principal if not elected to be paid in cash, commencing on June 13, 2023, and ending on the date three months thereafter and each successive three-month anniversary thereof on September 13, December 13, March 13, and June 13 of each year. We capitalized interest for the Senior Secured Term Loan Due 2028 totaling $118 million during the year ended December 31, 2024.

Sabre FB's obligations under the Senior Secured Term Loan Due 2028 are required to be guaranteed by certain of our existing and future foreign subsidiaries (the "Foreign Guarantors"). The 2023 Term Loan Agreement requires that we maintain cash balances of at least $100 million in certain foreign subsidiaries and other covenants to ensure collateral of the applicable Foreign Guarantors meet certain minimum levels. The 2023 Term Loan Agreement also includes various non-financial covenants, including restrictions on making certain investments, disposition activities and affiliate transactions. In addition, the 2023 Term Loan Agreement contains customary prepayment events and financial and negative covenants and other representations, covenants and events of default based on, but in certain instances more restrictive than, the Amended and Restated Credit Agreement. As of December 31, 2024, we were in compliance with all covenants under the terms of the 2023 Term Loan Agreement and the Pari Passu Loan Agreement.

Senior Secured Notes

On September 7, 2023, Sabre GLBL completed exchange offers in which approximately $787 million of our 7.375% senior secured notes due 2025 (the "September 2025 Notes") and approximately $66 million of our 9.25% senior secured notes due 2025 (the "April 2025 Notes") were exchanged for a combination of cash and approximately $853 million aggregate principal amount of 8.625% senior secured notes due 2027 (the "June 2027 Notes"), issued at par (the "September 2023 Exchange Transaction"). The June 2027 Notes are jointly and severally, irrevocably and unconditionally guaranteed by Sabre Holdings and all of Sabre GLBL's restricted subsidiaries that guarantee the Senior Secured Credit Facilities and the Secured Term Loan Due 2028. The June 2027 Notes bear interest at a rate of 8.625% per annum and interest payments are due semi-annually in arrears on March 1 and September 1 of each year, beginning March 1, 2024. The June 2027 Notes mature on June 1, 2027. Sabre GLBL did not receive any cash proceeds from the exchange and did not incur additional indebtedness in excess of the aggregate principal amount of the April 2025 Notes and the September 2025 Notes that were exchanged. We incurred additional fees of approximately $133 million, primarily consisting of approximately $115 million in exchange fees, $15 million in underwriting and associated fees and expenses plus $3 million of accrued and unpaid interest, all of which were funded with cash on hand. We determined that the September 2023 Exchange Transaction, including the impact of the exchange fees, represents a debt extinguishment and therefore recognized a loss on extinguishment of debt during the year ended December 31, 2023, of $121 million, consisting of $115 million in exchange fees related to the June 2027 Notes and $6 million related to the write-off of unamortized debt issuance costs on the April 2025 Notes and the September 2025 Notes.

On March 7, 2024, Sabre GLBL exchanged approximately $36 million of the September 2025 Notes and approximately $7 million of the April 2025 Notes for approximately $50 million aggregate principal amount of additional June 2027 Notes (the "March 2024 Senior Secured Exchange Transaction"). No additional indebtedness was incurred as a result of the March 2024 Senior Secured Exchange Transaction, other than amounts covering exchange fees of approximately $7 million. Other than the issuance date and issue price, these additional June 2027 notes have the same terms, form a single series with, and are fungible with the June 2027 Notes described above. We incurred additional fees of approximately $1 million, which were funded with cash on hand. We determined that the March 2024 Senior Secured Exchange Transaction, including the impact of the exchange fees, represents a debt extinguishment and therefore recognized a loss on extinguishment of debt during the year ended December 31, 2024 of approximately $7 million, primarily consisting of exchange fees related to the June 2027 Notes.

On November 25, 2024, Sabre GLBL exchanged approximately $246 million in principal amount of the June 2027 Notes and approximately $509 million in principal amount of our 11.250% senior secured notes due December 2027 (the "December 2027 Notes") for approximately $800 million of new 10.750% senior secured notes due November 2029 (the "November 2029 Notes") (the "Initial November 2024 Exchange Transactions"). Shortly thereafter, on November 27, 2024, Sabre GLBL issued an additional approximately $25 million in aggregate principal amount of November 2029 Notes in exchange for approximately $21 million of the April 2025 Notes and approximately $4 million of the September 2025 Notes (together with the Initial November 2024 Exchange Transactions, the "November 2024 Exchange Transactions"). Other than the issuance date and issue price, these additional November 2029 notes have the same terms, form a single series with, and are fungible with the November 2029 Notes described above. The November 2029 Notes bear interest at a rate of 10.750% per annum, and interest payments are due semi-annually in arrears on May 15 and November 15 of each year, beginning May 15, 2025. The November 2029 Notes mature on November 15, 2029. Sabre GLBL did not receive any cash proceeds from the exchange and did not incur additional indebtedness as a result of the exchange other than $45 million of early exchange consideration on the November 2029 Notes, which was recorded as a discount. We incurred $11 million in fees, along with $31 million in accrued and unpaid interest, of which $10 million and $31 million were paid in cash, respectively, during the year ending December 31, 2024, and $1 million of third-party fees will be paid subsequent to December 31, 2024. We determined that the November 2024 Exchange Transactions, including the impact of the early exchange consideration, represent a debt modification and therefore, expensed $11 million of debt modification costs in Other, net in our consolidated statements of operations for the year ended December 31, 2024 and included in cash flow from operations as paid. The November 2029 Notes are jointly and severally, irrevocably and unconditionally guaranteed by Sabre Holdings and all of Sabre GLBL's restricted subsidiaries that guarantee Sabre GLBL's credit facilities governed by the Amended and Restated Credit Agreement.

Securitization Facility

On February 14, 2023, Sabre Securitization, LLC, our indirect, consolidated subsidiary and a special purpose entity ("Sabre Securitization"), entered into a three-year committed accounts receivable securitization facility (as amended from time to time the "Securitization Facility") of up to $200 million with PNC Bank, N.A.

On March 29, 2024, Sabre Securitization increased the overall size of the existing Securitization Facility from $200 million to $235 million by issuing a $120 million "first-in, last-out" term loan tranche under the Securitization Facility (such tranche, the "FILO Facility") and reducing the revolving tranche under the Securitization Facility to $115 million (such tranche, the "AR Facility"). In connection with the issuance of the FILO Facility, the maturity date of the Securitization Facility was extended to March 29, 2027 and the springing maturity date thereunder was terminated. The FILO Facility provides the ability to prepay or repay at certain redemption premiums as set forth in the agreement. The net proceeds received from the FILO Facility of $117 million, net of $3 million in fees paid to creditors, will be used for general corporate purposes. We incurred additional fees of $4 million, which were funded with cash on hand.

The amount available for borrowings at any one time under the Securitization Facility is limited to a borrowing base calculated based on the outstanding balance of eligible receivables, subject to certain reserves. As of December 31, 2024, we had $202 million outstanding under the Securitization Facility, consisting of $82 million under the AR Facility and $120 million outstanding under the FILO Facility.

The FILO Facility bears interest at SOFR plus a drawn fee of 8.00% per annum. Interest and fees payable by Sabre Securitization under the FILO Facility are due monthly.

Borrowings under the AR Facility bear interest at a rate equal to SOFR, subject to a 0% floor, plus a drawn fee, initially in the amount of 2.25%, plus a 0.10% SOFR adjustment. In connection with the issuance of the FILO Facility, the initial drawn fee was increased from 2.25% to 4.00%. The drawn fee, which was 3.75% as of December 31, 2024, varies based on our leverage ratio. Sabre Securitization also pays a fee on the undrawn committed amount of the AR Facility. Interest and fees payable by Sabre Securitization under the AR Facility are due monthly. Net debt issuance costs related to our AR Facility are $1 million for the year ended December 31, 2024 and $2 million for the year ended December 31, 2023, which are recorded in other assets, net in our consolidated balance sheet.

In connection with the Securitization Facility, certain of our subsidiaries (the "Originators") have sold and contributed, and will continue to sell or contribute, substantially all of their accounts receivable and certain related assets (collectively, the "Receivables") to Sabre Securitization to be held as collateral for borrowings under the Securitization Facility. Sabre Securitization's assets are not available to satisfy the obligations of Sabre Corporation or any of its affiliates. Under the terms of the Securitization Facility, the lenders under the AR Facility and FILO Facility would have a senior priority claim to the assets of Sabre Securitization, which will primarily consist of the Receivables of the Originators participating in the Securitization Facility. As of December 31, 2024, $315 million of Receivables are held as assets by Sabre Securitization, consisting of $306 million of accounts receivable and $9 million of other assets, net in our consolidated balance sheet.

The Securitization Facility is accounted for as a secured borrowing on a consolidated basis, rather than a sale of assets; as a result, (i) Receivables balances pledged as collateral are presented as assets and the borrowings are presented as liabilities on our consolidated balance sheets, (ii) our consolidated statements of operations reflect the associated charges for bad debt expense (a component of general and administrative expenses) related to the pledged Receivables and interest expense associated with the Securitization Facility and (iii) receipts from customers related to the underlying Receivables are reflected as operating cash flows and borrowings and repayments under the Securitization Facility are reflected as financing cash flows within our consolidated statements of cash flows. The receivables and other assets of Sabre Securitization are not available to satisfy creditors of any entity other than Sabre Securitization.

The Securitization Facility contains certain customary representations, warranties, affirmative covenants, and negative covenants, subject to certain cure periods in some cases, including the eligibility of the Receivables being sold by the Originators and securing the loans made by the lenders, as well as customary reserve requirements, events of default, termination events, and servicer defaults. As of December 31, 2024, we were in compliance with the financial covenants of the Securitization Facility.

Exchangeable Notes

On April 17, 2020, Sabre GLBL entered into a debt agreement (the "2025 Exchangeable Notes Indenture") consisting of $345 million aggregate principal amount of 4.000% senior exchangeable notes due 2025 (the "2025 Exchangeable Notes"). The 2025 Exchangeable Notes are senior, unsecured obligations of Sabre GLBL, accrue interest payable semi-annually in arrears and mature on April 15, 2025, unless earlier repurchased or exchanged in accordance with specified circumstances and terms of the 2025 Exchangeable Notes Indenture. As of December 31, 2024, we have $183 million aggregate principal amount of 2025 Exchangeable Notes outstanding.

Under the terms of the 2025 Exchangeable Notes Indenture, the notes are exchangeable into common stock of Sabre Corporation (referred to as "our common stock" herein) at the following times or circumstances:

- during any calendar quarter commencing after the calendar quarter ended June 30, 2020, if the last reported sale price per share of our common stock exceeds 130% of the exchange price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

- during the five consecutive business days immediately after any five consecutive trading day period (such five consecutive trading day period, the "Measurement Period") if the trading price per $1,000 principal amount of the 2025 Exchangeable Notes, as determined following a request by their holder in accordance with the procedures in the 2025 Exchangeable Notes Indenture, for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price per share of our common stock on such trading day and the exchange rate on such trading day;

- upon the occurrence of certain corporate events or distributions on our common stock, including but not limited to a "Fundamental Change" (as defined in the 2025 Exchangeable Notes Indenture);

- upon the occurrence of specified corporate events; or

- on or after October 15, 2024, until the close of business on the second scheduled trading day immediately preceding the maturity date, April 15, 2025. We plan to use the "default settlement method", which is to settle up to the principal amount of any exchange of 2025 Exchangeable Notes with cash, and any excess value with shares of our common stock. Any settlement requests received during this 6-month period between October 15, 2024 and the maturity date of April 15, 2025 would be settled upon maturity on April 15, 2025.

With certain exceptions, upon a Change of Control or other Fundamental Change (both as defined in the 2025 Exchangeable Notes Indenture), the holders of the 2025 Exchangeable Notes may require us to repurchase all or part of the principal amount of the 2025 Exchangeable Notes at a repurchase price equal to 100% of the principal amount of the 2025 Exchangeable Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date. As of December 31, 2024, none of the conditions allowing holders of the 2025 Exchangeable Notes to exchange have been met.

The 2025 Exchangeable Notes are exchangeable at their holder's election into shares of our common stock based on an initial exchange rate of 126.9499 shares of common stock per $1,000 principal amount of the 2025 Exchangeable Notes, which is equivalent to an initial exchange price of approximately $7.88 per share. The exchange rate is subject to anti-dilution and other adjustments. Upon conversion, Sabre GLBL will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of common stock, at our election. If a "Make-Whole Fundamental Change" (as defined in the 2025 Exchangeable Notes Indenture) occurs with respect to any 2025 Exchangeable Note and the exchange date for the exchange of such 2025 Exchangeable Note occurs during the related "Make-Whole Fundamental Change Exchange Period" (as defined in the 2025 Exchangeable Notes Indenture), then, subject to the provisions set forth in the 2025 Exchangeable Notes Indenture, the exchange rate applicable to such exchange will be increased by a number of shares set forth in the table contained in the 2025 Exchangeable Notes Indenture, based on a function of the time since origination and our stock price on the date of the occurrence of such Make-Whole Fundamental Change. The net proceeds received from the sale of the 2025 Exchangeable Notes of $336 million, net of underwriting fees and commissions, are being used for general corporate purposes.

On March 19, 2024, Sabre GLBL exchanged $150 million aggregate principal amount of our outstanding 2025 Exchangeable Notes for $150 million aggregate principal amount of Sabre GLBL's newly-issued 7.32% senior exchangeable notes due 2026 (the "2026 Exchangeable Notes" and together with the 2025 Exchangeable Notes, the "Exchangeable Notes") and approximately $30 million of cash (the "March 2024 Exchangeable Notes Exchange Transaction"). We incurred additional fees of approximately $5 million in associated fees and expenses plus $3 million of accrued and unpaid interest, all of which were funded with cash on hand. We determined that the March 2024 Exchangeable Notes Exchange Transaction, including the impact of the exchange fees, represents a debt extinguishment and therefore recognized a loss on extinguishment of debt of $31 million. We did not receive any cash proceeds from the exchange and did not incur additional indebtedness in excess of the aggregate principal amount of existing notes that were exchanged. The 2026 Exchangeable Notes are senior, unsecured obligations of Sabre GLBL, accrue interest payable semi-annually in arrears on February 1 and August 1 of each year, beginning on August 1 2024, and mature on August 1, 2026, unless earlier repurchased or exchanged in accordance with specified circumstances and terms of the indenture governing the 2026 Exchangeable Notes (the "2026 Exchangeable Notes Indenture"). As of December 31, 2024, we have $150 million aggregate principal amount of 2026 Exchangeable Notes outstanding.

Under the terms of the 2026 Exchangeable Notes Indenture, the 2026 Exchangeable Notes are exchangeable into our common stock under substantively the same circumstances as those set forth in the 2025 Exchangeable Notes other than:

- during any calendar quarter commencing after the calendar quarter ended June 30, 2024, if the last reported sale price per share of our common stock exceeds 130% of the exchange price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; and

- on or after February 1, 2026, until the close of business on the second scheduled trading day immediately preceding the maturity date, August 1, 2026.

As of December 31, 2024, none of the conditions allowing holders of the 2026 Exchangeable Notes to exchange have been met.

The 2026 Exchangeable Notes are exchangeable at their holder's election into shares of our common stock based on an initial exchange rate of 222.2222 shares of common stock per $1,000 principal amount of the 2026 Exchangeable Notes, which is equivalent to an initial exchange price of approximately $4.50 per share. The exchange rate is subject to anti-dilution and other adjustments. Upon exchange, Sabre GLBL will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of common stock, at our election. "Make-Whole Fundamental Change" provisions in the 2026 Exchangeable Notes Indenture are substantially similar to those described above for the 2025 Exchangeable Notes Indenture.

Debt issuance costs are amortized over the contractual life of the Exchangeable Notes through interest expense, within our results of operations. The effective interest rates at December 31, 2024 were 4.78% and 8.82% for the 2025 Exchangeable Notes and the 2026 Exchangeable Notes, respectively. The effective interest rate at December 31, 2023 was 4.78% for the 2025 Exchangeable Notes.

The following table sets forth the carrying value of the Exchangeable Notes as of December 31, 2024 and 2023 (in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023	
	2025 Exchangeable Notes	2026 Exchangeable Notes	2025 Exchangeable Notes	2026 Exchangeable Notes
Principal	$ 183,220	$ 150,000	$ 333,220	$ —
Less: Unamortized debt issuance costs	414	3,311	3,256	—
Net carrying value	$ 182,806	$ 146,689	$ 329,964	$ —

The following table sets forth interest expense recognized related to the Exchangeable Notes for years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023	
	2025 Exchangeable Notes	2026 Exchangeable Notes	2025 Exchangeable Notes	2026 Exchangeable Notes
Contractual interest expense	$ 8,629	$ 8,601	$ 13,329	$ —
Amortization of issuance costs	1,616	1,475	2,386	—

Aggregate Maturities

As of December 31, 2024, aggregate maturities of our long-term debt were as follows (in thousands):

	Amount
Years Ending December 31,	
2025	$ 230,704
2026	173,611
2027	1,592,034
2028	1,655,857
2029	1,568,714
Total	$ 5,220,920

11. Derivatives

Hedging Objectives—We are exposed to certain risks relating to ongoing business operations. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to manage interest rate risk associated with our floating-rate borrowings.

In accordance with authoritative guidance on accounting for derivatives and hedging, we designate interest rate swaps as cash flow hedges of floating-rate borrowings.

Cash Flow Hedging Strategy—We enter into interest rate swap agreements to manage interest rate risk exposure. The interest rate swap agreements modify our exposure to interest rate risk by converting floating-rate debt to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense and net earnings. These agreements involve the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreements without an exchange of the underlying principal amount.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portions and ineffective portions of the gain or loss on the derivative instruments are reported as a component of other comprehensive income (loss) ("OCI") and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings. As of December 31, 2024, we did not have any hedge components excluded from the assessment of effectiveness. Cash flow hedges are classified in the same category in the consolidated statements of cash flows as the items being hedged and gains and losses on the derivative financial instruments are reported in cash provided by (used in) operating activities within the consolidated statements of cash flows. Derivatives not designated as hedging instruments are carried at fair value with changes in fair value reflected in Other, net in the consolidated statements of operations.

Interest Rate Swap Contracts—Interest rate swaps outstanding at December 31, 2024 and matured during the years ended December 31, 2024, 2023 and 2022 are as follows:

Notional Amount	Interest Rate Received	Interest Rate Paid	Effective Date	Maturity Date
Designated as Hedging Instrument				
$200 million	1 month SOFR[1]	3.09%[2]	April 30, 2022	December 31, 2023
$150 million	1 month SOFR[1]	3.98%[3]	June 30, 2022	December 31, 2023
$250 million	1 month SOFR[1]	4.72%	June 30, 2023	June 30, 2026
$250 million	1 month SOFR[1]	3.88%	December 31, 2023	December 31, 2024
$250 million	1 month SOFR[1]	4.37%	January 16, 2024	January 31, 2026

_____

[1] Subject to a 0.5% floor.
[2] Fixed fee of 1.71% effective April 30, 2022, and expiring December 30, 2022, and 3.09% effective December 31, 2022, and expiring December 31, 2023.
[3] Fixed fee of 2.79% effective June 30, 2022, and expiring December 30, 2022, and 3.98% effective December 31, 2022, and expiring December 31, 2023.

In April 2022, we entered into an interest rate swap to hedge the interest payments associated with $200 million of the floating-rate 2022 Term Loan B-1 for the years 2022 and 2023. In June 2022, we entered into an interest rate swap to hedge the interest payments associated with $150 million of the floating-rate 2022 Term Loan B-1 for the years 2022 and 2023. In February 2023, we entered into a forward-starting interest rate swap to hedge the interest payments associated with $250 million of the floating-rate 2022 Term Loan B-1 for the year ended 2024. In June 2023, we entered into an interest rate swap to hedge the interest payments associated with $250 million of the floating-rate 2022 Term Loan B-2 for the periods through June 2026. In January 2024, we entered into an interest rate swap to hedge interest payments associated with $250 million of the floating rate 2022 Term Loan B-1 related to the years 2024 and 2025. We designated these swaps as cash flow hedges. For the year ended

December 31, 2024, we recognized a cash flow benefit of $7 million related to our interest rate swaps, which is reported as cash provided by operating activities within our consolidated statements of cash flows. As of December 31, 2024, we estimate that $2 million in losses will be reclassified from other comprehensive (loss) income to earnings over the next 12 months.

The estimated fair values of our derivatives designated as hedging instruments as of December 31, 2024 and 2023 are as follows (in thousands):

| | | Derivative (Liabilities) Assets | |
| | | Fair Value as of December 31, | |
Derivatives Designated as Hedging Instruments	Consolidated Balance Sheet Location	2024	2023
Interest rate swaps	Prepaid expenses and other current assets	$ —	$ 2,413
Interest rate swaps	Other accrued liabilities	(1,593)	—
Interest rate swaps	Other noncurrent liabilities	(673)	(4,129)
Total		$ (2,266)	$ (1,716)

The effects of derivative instruments, net of taxes, on OCI for the years ended December 31, 2024, 2023 and 2022 are as follows (in thousands):

| | Amount of Gains (Losses) Recognized in OCI on Derivative, Effective Portion | | |
| | Year Ended December 31, | | |
Derivatives in Cash Flow Hedging Relationships	2024	2023	2022
Interest rate swaps	$ 7,170	$ (794)	$ 5,658
Total	$ 7,170	$ (794)	$ 5,658

| | | Amount of Gains Reclassified from Accumulated OCI into Income, Effective Portion | | |
| | | Year Ended December 31, | | |
Derivatives in Cash Flow Hedging Relationships	Income Statement Location	2024	2023	2022
Interest rate swaps	Interest expense, net	$ (7,094)	$ (6,652)	$ (1,082)
Total		$ (7,094)	$ (6,652)	$ (1,082)

12. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for that asset or liability. Guidance on fair value measurements and disclosures establishes a valuation hierarchy for disclosure of inputs used in measuring fair value defined as follows:

Level 1—Inputs are unadjusted quoted prices that are available in active markets for identical assets or liabilities.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets and quoted prices in non-active markets, inputs other than quoted prices that are observable, and inputs that are not directly observable, but are corroborated by observable market data.

Level 3—Inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment.

The classification of a financial asset or liability within the hierarchy is determined based on the least reliable level of input that is significant to the fair value measurement. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We also consider the counterparty and our own non-performance risk in our assessment of fair value.

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

Interest Rate Swaps—The fair value of our interest rate swaps is estimated using a combined income and market-based valuation methodology based upon Level 2 inputs, including credit ratings and forward interest rate yield curves obtained from independent pricing services.

Pension Plan Assets—See Note 17. Pension and Other Postretirement Benefit Plans, for fair value information on our pension plan assets.

Money market funds—Our valuation technique used to measure the fair values of our money market funds was derived from quoted market prices and active markets for these instruments that exist.

Time deposits—Our valuation technique used to measure the fair values of our time deposit instruments was derived from the following: non-binding market consensus prices that were corroborated by observable market data and quoted market prices for similar instruments.

Investment in securities—In May 2022, we acquired 8 million shares of Class A Common Stock, par value of $0.0001 per share, of Global Business Travel Group, Inc. ("GBT") for an aggregate purchase price of $80 million, which was included in prepaid expenses and other current assets in our consolidated balance sheets. The terms of these shares did not contain any restrictions that would impact our ability to sell the shares in the future. The fair value of our investment in GBT was based on its share price, a Level 1 input, as the stock is publicly traded on the New York Stock Exchange under the symbol GBTG. In the third quarter of 2024, we sold all 8 million shares of our investment for $55 million and recognized a net gain of $3 million for the year ended December 31, 2024. Unrealized losses recognized from our investments in securities during the years ended December 31, 2023 and 2022 totaled $2 million and $26 million, respectively, which are recorded to Other, net in our consolidated statements of operations.

The following tables present our assets (liabilities) that are required to be measured at fair value on a recurring basis as of December 31, 2024 and 2023 (in thousands):

			Fair Value at Reporting Date Using		
Assets:	December 31, 2024		Level 1	Level 2	Level 3
Money market funds	$	425,407	$ 425,407	$ —	$ —
Time deposits		78,595	—	78,595	—
Investment in securities		555	555	—	—
Total assets	$	504,557	$ 425,962	$ 78,595	$ —
Liabilities:					
Derivatives[1]					
Interest rate swap contracts	$	(2,266)	$ —	$ (2,266)	$ —
Total liabilities	$	(2,266)	$ —	$ (2,266)	$ —

---

[1] See Note 11. Derivatives for further detail.

			Fair Value at Reporting Date Using		
Assets:	December 31, 2023		Level 1	Level 2	Level 3
Derivatives[1]					
Interest rate swap contracts	$	2,413	$ —	$ 2,413	$ —
Investment in securities		51,970	51,970	—	—
Money market funds		261,551	261,551	—	—
Time deposits		177,608	—	177,608	—
Total assets	$	493,542	$ 313,521	$ 180,021	$ —
Liabilities:					
Derivatives[1]					
Interest rate swap contracts	$	(4,129)	$ —	$ (4,129)	$ —
Total liabilities	$	(4,129)	$ —	$ (4,129)	$ —

---

[1] See Note 11. Derivatives for further detail.

There were no transfers between Levels 1 and 2 within the fair value hierarchy for the years ended December 31, 2024 and 2023.

Other Financial Instruments

The carrying value of our financial instruments including cash and cash equivalents, restricted cash and accounts receivable approximates their fair values due to the short term nature of these instruments. The fair values of our 2025 Exchangeable Notes and 2026 Exchangeable Notes, senior secured notes due 2025, 2027 and 2029 and term loans under our Amended and Restated Credit Agreement are determined based on quoted market prices for a similar liability when traded as an asset in an active market, a Level 2 input. The fair value of the Senior Secured Term Loan Due 2028 and FILO Facility were determined using a valuation model that includes certain assumptions and Level 3 inputs. The outstanding principal balances of our AR Facility and FILO Facility approximated its fair value as of December 31, 2024.

The following table presents the fair value and carrying value of our senior notes and borrowings under our senior secured credit facilities as of December 31, 2024 and 2023 (in thousands):

Financial Instrument	As of December 31, 2024		As of December 31, 2023	
	Fair Value	Carrying Value[1]	Fair Value	Carrying Value[1]
2021 Term Loan B-1	$ 303,643	$ 314,453	$ 344,973	$ 391,366
2021 Term Loan B-2	356,665	364,600	540,069	610,545
2022 Term Loan B-1	372,593	379,617	535,559	598,419
2022 Term Loan B-2	407,228	400,748	576,343	618,888
2024 Term Loan B-1	712,250	689,655	—	—
2024 Term Loan B-2	76,313	74,902	—	—
Senior Secured Term Loan Due 2028	906,020	853,788	726,582	732,901
9.25% senior secured notes due 2025	10,510	10,416	38,291	38,895
7.375% senior secured notes due 2025	23,081	23,393	60,496	63,019
4.00% senior exchangeable notes due 2025	181,322	183,220	326,841	333,220
7.32% senior exchangeable notes due 2026	172,500	150,000	—	—
8.625% senior secured notes due 2027	649,105	656,783	776,598	852,987
11.25% senior secured notes due 2027	49,400	45,253	545,024	546,384
10.75% senior secured notes due 2029	853,220	774,332	—	—

_____

[1] Excludes net unamortized debt issuance costs.

Assets that are Measured at Fair Value on a Nonrecurring Basis

As described in Note 1. Summary of Business and Significant Accounting Policies, we assess goodwill and other intangible assets with indefinite lives for impairment annually or more frequently if indicators arise. We continually monitor events and changes in circumstances such as changes in market conditions, near and long-term demand and other relevant factors, that could indicate that the fair value of any one of our reporting units may more likely than not have fallen below its respective carrying amount. Although we have not identified any triggering events or changes in circumstances that would require us to perform a goodwill impairment test, periodically, we will perform a quantitative assessment in the absence of identifying triggering events, as part of the qualitative assessment. In 2023, we elected to perform a quantitative assessment. We have not identified any triggering events or changes in circumstances since the performance of our goodwill impairment test in 2023 that would require us to perform another quantitative goodwill impairment test. We did not record any goodwill impairment charges for the year ended December 31, 2024.

13. Leases

We lease certain facilities under long-term operating leases. Operating lease assets are included in operating lease right-of-use ("ROU") assets within other assets, net and operating lease liabilities are included in other accrued liabilities and other noncurrent liabilities in our consolidated balance sheets.

The following table presents the components of lease expense for the years ended December 31, 2024 and 2023 (in thousands):

| | Year Ended December 31, | |
	2024	2023
Operating lease cost	$ 16,826	$ 17,502

The following table presents supplemental cash flow information related to leases (in thousands):

| | Year Ended December 31, | |
	2024	2023
Supplemental Cash Flow Information		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used in operating leases	$ 17,486	$ 16,715
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 9,769	$ 1,221

The following table presents supplemental balance sheet information related to leases (in thousands):

| | December 31, | |
	2024	2023
Operating Leases		
Operating lease right-of-use assets	$ 67,327	$ 69,895
Other accrued liabilities	15,669	16,123
Other noncurrent liabilities	52,624	56,277
Total operating lease liabilities	$ 68,293	$ 72,400

The following table presents other supplemental information related to leases:

| | December 31, | |
	2024	2023
Weighted Average Remaining Lease Term (in years)		
Operating leases	6.1	7.0
Weighted Average Discount Rate		
Operating leases	7.4%	6.9%

Lease Commitments

We lease certain facilities under long term operating leases. Collectively, we lease approximately 800 thousand square feet of office space in 56 locations in 38 countries. Certain of our lease agreements contain renewal options, early termination options and/or payment escalations based on fixed annual increases, local consumer price index changes or market rental reviews. We recognize rent expense with fixed rate increases and/or fixed rent reductions on a straight line basis over the term of the lease.

Our leases have remaining minimum terms that range between one and eight years. Some of our leases include options to extend for up to ten additional years; others include options to terminate the agreement within three months. Future minimum lease payments under non-cancellable operating leases as of December 31, 2024 are as follows (in thousands):

Year Ending December 31,	Operating Leases
2025	$ 16,748
2026	15,456
2027	11,880
2028	12,209
2029	11,875
Thereafter	18,894
Total	87,062
Imputed Interest	(18,769)
Total	$ 68,293

14. Stock and Stockholders' Equity

Preferred Stock

On August 24, 2020, we completed an offering of 3,340,000 shares of our 6.50% Series A Mandatory Convertible Preferred Stock (the "Preferred Stock"), which generated net proceeds of approximately $323 million for use as general corporate purposes. During the year ended December 31, 2021, a certain holder elected to convert 50,000 shares of preferred stock to 595,240 shares of common stock, leaving 3,290,000 shares outstanding. On September 1, 2023, the mandatory conversion date, each outstanding share of Preferred Stock was automatically converted into shares of our common stock at a rate of 14.2857 of common stock per share of Preferred Stock. The number of shares issued at conversion was approximately 47 million shares.

The Preferred Stock accumulated cumulative dividends at a rate per annum equal to 6.50% of the liquidation preference of $100 per share (equivalent to $6.50 annually per share) payable in cash or, subject to certain limitations, by delivery of shares of our common stock or any combination of cash and shares of our common stock, at our election; provided, however, that any undeclared and unpaid dividends would have continued to accumulate.

We accrued $14 million of preferred stock dividends in our consolidated results of operations for the year ended December 31, 2023. During the year ended December 31, 2023, we paid cash dividends on our preferred stock of $16 million.

Share Repurchase Program

In February 2017, we announced the approval of a multi-year share repurchase program (the "Share Repurchase Program") to purchase up to $500 million of Sabre's common stock outstanding. Repurchases under the Share Repurchase Program may take place in the open market or privately negotiated transactions. During the years ended December 31, 2024, 2023 and 2022 we did not repurchase any shares pursuant to the Share Repurchase Program. On March 16, 2020, we announced the suspension of share repurchases under the Share Repurchase Program in conjunction with certain cash management measures we undertook as a result of the market conditions caused by COVID-19. As of December 31, 2024, the Share Repurchase Program remains suspended and approximately $287 million remains authorized for repurchases.

Exchangeable Notes

On April 17, 2020, we issued $345 million aggregate principal amount of 2025 Exchangeable Notes. On March 19, 2024, Sabre GLBL exchanged $150 million aggregate principal amount of our outstanding 2025 Exchangeable Notes for $150 million aggregate principal amount of the 2026 Exchangeable Notes and approximately $30 million of cash. Under the terms of the Exchangeable Notes Indentures, the Exchangeable Notes are exchangeable into our common stock under specified circumstances, at our election. As of December 31, 2024, we have $183 million and $150 million aggregate principal amount of 2025 Exchangeable Notes and 2026 Exchangeable Notes outstanding, respectively. See Note 10. Debt for further details. Until the 2026 Exchangeable Notes mature, we expect to settle the principal amount of the outstanding 2026 Exchangeable Notes in shares of our common stock. Beginning on or after October 15, 2024, until the close of business on the second scheduled trading day immediately preceding the maturity date of the 2025 Exchangeable Notes, April 15, 2025, we plan to use the "default settlement method" to settle the 2025 Exchangeable Notes, which is to settle up to the principal amount of any exchange of 2025 Exchangeable Notes with cash, and any excess value with shares of our common stock. Any settlement requests received during this 6-month period between October 15, 2024 and the maturity date of April 15, 2025 would be settled upon maturity of the 2025 Exchangeable Notes on April 15, 2025.

15. Equity-Based Awards

As of December 31, 2024, our outstanding equity-based compensation plans and agreements include the Sabre Corporation 2014 Omnibus Incentive Compensation Plan (the "2014 Omnibus Plan"), the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (the "2016 Omnibus Plan"), the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (the "2019 Omnibus Plan"), the 2019 Director Equity Compensation Plan (the "2019 Director Plan"), the Sabre Corporation 2021 Omnibus Incentive Compensation Plan (the "2021 Omnibus Plan"), the 2022 Director Equity Compensation Plan (the "2022 Director Plan"), the Sabre Corporation 2023 Omnibus Incentive Compensation Plan (the "2023 Omnibus Plan"), the Sabre Corporation 2024 Omnibus Incentive Compensation Plan (the "2024 Omnibus Plan") and the 2024 Director Equity Compensation Plan (the "2024 Director Plan"). Our 2024 Omnibus Plan serves as a successor to the 2023 Omnibus Plan, the 2021 Omnibus Plan, the 2019 Omnibus Plan, the 2016 Omnibus Plan, and the 2014 Omnibus Plan, and provides for the issuance of stock options, restricted shares, restricted stock units ("RSUs"), performance-based RSU awards ("PSUs"), cash incentive compensation and other stock-based awards. Our 2024 Director Plan serves as a successor to the 2022 Director Plan and the 2019 Director Plan, and provides for the issuance of RSUs, Deferred Stock Units ("DSUs"), and stock options to non-employee Directors. Outstanding awards under all plans continue to be subject to the terms and conditions of their respective plan.

We initially reserved 23,500,000 shares of our common stock for issuance under our 2024 Omnibus Plan. We added 11,509,891 shares that were reserved but not issued under the 2014 Omnibus, 2016 Omnibus Plans, 2019 Omnibus Plan, 2021 Omnibus Plan and 2023 Omnibus Plan to the 2024 Omnibus Plan reserves, for a total of 35,009,891 authorized shares of common stock for issuance under the 2024 Omnibus Plan. Additionally, we initially reserved 1,500,000 shares of our common stock for issuance under our 2024 Director Plan and added 447,740 shares that were reserved but not issued under the 2019 Director Plan and 2022 Director Plan. Time-based options generally vest over a three-year period, vesting in equal annual installments, and are exercisable for up to 10 years. RSUs generally vest over a three year period, vesting in equal annual installments, and PSUs generally cliff vest at the end of three years. Vesting of PSUs is dependent upon the achievement of certain company-based performance measures. Stock-based compensation expense for all awards totaled $55 million, $52 million and $83 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes option pricing model. For further details on these assumptions, see Note 1. Summary of Business and Significant Accounting Policies. No stock options were granted during the year ended December 31, 2024, 2023 and 2022.

The following table summarizes the stock option award activities under our outstanding equity-based compensation plans and agreements for the year ended December 31, 2024:

| | | Weighted-Average | | |
	Quantity	Exercise Price	Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands) [1]
Outstanding at December 31, 2023	1,747,755	$ 12.20	5.5	$ —
Expired	(112,978)	14.96		
Outstanding at December 31, 2024	1,634,777	$ 12.01	4.6	$ —
Vested and exercisable at December 31, 2024	1,634,777	$ 12.01	4.6	$ —

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[1] Aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options awards and the closing price of our common stock of $3.65 and $4.40 on December 31, 2024 and 2023, respectively. If the aggregate intrinsic value is negative, it is assigned a nil value.

There were no options exercised during the years ended December 31, 2024 and 2023, and the total intrinsic value of stock options exercised was immaterial for the year ended December 31, 2022. As of December 31, 2024, there was no unrecognized compensation expense associated with stock options.

The following table summarizes the activities for our RSUs for the year ended December 31, 2024:

	Quantity		Weighted-Average Grant Date Fair Value
Unvested at December 31, 2023	20,585,195	$	5.10
Granted	18,685,645		3.17
Vested	(8,296,949)		6.11
Forfeited	(3,971,610)		3.78
Unvested at December 31, 2024	27,002,281	$	3.65

The total fair value of RSUs vested, as of their respective vesting dates, was $48 million, $51 million, and $68 million during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, approximately $66 million in unrecognized compensation expense associated with RSUs will be recognized over a weighted average period of 2.7 years.

The following table summarizes the activities for our PSUs for the year ended December 31, 2024:

	Quantity		Weighted-Average Grant Date Fair Value
Unvested at December 31, 2023	5,870,614	$	6.69
Granted	5,062,636		4.12
Vested	(924,358)		16.75
Forfeited	(810,296)		3.95
Unvested at December 31, 2024	9,198,596	$	4.50

The total fair value of PSUs vested, as of their respective vesting dates, was $11 million during the year ended December 31, 2024, and $19 million during each of the years ended December 31, 2023 and 2022. The recognition of compensation expense associated with PSUs is contingent upon the achievement of annual company-based performance measures and a total shareholder return modifier. During the years ended December 31, 2024, 2023 and 2022, we assessed the probability of achieving the performance measures associated with PSU awards each reporting period and, if there was an adjustment, we recorded the cumulative effect of the adjustment in that respective reporting period. As of December 31, 2024, unrecognized compensation expense associated with PSUs expected to vest totaled $8 million and $5 million for the annual measurement periods ending December 31, 2025 and 2026, respectively.

16. Earnings Per Share

The following table reconciles the numerators and denominators used in the computations of basic and diluted earnings per share from continuing operations (in thousands, except per share data):

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Loss from continuing operations	$ (278,683)	$ (528,248)	$ (432,099)
Less: Net income (loss) attributable to non-controlling interests	76	(332)	2,670
Less: Preferred stock dividends	—	14,257	21,385
Net loss from continuing operations available to common stockholders, basic and diluted	$ (278,759)	$ (542,173)	$ (456,154)
Denominator:			
Basic weighted-average common shares outstanding	383,733	346,567	326,742
Diluted weighted-average common shares outstanding	383,733	346,567	326,742
Earnings per share from continuing operations:			
Basic	$ (0.73)	$ (1.56)	$ (1.40)
Diluted	$ (0.73)	$ (1.56)	$ (1.40)

Basic earnings per share is computed by dividing net loss from continuing operations available to common stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share is computed by dividing net loss from continuing operations available to common stockholders by the weighted-average number of common shares outstanding plus the effect of all dilutive common stock equivalents during each period. The diluted weighted-average common shares outstanding calculation excludes 4 million, 3 million and 1 million of dilutive stock options and restricted stock awards for the years ended December 31, 2024, 2023 and 2022, respectively, as their effect would be anti-dilutive given the net loss incurred in those periods. The calculation of diluted weighted-average shares excludes the impact of 2 million, 6 million, and 4 million for the years ended December 31, 2024, 2023 and 2022, respectively, of anti-dilutive common stock equivalents.

We have used the if-converted method for calculating any potential dilutive effect of the Exchangeable Notes on our diluted net income per share. Under the if-converted method, the 2025 Exchangeable Notes are assumed to be converted at the beginning of the period, the 2026 Exchangeable Notes are assumed to be converted at the issuance date of March 19, 2024 and the resulting common shares are included in the denominator of the diluted earnings per share calculation for the entire period being presented and interest expense, net of tax, recorded in connection with the Exchangeable Notes is added back to the numerator, only in the periods in which such effect is dilutive. The approximately 57 million resulting common shares related to the Exchangeable Notes for the year ended December 31, 2024 and 42 million resulting common shares related to the 2025 Exchangeable Notes for each of the years ended December 31, 2023 and 2022 are not included in the dilutive weighted-average common shares outstanding calculation as their effect would be anti-dilutive given the net loss incurred in those periods.

Likewise, the potential dilutive effect of our Preferred Stock outstanding during the year ended December 31, 2022 was calculated using the if-converted method assuming the conversion as of the earliest period reported or at the date of issuance, if later. The resulting common shares are included in the denominator of the diluted earnings per share calculation for the entire period being presented and preferred stock dividends are added back to the numerator, only in the periods in which such effect is dilutive. Approximately 39 million common shares related to the Preferred Stock for the year ended December 31, 2022, are not included in the dilutive weighted-average common shares outstanding calculation as their effect would be anti-dilutive given the net loss incurred in the period. On September 1, 2023, each outstanding share of Preferred Stock was automatically converted into approximately 47 million shares of our common stock. See Note 14. Stock and Stockholders' Equity for further details.

17. Pension and Other Postretirement Benefit Plans

We sponsor the Sabre GLBL Inc. 401(k) Savings Plan ("401(k) Plan"), which is a tax qualified defined contribution plan that allows tax-deferred savings by eligible employees to provide funds for their retirement. We make a matching contribution equal to 100% of each pre-tax dollar contributed by the participant on the first 6% of eligible compensation. We recognized expenses related to the 401(k) Plan of approximately $14 million, $17 million and $18 million for the years ended December 31, 2024, 2023 and 2022, respectively.

We sponsor the Sabre GLBL Inc. Legacy Pension Plan ("LPP"), which is a tax qualified defined benefit pension plan for employees meeting certain eligibility requirements. The LPP was amended to freeze pension benefit accruals as of December 31, 2005, and as a result, no additional pension benefits have been accrued since that date. In April 2008, we amended the LPP to add a lump sum optional form of payment which participants may elect when their plan benefits commence. The effect of the amendment was to decrease the projected benefit obligation by $34 million, which is being amortized over 23.5 years, representing the weighted average of the lump sum benefit period and the life expectancy of all plan participants. We also sponsor postretirement benefit plans for certain employees in Canada and other jurisdictions.

The following tables provide a reconciliation of the changes in the LPP's benefit obligations and fair value of assets during the years ended December 31, 2024 and 2023, and the unfunded status as of December 31, 2024 and 2023 (in thousands):

| | Year Ended December 31, | |
	2024	2023
Change in benefit obligation:		
Benefit obligation at January 1	$ (292,212)	$ (297,763)
Interest cost	(14,934)	(16,151)
Actuarial gain (loss), net	6,046	(5,854)
Benefits paid	25,764	27,556
Benefit obligation at December 31	$ (275,336)	$ (292,212)
Change in plan assets:		
Fair value of assets at January 1	$ 218,861	$ 214,574
Actual return on plan assets	6,550	19,193
Employer contributions	12,570	12,650
Benefits paid	(25,764)	(27,556)
Fair value of assets at December 31	$ 212,217	$ 218,861
Unfunded status at December 31	$ (63,119)	$ (73,351)

The actuarial gain of $6 million and loss of $6 million for the years ended December 31, 2024 and 2023, respectively, are attributable to increases and decreases, respectively, in the discount rate for each respective year. During the year ended December 31, 2022, lump sum settlements occurred within our defined benefit pension plan which resulted in a loss of

$7 million, recorded to Other, net in our consolidated statements of operations. There were no settlement losses during the years ended December 31, 2024 and 2023.

The net benefit obligation of $63 million and $73 million as of December 31, 2024 and 2023, respectively, is included in other noncurrent liabilities in our consolidated balance sheets.

The amounts recognized in accumulated other comprehensive loss associated with the LPP, net of deferred taxes of $38 million as of December 31, 2024 and 2023, respectively, are as follows (in thousands):

	December 31,			
	2024		2023	
Net actuarial loss	$	(81,027)	$	(84,029)
Prior service credit		3,370		4,802
Accumulated other comprehensive loss	$	(77,657)	$	(79,227)

The following table provides the components of net periodic benefit costs associated with the LPP and the principal assumptions used in the measurement of the LPP benefit obligations and net benefit costs for the three years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Interest cost[1]	$ 14,934	$ 16,151	$ 11,901
Expected return on plan assets[1]	(16,098)	(17,429)	(14,131)
Amortization of prior service credit[1]	(1,432)	(1,432)	(1,433)
Amortization of actuarial loss[1]	2,812	2,302	6,484
Net periodic cost (benefit)	$ 216	$ (408)	$ 2,821
Settlement charge[1]	—	—	6,707
Net cost (benefit)	$ 216	$ (408)	$ 9,528
Weighted-average discount rate used to measure benefit obligations	5.72%	5.38%	5.72%
Weighted average assumptions used to determine net benefit cost:			
Discount rate[2]	5.38%	5.72%	2.97%
Expected return on plan assets	6.40%	6.90%	5.00%

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[1] Included in Other, net on our consolidated statement of operations.

[2] Discount rates are as of January 1 of the respective years. Due to settlement during 2022, the additional discount rate assumed as of December 31, 2022 is 5.72%.

The following table provides the pre-tax amounts recognized in other comprehensive loss, including the amortization of the actuarial loss and prior service credit, associated with the LPP for the years ended December 31, 2024, 2023 and 2022 (in thousands):

Obligations Recognized in	Year Ended December 31,		
Other Comprehensive Loss	2024	2023	2022
Net actuarial (gain) loss	$ (280)	$ 5,187	$ (354)
Pension settlement	—	—	(6,707)
Amortization of actuarial loss	(2,812)	(2,302)	(6,484)
Amortization of prior service credit	1,432	1,432	1,433
Total (income) loss recognized in other comprehensive income (loss)	$ (1,660)	$ 4,317	$ (12,112)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$ (1,444)	$ 3,909	$ (2,584)

Our overall investment strategy for the LPP is to provide and maintain sufficient assets to meet pension obligations both as an ongoing business, as well as in the event of termination, at the lowest cost consistent with prudent investment management, actuarial circumstances and economic risk, while minimizing the earnings impact. Diversification is provided by using an asset allocation primarily between equity and debt securities, and real assets, in proportions expected to provide opportunities for reasonable long term returns with acceptable levels of investment risk. Fair values of the applicable assets are determined as follows:

Mutual Fund—The fair value of our mutual funds are estimated by using market quotes as of the last day of the period.

Common Collective Trusts—The fair value of our common collective trusts are estimated by using market quotes as of the last day of the period, quoted prices for similar securities and quoted prices in non-active markets.

Real Estate—The fair value of our real estate funds are derived from the fair value of the underlying real estate assets held by the funds. These assets are initially valued at cost and are reviewed periodically utilizing available market data to determine if the assets held should be adjusted.

The basis for the selected target asset allocation included consideration of the demographic profile of plan participants, expected future benefit obligations and payments, projected funded status of the plan and other factors. The target allocations for LPP assets are 40% global equities, 15% real estate assets, 15% diversified credit, 28% liability hedging assets, and 2% cash. It is recognized that the investment management of the LPP assets has a direct effect on the achievement of its goal. As defined in Note 12. Fair Value Measurements, the following tables present the fair value of the LPP assets as of December 31, 2024 and 2023:

	Fair Value Measurements at December 31, 2024			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common collective trust	$ —	$ 172,546	$ —	$ 172,546
Real estate	—	—	32,142	32,142
Money market mutual fund	7,529	—	—	7,529
Total assets at fair value	$ 7,529	$ 172,546	$ 32,142	$ 212,217

	Fair Value Measurements at December 31, 2023			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common collective trust	$ —	$ 183,542	$ —	$ 183,542
Real estate	—	—	32,569	32,569
Money market mutual fund	2,750	—	—	2,750
Total assets at fair value	$ 2,750	$ 183,542	$ 32,569	$ 218,861

The following table provides a rollforward of plan assets valued using significant unobservable inputs (level 3), in thousands:

	Real Estate
Ending balance at December 31, 2022	$ 7,290
Contributions	27,000
Net distributions	(163)
Redemptions	(266)
Advisory fee	(64)
Net investment income	236
Unrealized loss	(1,471)
Net realized gain	7
Ending balance at December 31, 2023	$ 32,569
Contributions	—
Net distributions	(169)
Redemptions	(188)
Advisory fee	(48)
Net investment income	198
Unrealized loss	(216)
Net realized loss	(4)
Ending balance at December 31, 2024	$ 32,142

We contributed $13 million to fund our defined benefit pension plans during each of the years ended December 31, 2024 and 2023. Annual contributions to our defined benefit pension plans in the United States, Canada, and other jurisdictions are based on several factors that may vary from year to year. Our funding practice is to contribute the minimum required contribution as defined by law while also maintaining an 80% funded status as defined by the Pension Protection Act of 2006. Thus, past contributions are not always indicative of future contributions. Based on current assumptions, we expect to make a contribution of up to $17 million to our defined benefit pension plans in 2025.

The expected long term rate of return on plan assets for each measurement date was selected after giving consideration to historical returns on plan assets, assessments of expected long term inflation and market returns for each asset class and the target asset allocation strategy. We do not anticipate the return of any plan assets to us in 2025.

We expect the LPP to make the following estimated future benefit payments (in thousands):

	Amount
2025	$ 31,213
2026	29,791
2027	31,507
2028	29,233
2029	27,169
2030-2034	108,364

18. Commitments and Contingencies

Purchase Commitments

In the ordinary course of business, we make various commitments in connection with the purchase of goods and services from specific suppliers. We have outstanding commitments of approximately $2.1 billion. These purchase commitments extend through 2030.

Legal Proceedings

While certain legal proceedings and related indemnification obligations to which we are a party specify the amounts claimed, these amounts may not represent reasonably possible losses. Given the inherent uncertainties of litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated, except in circumstances where an aggregate litigation accrual has been recorded for probable and reasonably estimable loss contingencies. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The amount of the accrual may change in the future due to new information or developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Antitrust Litigation and Investigations

US Airways Antitrust Litigation

In April 2011, US Airways filed suit against us in federal court in the Southern District of New York, alleging violations of the Sherman Act Section 1 (anticompetitive agreements) and Section 2 (monopolization). The complaint was filed fewer than two months after we entered into a new distribution agreement with US Airways. In September 2011, the court dismissed all claims relating to Section 2.

In January 2015, the court issued an order granting Sabre's summary judgment motions in part, eliminating a majority of US Airways' alleged damages and rejecting its request for injunctive relief to bar Sabre from enforcing certain provisions in our contracts. In September 2015, the court also dismissed US Airways' claim for declaratory relief. The trial on the remaining claims commenced in October 2016. In December 2016, the jury issued a verdict in favor of US Airways with respect to its claim under Section 1 of the Sherman Act regarding Sabre's contract with US Airways and awarded it $5 million in single damages. We subsequently filed an appeal with the United States Court of Appeals for the Second Circuit seeking a reversal of the judgment.

In September 2019, the Second Circuit issued its Order and Opinion in which it vacated the judgment with respect to US Airways' claim under Section 1, reversed the trial court's dismissal of US Airways' claims relating to Section 2, and remanded the case to district court for a new trial. The retrial began in April 2022. In May 2022, the jury rejected US Airways' claim under Section 1 of the Sherman Act, finding that Sabre's contractual terms were not anticompetitive, and found in favor of US Airways with respect to its monopolization claim for the period from 2007 to 2012 under Section 2 of the Sherman Act. The jury, however, only awarded US Airways $1.00 in single damages. Based on the jury's verdict, in June 2022 the court entered final judgment in favor of US Airways in the amount of $3.00, which is three times the jury's award of $1.00 as required by the Sherman Act. We have paid US Airways $3.05 to satisfy this portion of the judgment. Neither party has filed an appeal, and the period to file a timely appeal has passed.

In addition, the court's entry of judgment regarding the monopolization claim under Section 2 of the Sherman Act entitled US Airways to receive reasonable attorneys' fees and costs under the Sherman Act. During the quarter ended September 30, 2022, we accrued an estimated loss of $15 million in selling, general and administrative expenses for these attorneys' fees and costs, which did not have a significant effect on our results of operations for 2022. The court referred the issue of the attorneys' fees and costs to a magistrate judge. The magistrate issued a recommendation, which the court has adopted in full, that US

Airways was entitled to a reasonable attorneys' fees award, but that the award was subject to a reduction to reflect their nominal recovery. In June 2023, US Airways filed a motion seeking approximately $139 million in attorneys' fees and costs. On February 6, 2024, the court issued an order denying US Airways' motion for attorneys' fees and costs without prejudice to renewal. The court further ordered that US Airways could refile its motion when and if settlement negotiations broke down and after US Airways filed a letter advising the court of its intent to renew the motion. On October 7, 2024, US Airways renewed its motion with the court seeking approximately $139 million in attorneys' fees and costs. In December 2024, the parties entered into a settlement agreement in which we agreed to pay US Airways an aggregate of $20 million in 2025. The settlement agreement contains mutual releases of all claims by each party. On December 6, 2024, the parties filed a joint letter informing the court that the parties had executed the settlement agreement and that US Airways was seeking to withdraw its fee motion and asking that the case be dismissed. The court dismissed the case with prejudice on December 9, 2024. Concurrent with entering into the settlement agreement, we also entered into commercial agreements with American Airlines, the successor of US Airways. Based on an analysis of the terms of these agreements, we determined that the settlement amount fairly represents the charge associated with the legal liability. We recorded an additional $5 million in selling, general and administrative expenses during the fourth quarter ended December 31, 2024.

Indian Income Tax Litigation

We are a defendant in income tax litigation brought by the Indian Director of Income Tax ("DIT") in the Supreme Court of India. The dispute arose in 1999 when the DIT asserted that we have a permanent establishment within the meaning of the Income Tax Treaty between the United States and the Republic of India and accordingly issued tax assessments for assessment years ending March 1998 and March 1999. The DIT later issued further tax assessments for assessment years ending March 2000 through March 2006. The DIT has continued to issue tax assessments on a similar basis for subsequent years. We appealed the tax assessments for assessment years ending March 1998 through March 2006 and those years are now closed, in our favor. In addition, we have appealed assessment years ended March 2021 and March 2022 with the ITAT; no trial date has been set for these items.

In addition, Sabre Asia Pacific Pte Ltd ("SAPPL") is currently a defendant in similar income tax litigation brought by the DIT. The dispute arose when the DIT asserted that SAPPL has a permanent establishment within the meaning of the Income Tax Treaty between Singapore and India and accordingly issued tax assessments for assessment years ending March 2000 through March 2005. SAPPL appealed the tax assessments, and the Indian Commissioner of Income Tax (Appeals) returned a mixed verdict. SAPPL filed further appeals with the ITAT. The ITAT ruled in SAPPL's favor, finding that no income would be chargeable to tax for assessment years ending March 2000 through March 2005. The DIT appealed those decisions to the Bombay High Court and our case is pending before that court; the High Court dismissed the case for assessment years ending March 2001 through March 2004. The DIT also assessed taxes on a similar basis plus some additional issues for assessment years ending March 2006 through March 2016 and March 2018 through March 2021. Appeals for assessment years ending March 2006 through March 2016 and March 2018 through March 2021 are pending before the ITAT or the High Court depending on the year.

If the DIT were to fully prevail on every claim against us, including SAPPL and other group companies, we could be subject to taxes, interest and penalties of approximately $23 million as of December 31, 2024. We intend to continue to aggressively defend against each of the foregoing claims. Although we do not believe that the outcome of the proceedings will result in a material impact on our business or financial condition, litigation is by its nature uncertain. We do not believe this outcome is more likely than not and therefore have not made any provisions or recorded any liability for the potential resolution of any of these claims.

Indian Service Tax Litigation

SAPPL's Indian subsidiary is also subject to litigation by the India Director General (Service Tax) ("DGST"), which has assessed the subsidiary for multiple years related to its alleged failure to pay service tax on marketing fees and reimbursements of expenses. Indian courts have returned verdicts favorable to the Indian subsidiary. The DGST has appealed the verdict to the Indian Supreme Court. We do not believe that an adverse outcome is probable and therefore have not made any provisions or recorded any liability for the potential resolution of any of these claims.

Litigation Relating to Routine Proceedings

We are also engaged from time to time in other routine legal and tax proceedings incidental to our business. We do not believe that any of these routine proceedings will have a material impact on the business or our financial condition.

Other

Other Tax Matters

We operate in numerous jurisdictions in which taxing authorities may challenge our position with respect to income and non-income based taxes. We routinely receive inquiries and may also from time to time receive challenges or assessments from these taxing authorities. With respect to non-income based taxes, we recognize liabilities when we determine it is probable that amounts will be owed to the taxing authorities and such amounts are estimable. For example, in most countries we pay and collect Value Added Tax ("VAT") when procuring goods and services, or providing services, within the normal course of business. VAT receivables are established in jurisdictions where VAT paid exceeds VAT collected and are recoverable through the filing of refund claims. We intend to vigorously defend our positions against any claims that are not insignificant, including through litigation when necessary. As of December 31, 2024, we have accrued $15 million associated with these other tax matters in our consolidated balance sheets. We will continue to monitor and update this estimate as additional information becomes available.

We may incur expenses in future periods related to such matters, including litigation costs and possible pre-payment of a portion of any assessed tax amount to defend our position, and if our positions are ultimately rejected, it could have a material impact to our results of operations.

19. Segment Information

Our reportable segments are based upon our internal organizational structure; the manner in which our operations are managed; the criteria used by our Chief Executive Officer and President, who is our Chief Operating Decision Maker ("CODM"), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations.

We operate our business and present our results through two business segments (i) Travel Solutions, our global travel solutions for travel suppliers and travel buyers, including a broad portfolio of software technology products and solutions for airlines, and (ii) Hospitality Solutions, an extensive suite of software solutions for hoteliers.

Our CODM utilizes Segment Adjusted EBITDA, as the measure of profitability to evaluate performance of our segments and allocate resources. In prior years, Adjusted Operating Income (Loss) was used in addition to Segment Adjusted EBITDA. Segment information included below reflects this change in all periods presented. Segment Adjusted EBITDA is used by our CODM to monitor the financial performance of each segment by comparing variances to plan and recent forecasts on a regular basis. Our CODM uses the annual budget and multi-year outlook process to allocate resources between segments based on return on investment and monitors Segment Adjusted EBITDA performance against actual performance to make necessary adjustments to this allocation. Our use of Segment Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. In addition to Segment Adjusted EBITDA, certain significant expenses are provided to our CODM. These significant expenses include Cost of revenue, excluding technology costs, Technology costs, and Selling, general and administrative expenses.

We define Adjusted EBITDA as loss from continuing operations adjusted for depreciation and amortization of property and equipment, amortization of capitalized implementation costs, acquisition-related amortization, impairment and related charges, restructuring and other costs, interest expense, net, other, net, loss on extinguishment of debt, net, acquisition-related costs, litigation costs, net, indirect tax matters, stock-based compensation and the (benefit) provision for income taxes.

Our CODM does not review total assets by segment as operating evaluations and resource allocation decisions are not made on the basis of total assets by segment.

Certain costs associated with our technology organization are allocated to the segments based on the segments' usage of resources. Benefit expenses, facility and lease costs and associated depreciation expense are allocated to the segments based on headcount. Unallocated corporate costs include certain shared expenses such as accounting, finance, human resources, legal, corporate systems, amortization of acquired intangible assets, impairment and related charges, stock-based compensation, restructuring charges, legal reserves and other items not identifiable with one of our segments.

We account for significant intersegment transactions as if the transactions were with third parties, that is, at estimated current market prices. The majority of the intersegment revenues and cost of revenues are fees charged by Travel Solutions to Hospitality Solutions for hotel stays booked through our GDS.

Segment information for the years ended December 31, 2024, 2023 and 2022 is as follows (in thousands):

| | Year Ended December 31, 2024 | | | |
	Travel Solutions	Hospitality Solutions	Eliminations	Total
Revenue:				
Revenue from external customers	$ 2,702,746	$ 326,819	$ —	$ 3,029,565
Intersegment revenue	42,098	—	(42,098)	—
Total revenue	2,744,844	326,819	(42,098)	3,029,565
Less[1]:				
Segment cost of revenue, excluding technology costs[2]	$ 1,128,971	$ 145,020	$ (42,098)	$ 1,231,893
Segment technology costs[3]	675,716	99,937	—	775,653
Segment selling, general and administrative[4]	238,187	43,829	—	282,016
Other segment adjustments[5]	(2,606)	—	—	(2,606)
Segment adjusted EBITDA	$ 704,576	$ 38,033	$ —	$ 742,609

	Year Ended December 31, 2023			
	Travel Solutions	Hospitality Solutions	Eliminations	Total
Revenue:				
Revenue from external customers	$ 2,603,569	$ 304,169	$ —	$ 2,907,738
Intersegment revenue	38,508	—	(38,508)	—
Total revenue	2,642,077	304,169	(38,508)	2,907,738
Less[1]:				
Segment cost of revenue, excluding technology costs[2]	$ 1,038,628	$ 146,820	$ (38,508)	$ 1,146,940
Segment technology costs[3]	811,417	98,826	—	910,243
Segment selling, general and administrative[4]	235,891	45,311	—	281,202
Other segment adjustments[5]	(2,042)	—	—	(2,042)
Segment adjusted EBITDA	$ 558,183	$ 13,212	$ —	$ 571,395

	Year Ended December 31, 2022			
	Travel Solutions	Hospitality Solutions	Eliminations	Total
Revenue:				
Revenue from external customers	$ 2,282,395	$ 254,620	$ —	$ 2,537,015
Intersegment revenue	28,880	—	(28,880)	—
Total revenue	2,311,275	254,620	(28,880)	2,537,015
Less[1]:				
Segment cost of revenue, excluding technology costs[2]	$ 894,556	$ 126,543	$ (28,880)	$ 992,219
Segment technology costs[3]	846,092	110,242	—	956,334
Segment selling, general and administrative[4]	247,510	47,629	—	295,139
Other segment adjustments[5]	(686)	—	—	(686)
Segment adjusted EBITDA	$ 323,803	$ (29,794)	$ —	$ 294,009

The following table sets forth the reconciliation of Segment adjusted EBITDA to Loss from continuing operations before income taxes in our consolidated statements of operations (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Total segment adjusted EBITDA	$ 742,609	$ 571,395	$ 294,009
Unallocated amounts and adjustments:			
Corporate expenses[6]	(324,361)	(373,534)	(369,750)
Depreciation and amortization	(129,484)	(148,676)	(184,633)
Interest expense, net	(509,643)	(447,878)	(295,231)
Loss on extinguishment of debt, net	(37,994)	(108,577)	(4,473)
Other, net[7]	(21,587)	13,751	136,645
Loss from continuing operations before income taxes	$ (280,460)	$ (493,519)	$ (423,433)

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM. Intersegment expenses are included within the Hospitality Solutions column.

(2) Segment cost of revenue, excluding technology costs, incurred by Travel Solutions and Hospitality Solutions consists primarily of costs associated with the delivery and distribution of our products and services and includes employee-related costs for our delivery, customer operations and call center teams as well as allocated overhead such as facilities and other support costs. Cost of revenue, excluding technology costs, for Travel Solutions also includes incentive consideration expense representing payments or other consideration to travel agencies for reservations made on our GDS which accrue on a monthly basis and Cost of revenue, excluding technology costs, also includes amortization of upfront incentive consideration representing upfront payments or other consideration provided to travel agencies for reservations made on our GDS which are capitalized and amortized over the expected life of the contract.

(3) Segment technology costs incurred by Travel Solutions and Hospitality Solutions consist of expenses related to third-party providers and employee-related costs to operate, maintain and enhance our technology operations including hosting, third-party software, and other associated costs.

(4) Segment selling, general and administrative expenses consist of professional service fees, provision for expected credit losses and personnel-related expenses for employees engaged in sales, sales support, account management and administrative support.

(5) Other segment adjustments include income from equity method investments recognized by Travel Solutions.

(6) Corporate expenses include certain shared expenses such as accounting, finance, human resources, legal, corporate systems, impairment and related charges, stock-based compensation, restructuring charges, legal reserves and other items not identifiable with one of our segments.

(7) Other, net includes a $180 million gain on the sale of AirCentre during 2022, non-operating gains recognized in 2023, $21 million of debt modification costs in 2024 and the impacts of realized and unrealized gains and losses from our investments in securities in all periods presented. In addition, 2022 includes pension settlement charges and all periods presented include foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. See Note 3. Acquisitions and Dispositions to our consolidated financial statements regarding the AirCentre sale and Note 17. Pension and Other Postretirement Benefit Plans to our consolidated financial statements regarding the pension settlements.

A significant portion of our revenue is generated through transaction-based fees that we charge to our customers. For Travel Solutions, we generate revenue from our distribution activities through transaction fees for bookings on our GDS, and from our IT solutions through recurring usage-based fees for the use of our SaaS and hosted systems, as well as upfront fees and professional services fees. For Hospitality Solutions, we generate revenue from recurring usage-based fees for the use of our SaaS and hosted systems, as well as upfront fees and professional services fees. Transaction-based revenue accounted for approximately 86% of our Travel Solutions revenue for each of the years ended December 31, 2024 and 2023, and 83% for the year ended December 31, 2022. Transaction-based revenue accounted for approximately 77%, 74% and 76% of our Hospitality Solutions revenue for each of the years ended December 31, 2024, 2023 and 2022, respectively. All equity method income relates to Travel Solutions.

Our revenues and long-lived assets, excluding goodwill and intangible assets, by geographic region are summarized below. Distribution revenue for the Travel Solutions business is attributed to countries based on the location of the travel supplier and IT Solutions revenue is based on the location of the customer. For Hospitality Solutions, revenue is attributed to countries based on the location of the customer. The majority of our revenues and long-lived assets are derived from the United States, Europe, and Asia-Pacific ("APAC") as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Revenue:			
United States	$ 1,141,501	$ 1,093,429	$ 958,927
Europe	587,903	590,157	627,772
APAC	541,315	501,539	335,056
All Other	758,846	722,613	615,260
Total	$ 3,029,565	$ 2,907,738	$ 2,537,015

	As of December 31,	
	2024	2023
Long-lived assets		
United States	$ 277,923	$ 266,196
Europe	22,213	25,704
APAC	6,439	5,145
All Other	9,151	6,526
Total	$ 315,726	$ 303,571

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation, we concluded that our internal control over financial reporting is effective as of December 31, 2024.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024, which is included in Item 8 of this Annual Report on Form 10-K.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as this term is defined in Exchange Act Rule 13a-15(f)) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

Securities Trading Arrangements

Rule 10b5-1 under the Exchange Act provides an affirmative defense that enables prearranged transactions in securities in a manner that avoids concerns about initiating transactions at a future date while possibly in possession of material non-public information. Our Insider Trading Policy permits our employees, including officers (as defined in Rule 16a-1(f) under the Exchange Act) ("Section 16 Officers"), and our directors to enter into trading plans designed to comply with Rule 10b5-1 under the Exchange Act. During the fourth quarter of 2024, none of our directors or Section 16 Officers adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities except as noted below:

Name and Title	Action	Date	Trading Arrangement		Aggregate Number of Securities to be Purchased or Sold	Expiration Date
			Rule 10b5-1*	Non-Rule 10b5-1**		
Elaine Paul, Director	Adoption	November 11, 2024	X		Sale of up to 24,325 shares of common stock in one or more transactions during 2025	May 12, 2025
* Intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act						
** Not intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act.						

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, and by Sabre that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy, including any amendments, is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The information set forth under the following headings of our definitive Proxy Statement for our 2025 annual meeting of stockholders (the "2025 Proxy Statement") is incorporated in this Item 10 by reference:

- "Certain Information Regarding Nominees for Director" under "Proposal 1. Election of Directors," which identifies our directors and nominees for our Board of Directors.

- "Other information—Delinquent Section 16(a) Reports."

- "Corporate Governance—Other Corporate Governance Practices and Matters—Code of Business Ethics," which describes our Code of Business Ethics.

- "Corporate Governance—Stockholder Nominations for Directors" and "Other Information—Proxy Access Nominations and Annual Meeting Advance Notice Requirements" which describe the procedures by which stockholders may nominate candidates for election to our Board of Directors.

- "Corporate Governance—Board Committees—Audit Committee," which identifies members of the Audit Committee of our Board of Directors and audit committee financial experts.

Information regarding our executive officers is reported under the caption "Information About Our Executive Officers" in Part I of this Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

The information set forth under the headings "Compensation Discussion and Analysis," "Executive Compensation" (excluding the information under the subheading "Pay-Versus-Performance Table"), "Proposal 1. Election of Directors—Director Compensation Program" and "Corporate Governance—Compensation Committee Interlocks and Insider Participation" of the 2025 Proxy Statement is incorporated in this Item 11 by reference.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" of the 2025 Proxy Statement is incorporated in this Item 12 by reference.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans as of December 31, 2024.

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Equity compensation plans approved by stockholders	37,835,654	$ 12.01	15,734,902

(a) Includes shares of common stock to be issued upon the exercise of outstanding options under our 2024 Omnibus Plan, 2024 Director Plan, 2023 Omnibus Plan, 2022 Director Plan, 2021 Omnibus Plan, 2019 Omnibus Plan, 2019 Director Plan, 2016 Omnibus Plan, and 2014 Omnibus Plan. Also includes 36,200,877 restricted share units under our 2024 Omnibus Plan, 2023 Omnibus Plan, 2021 Omnibus Plan, 2019 Omnibus Plan, 2016 Omnibus Plan, and 2014 Omnibus Plan (including shares that may be issued pursuant to outstanding performance-based restricted share units, assuming the target award is met; actual shares may vary, depending on actual performance).

(b) Excludes restricted share units which do not have an exercise price.

(c) Excludes securities reflected in column (a).

Sabre Corporation 2024 Omnibus Incentive Compensation Plan. The 2024 Omnibus Plan serves as a successor to the 2023 Omnibus Plan and provides for the issuance of stock options, restricted shares, restricted stock units ("RSUs") performance-based RSU awards ("PSUs"), cash incentive compensation and other stock-based awards.

Sabre Corporation 2024 Director Plan. The 2024 Director Plan serves as a successor to the 2022 Director Plan and provides for the issuance of RSUs, deferred share units ("DSUs"), and stock options to non-employee Directors.

Sabre Corporation 2023 Omnibus Incentive Compensation Plan. The 2023 Omnibus Plan serves as a successor to the 2021 Omnibus Plan and provides for the issuance of stock options, restricted shares, RSUs, PSUs, cash incentive compensation and other stock-based awards. All shares available for future grants, along with shares that were covered by prior awards of stock options granted under the 2023 Omnibus Plan that were forfeited or otherwise expire unexercised or without issuance of Sabre Corporation common stock, have been transferred to the 2024 Omnibus Plan. Therefore, as of December 31, 2024, no shares remained available for future grants under the 2023 Omnibus Plan.

Sabre Corporation 2022 Director Plan. The 2022 Director Plan serves as a successor to the 2019 Director Plan and provides for the issuance of RSUs, DSUs, and stock options to non-employee Directors. All shares available for future grants, along with shares that were covered by prior awards of stock options granted under the 2022 Director Plan that were forfeited or otherwise expire unexercised or without the issuance of shares of Sabre Corporation common stock, have been transferred to the 2024 Director Plan. Therefore, as of December 31, 2024, no shares remained available for future grants under the 2022 Director Plan.

Sabre Corporation 2021 Omnibus Incentive Compensation Plan. The 2021 Omnibus Plan serves as a successor to the 2019 Omnibus Plan and provides for the issuance of stock options, restricted shares, RSUs, PSUs, cash incentive compensation and other stock-based awards. All shares available for future grants, along with shares that were covered by prior awards of stock options granted under the 2021 Omnibus Plan that were forfeited or otherwise expire unexercised or without issuance of Sabre Corporation common stock, have been transferred to the 2023 Omnibus Plan and then to the 2024 Omnibus Plan. Therefore, as of December 31, 2024, no shares remained available for future grants under the 2021 Omnibus Plan.

Sabre Corporation 2019 Omnibus Incentive Compensation Plan. The 2019 Omnibus Plan serves as a successor to the 2016 Omnibus Plan provides for the issuance of stock options, restricted shares, RSUs, PSUs, cash incentive compensation and other stock-based awards. All shares available for future grants, along with shares that were covered by prior awards of stock options granted under the 2019 Omnibus Plan that were forfeited or otherwise expire unexercised or without issuance of Sabre Corporation common stock, have been transferred to the 2021 Omnibus Plan, then to the 2023 Omnibus Plan and then to the 2024 Omnibus Plan. Therefore, as of December 31, 2024, no shares remained available for future grants under the 2019 Omnibus Plan.

Sabre Corporation 2019 Director Plan. The plan provides for the issuance of RSUs, DSUs, and stock options to non-employee Directors. All shares available for future grants, along with shares that were covered by prior awards of stock options granted under the 2019 Director Plan that were forfeited or otherwise expire unexercised or without the issuance of shares of Sabre Corporation common stock, have been transferred to the 2022 Director Plan and then to the 2024 Director Plan. Therefore, as of December 31, 2024, no shares remained available for future grants under the 2019 Director Plan.

Sabre Corporation 2016 Omnibus Incentive Compensation Plan. The 2016 Omnibus Plan serves as a successor to the 2014 Omnibus Plan and provides for the issuance of stock options, restricted shares, RSUs, PSUs, cash incentive compensation and other stock-based awards. All shares available for future grants, along with shares that were covered by prior awards of stock options granted under the 2016 Omnibus Plan that were forfeited or otherwise expire unexercised or without issuance of Sabre Corporation common stock, have been transferred to the 2019 Omnibus Plan, then to the 2021 Omnibus Plan, then to the 2023 Omnibus Plan and then to the 2024 Omnibus Plan. Therefore, as of December 31, 2024, no shares remained available for future grants under the 2016 Omnibus Plan.

Sabre Corporation 2014 Omnibus Incentive Compensation Plan. The 2014 Omnibus Plan serves as successor to the Sovereign Management Equity Incentive Plan and Sovereign 2012 Management Equity Incentive Plan and provides for the issuance of stock options, restricted shares, RSUs, PSUs, cash incentive compensation and other stock-based awards. All shares available for future grants, along with shares that were covered by prior awards of stock options granted under the 2014 Omnibus Plan that were forfeited or otherwise expire unexercised or without issuance of Sabre Corporation common stock, have been transferred to the 2016 Omnibus Plan, then to the 2019 Omnibus Plan, then to the 2021 Omnibus Plan, then to the 2023 Omnibus Plan and then to the 2024 Omnibus Plan. Therefore, as of December 31, 2024, no shares remained available for future grants under the 2014 Omnibus Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information set forth under the headings "Certain Relationships and Related Party Transactions" and "Corporate Governance—Board Composition and Director Independence" of the 2025 Proxy Statement is incorporated in this Item 13 by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the headings "Principal Accounting Firm Fees" and "Audit Committee Approval of Audit and Non-Audit Services" of the 2025 Proxy Statement is incorporated in this Item 14 by reference.

ITEM 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

The following documents are filed as part of this report.

1. *Financial statements.* The financial statements are set forth under Item 8 of this Annual Report on Form 10-K.

2. *Financial statement schedules.* Schedule II Valuation and Qualifying Accounts is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the financial statements and notes thereto contained in Item 8.

All other financial statements and financial statement schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instruction, are not material or are not applicable and, therefore, have been omitted.

3. *Exhibits.*

Exhibit Number	Description of Exhibits
2.1	Asset Purchase Agreement, dated as of January 23, 2015 by and among Expedia Inc., Sabre GLBL Inc., Travelocity.com LP and certain affiliates of Sabre GLBL Inc. and Travelocity.com LP (incorporated by reference to Exhibit 2.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2015).
2.2	Share Purchase Agreement, dated as of May 14, 2015 by and between Abacus International Holdings Ltd and Sabre Technology Enterprises II Ltd. (incorporated by reference to Exhibit 2.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 14, 2015).
3.1	Fourth Amended and Restated Certificate of Incorporation of Sabre Corporation (incorporated by reference to Exhibit 3.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2019).
3.2	Eighth Amended and Restated Bylaws of Sabre Corporation (incorporated by reference to Exhibit 3.2 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024).
4.2	Indenture, dated as of April 14, 2015, among Sabre GLBL Inc., each of the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral agent. (incorporated by reference to Exhibit 4.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2015).
4.3	Form of 5.375% Senior Secured Notes due 2023 (included in Exhibit 4.2).
4.4	Indenture, dated as of November 9, 2015, among Sabre GLBL Inc., each of the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral agent. (incorporated by reference to Exhibit 4.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9 2015).
4.5	Form of 5.250% Senior Secured Notes due 2023 (included in Exhibit 4.4).
4.6*	Description of Sabre Corporation's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
10.1	Loan Agreement, dated March 29, 2007, between Sabre Headquarters, LLC, as borrower, and JPMorgan Chase Bank, N.A., as lender (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.2	Amendment and Restatement Agreement, dated as of February 19, 2013, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto, the lenders party thereto, Deutsche Bank AG New York Branch, as administrative agent and Bank of America, N.A. as successor administrative agent (incorporated by reference to Exhibit 10.2 of Sabre Corporation's Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 10, 2014).
10.3	Amended and Restated Guaranty, dated as of February 19, 2013, among Sabre Holdings Corporation, certain subsidiaries of Sabre Inc. from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.3 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.4	Amended and Restated Pledge and Security Agreement, dated as of February 19, 2013, among Sabre Holdings Corporation, Sabre Inc., certain subsidiaries of Sabre Inc. from time to time party thereto and Bank of America, N.A., as administrative agent for the secured parties (incorporated by reference to Exhibit 10.4 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.5	First Lien Intercreditor Agreement, dated as of May 9, 2012, among Sabre Inc., Sabre Holdings Corporation, the other grantors party thereto, Deutsche Bank AG New York Branch, as administrative agent and authorized representative for the Credit Agreement secured parties, Wells Fargo Bank, National Association, as the Initial First Lien Collateral Agent and initial additional authorized representative, each Additional First Lien Collateral Agent and each additional Authorized Representative (incorporated by reference to Exhibit 10.5 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).

Exhibit Number	Description of Exhibits
10.6	First Incremental Term Facility Amendment to Amended and Restated Credit Agreement, dated as of September 30, 2013, among Sabre Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto, and Bank of America, N.A., as incremental term lender and administrative agent (incorporated by reference to Exhibit 10.7 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.7+	Sovereign Holdings, Inc. Management Equity Incentive Plan adopted June 11, 2007, as amended April 22, 2010 (incorporated by reference to Exhibit 10.8 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.8+	Form of Non Qualified Stock Option Grant Agreement under Sovereign Holdings, Inc. Management Equity Incentive Plan adopted June 11, 2007, as amended April 22, 2010 (incorporated by reference to Exhibit 10.9 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.9+	Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan adopted September 14, 2012 (incorporated by reference to Exhibit 10.16 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.10+	Form of Non Qualified Stock Option Grant Agreement under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan (incorporated by reference to Exhibit 10.17 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.11+	Form of Restricted Stock Unit Grant Agreement under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan (incorporated by reference to Exhibit 10.18 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.12+	Form of Restricted Stock Unit Grant Agreement for Non Employee Directors under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan (incorporated by reference to Exhibit 10.20 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.13+	Form of Non Qualified Stock Option Grant Agreement for Non Employee Directors under the Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan (incorporated by reference to Exhibit 10.21 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 21, 2014).
10.14	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of February 20, 2014, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties, Bank of America, N.A., as administrative agent and the Lenders thereto (incorporated by reference to Exhibit 10.38 of Sabre Corporation's Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 10, 2014).
10.15	First Revolver Extension Amendment to Amended and Restated Credit Agreement, dated as of February 20, 2014, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties, Bank of America, N.A., as administrative agent and the Revolving Credit Lenders thereto (incorporated by reference to Exhibit 10.39 of Sabre Corporation's Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 10, 2014).
10.16	First Incremental Revolving Credit Facility Amendment to Amended and Restated Credit Agreement, dated as of February 20, 2014, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties, Bank of America, N.A., as administrative agent and the Revolving Credit Lenders thereto (incorporated by reference to Exhibit 10.40 of Sabre Corporation's Amendment No. 1 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 10, 2014).
10.17	Income Tax Receivable Agreement dated as of April 23, 2014 between Sabre Corporation and Sovereign Manager Co-Invest, LLC (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2014).
10.18	Amended and Restated Stockholders' Agreement dated as of April 23, 2014 by and among Sabre Corporation and the stockholders party thereto (incorporated by reference to Exhibit 10.2 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 23, 2014).
10.19+	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.20 of Sabre Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 16, 2018).

Exhibit Number	Description of Exhibits
10.20+	Sabre Corporation 2014 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.48 of Sabre Corporation's Amendment No. 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 26, 2014).
10.21+	Form of Restricted Stock Unit Grant Agreement under the Sabre Corporation 2014 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.49 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2015).
10.22+	Form of Non Qualified Stock Option Grant Agreement under the Sabre Corporation 2014 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.50 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2015).
10.23+	Form of Restricted Stock Unit Annual Grant Agreement for Non Employee Directors under the Sabre Corporation 2014 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.51 of Sabre Corporation's Amendment No. 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 26, 2014).
10.24+	Form of Restricted Stock Unit Initial Grant Agreement for Non Employee Directors under the Sabre Corporation 2014 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.52 of Sabre Corporation's Amendment No. 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 26, 2014).
10.25	Supplement No. 1, dated as of December 31, 2012, to the Pledge and Security Agreement dated as of May 9, 2012, among Sabre Holdings Corporation, Sabre Inc., the subsidiary guarantors and Wells Fargo Bank, National Association, as collateral agent for the secured parties (incorporated by reference to Exhibit 10.53 of Sabre Corporation's Amendment No. 4 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 31, 2014).
10.26+	Sabre Corporation Non-Employee Directors Compensation Deferral Plan dated October 29, 2014 (incorporated by reference to Exhibit 10.57 of Sabre Corporation's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 26, 2015).
10.27	Second Amended and Restated Stockholders' Agreement dated as of February 6, 2015 by and among Sabre Corporation and the stockholders party thereto (incorporated by reference to Exhibit 10.58 of Sabre Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2015).
10.28	Pledge and Security Agreement, dated as of April 14, 2015, among Sabre GLBL Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2015).
10.29	Pledge and Security Agreement, dated as of November 9, 2015, among Sabre GLBL Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2015).
10.30+	Sabre Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 16, 2015).
10.31†	Master Services Agreement dated as of November 1, 2015, between Sabre GLBL, Inc. and HP Enterprise Services, LLC, as provider (incorporated by reference to Exhibit 10.65 of Sabre Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 19, 2016).
10.32+	Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2016).
10.33+	Form of Restricted Stock Unit Grant Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.44 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2017).
10.34+	Form of Non-Qualified Stock Option Grant Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.45 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2017).
10.35	Joinder Agreement to Second Amended and Restated Stockholders' Agreement, dated January 5, 2016, by Sovereign Co-Invest II, LLC (incorporated by reference to Exhibit 10.66 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2016).
10.36	Joinder Agreement to Amended and Restated Registration Rights Agreement, dated January 5, 2016, by Sovereign Co-Invest II, LLC (incorporated by reference to Exhibit 10.67 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2016).

Exhibit Number	Description of Exhibits
10.37	Revolving Facility Refinancing Amendment to Amended and Restated Credit Agreement, dated July 18, 2016, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and the Revolving Credit Lenders party thereto (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2016).
10.38	Amendment No. 2 to Amended and Restated Credit Agreement, dated July 18, 2016, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and the Lenders party thereto (incorporated by reference to Exhibit 10.2 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2016).
10.39	Second Incremental Term Facility Amendment to Amended and Restated Credit Agreement, dated July 18, 2016, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and the Incremental Term A Lenders party thereto (incorporated by reference to Exhibit 10.3 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2016).
10.40	Amendment dated December 22, 2016, to that certain Master Services Agreement dated as of November 1, 2015 by and between HP Enterprise Services, LLC and Sabre GLBL Inc. (incorporated by reference to Exhibit 10.56 of Sabre Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2017).
10.41	Third Incremental Term Facility Amendment to Amended and Restated Credit Agreement, dated February 22, 2017, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent, the 2017 Incremental Term Lenders party thereto and each other Lender party thereto (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 24, 2017).
10.42	Amendment Number Two, dated May 1, 2017, to that certain Master Services Agreement dated as of November 1, 2015 by and between Enterprises Services, LLC (f/k/a HP Enterprise Services, LLC) and Sabre GLBL Inc. (incorporated by reference to Exhibit 10.62 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2017).
10.43	Fourth Incremental Term Facility Amendment to Amended and Restated Credit Agreement, dated August 23, 2017, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and the 2017 B-1 Incremental Term Lenders party thereto (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2017).
10.44	Term Loan A Refinancing Amendment to Amended and Restated Credit Agreement, dated August 23, 2017, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and the 2017 Other Term A Lenders party thereto (incorporated by reference to Exhibit 10.2 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2017).
10.45	Second Revolving Facility Refinancing Amendment to Amended and Restated Credit Agreement, dated August 23, 2017, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and Lenders party thereto (incorporated by reference to Exhibit 10.3 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2017).
10.46+	Sabre Corporation Executive Severance Plan (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2017).
10.47	Fifth Term Loan B Refinancing Amendment to Amended and Restated Credit Agreement, dated March 2, 2018, among Sabre GLBL Inc., Sabre Holdings Corporation, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and the 2018 Other Term B Lenders party thereto (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 2, 2018).
10.48+	Form of Executive Officer Restricted Stock Unit Grant Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.37 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2018).

Exhibit Number	Description of Exhibits
10.49+	Form of Non-Qualified Stock Option Grant Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.38 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2018).
10.50+	Form of Chairman of the Board Restricted Stock Unit Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.58 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2018).
10.51+	Form of Global Form of Restricted Stock Unit Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.61 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2018).
10.52+	Form of Global Form of Stock Option Grant Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.62 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2018).
10.53+	Form of Restricted Stock Unit Agreement under the Sabre Corporation the 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.68 of Sabre Corporation's Quarterly Report on Form-1Q filed with the Securities and Exchange Commission on May 1, 2019).
10.54+	Form of Executive Officer Stock Option Grant Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.69 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2019).
10.55+	Form of Executive Officer Restricted Stock Unit Grant Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.70 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2019).
10.56+	Form of Non-Executive Chairman Restricted Stock Unit Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.71 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2019).
10.57+	Form of Non-Employee Director Restricted Stock Unit Annual Grant Agreement under the Sabre Corporation 2016 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.72 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2019).
10.58+	Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2019).
10.59+	Sabre Corporation 2019 Director Equity Compensation Plan (incorporated by reference to Exhibit 10.2 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2019).
10.60+	Form of Executive Stock Option Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.75 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2019).
10.61+	Form of Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.76 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2019).
10.62+	Form of Non-Employee Director Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Director Equity Compensation Plan. incorporated by reference to Exhibit 10.77 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2019).
10.63	Payment and Termination Agreement, dated December 18, 2019 by and between Sabre Corporation and Sovereign Manager Co-Invest, LLC (incorporated by reference to Exhibit 10.78 of Sabre Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2020)
10.64+	Form of Award Agreement for Long-Term Cash Program under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.01 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2020).
10.65	Indenture, dated as of April 17, 2020, among Sabre GLBL Inc., each of the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2020).

Exhibit Number	Description of Exhibits
10.66	Form of 9.250% Senior Secured Notes due 2025 (incorporated by reference to Exhibit 4.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2020).
10.67	Indenture, dated as of April 17, 2020, among Sabre GLBL Inc., Sabre Corporation, Sabre Holdings Corporation and Wells Fargo Bank, National Association as trustee (incorporated by reference to Exhibit 4.3 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2020).
10.68	Form of 4.000% Exchangeable Senior Notes due 2025 (incorporated by reference to Exhibit 4.3 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2020).
10.69	Pledge and Security Agreement, dated April 17, 2020, among Sabre GLBL, Inc., Sabre Holdings Corporation, the subsidiary guarantor party thereto and Wells Fargo Bank, National Association, as collateral agent ((incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2020).
10.70+	Form of Non-Employee Director Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Director Equity Compensation Plan (incorporated by reference to Exhibit 10.80 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020).
10.71+	Form of Executive Officer Stock Option Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.81 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020).
10.72+	Form of Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.82 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020).
10.73+	Form of Executive Officer Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.83 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020).
10.74+	Form of Executive Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.84 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020).
10.75+	Form of Executive Officer Stock Option Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.85 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020).
10.76+	Form of Executive Officer Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.86 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020).
10.77+	Form of Executive Officer Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.87 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020).
10.78+	Form of Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.88 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020).
10.79+	Form of Executive Officer Restricted Stock Unit Grant Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.89 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020).
10.80+	Form of Non-Employee Director Restricted Stock Unit Grant Agreement (Initial Grant) under the Sabre Corporation 2019 Director Equity Compensation Plan (incorporated by reference to Exhibit 10.90 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020).
10.81+	Letter Agreement by and between Sabre Corporation and Roshan Mendis, dated June 2, 2020 (incorporated by reference to Exhibit 10.91 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020).
10.82+	Letter Agreement by and between Sabre Corporation and David D. Moore, dated June 3, 2020 (incorporated by reference to Exhibit 10.92 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2020).
10.83	Indenture, dated as of August 27, 2020, among Sabre GLBL Inc., each of the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2020).
10.84	Form of 7.375% Senior Secured Notes due 2025 (incorporated by reference to Exhibit 4.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2020).

Exhibit Number	Description of Exhibits
10.85	Pledge and Security Agreement, dated as of August 27, 2020, among Sabre GLBL Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as collateral agent. (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 27, 2020).
10.86+	Letter Agreement between Sabre Corporation and Shawn Williams dated July 15, 2020 (incorporated by reference to Exhibit 10.94 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020).
10.87+	Letter Agreement between Sabre Corporation and Scott Wilson, dated July 30, 2020 (incorporated by reference to Exhibit 10.95 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020).
10.88	Indenture, dated as of August 27, 2020, among Sabre GLBL Inc. each of the guarantors party thereto and Wells Fargo Bank National Association, as trustee and collateral agent incorporated by reference to Exhibit 10.97 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020).
10.89	Form of 7.375% Senior Secured Notes due 2025 (incorporated by reference to Exhibit 10.97 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020).
10.90	Amendment No. 3 to Amended and Restated Credit Agreement, dated December 17, 2020, among Sabre GLBL Inc., as Borrower, Sabre Holdings Corporation, as Holdings, the Lenders party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2020).
10.91	Sixth Term A Loan Refinancing and Incremental Amendment to Amended and Restated Credit Agreement, dated December 17, 2020, among Sabre GLBL Inc., as Borrower, Sabre Holdings Corporation, as Holdings, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent, Bank of America, N.A., as the 2020 Other Term B Lender and Bank of America, N.A., as the 2020 Incremental Term Lender (incorporated by reference to Exhibit 10.2 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2020).
10.92+	Sabre Corporation 2021 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2021).
10.93+	Form of Executive Restricted Stock Unit Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.99 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021).
10.94+	Form of Non-Employee Director Restricted Stock Unit Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.100 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021).
10.95+	Form of Executive Restricted Stock Unit Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan. (incorporated by reference to Exhibit 10.101 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021).
10.96+	Form of Executive Restricted Stock Unit Agreement under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.102 of Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021).
10.97	Amendment No. 4 to Amended and Restated Credit Agreement, dated July 12, 2021, among Sabre GLBL Inc., as Borrower, Sabre Holdings Corporation, as Holdings, the Lenders party thereto and Bank of America, N.A., as administrative Agent (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2021).
10.98	Fourth Revolving Refinancing Amendment to Amended and Restated Credit Agreement, dated July 12, 2021, among Sabre GLBL Inc., as Borrower, Sabre Holding Corporation, as Holdings, each of the other Loan Parties thereto, Bank of America, N.A., as Administrative Agent and Bank of America, N.A., as the 2020 Other Term B-1 Lender (incorporated by reference to Exhibit 10.2 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2021).

Exhibit Number	Description of Exhibits
10.99	Seventh Term B Loan Refinancing Amendment to Amended and Restated Credit Agreement, dated July 12, 2021, among Sabre GLBL Inc., as Borrower, Sabre Holdings Corporation, as Holdings, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and Bank of America, N.A., as the 2021 Other Term B-2 Lender (incorporated by reference to Exhibit 10.3 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 13, 2021).
10.100	Sales Agreement, dated August 19, 2021, by and between Sabre Corporation and BofA Securities, Inc., Citigroup Global Markets Inc. and Mizuho Securities USA LLC (incorporated by reference to Exhibit 1.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2021).
10.101+	Employment Agreement, by and between Sabre Global Technologies Limited and Roshan Mendis, effective from January 1, 2022 (incorporated by reference to Exhibit 10.113 of Sabre Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 2022).
10.102	First Term Loan B Extension Amendment and Eighth Term Loan B Refinancing Amendment to Amended and Restated Credit Agreement, dated March 9, 2022, among Sabre GLBL Inc., as Borrower, Sabre Holdings Corporation, as Holdings, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and Bank of America, N.A., as the 2022 Other Term B Lender (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2022).
10.103+	Sabre Corporation 2022 Director Equity Compensation Plan (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 2022).
10.104+	Offer Letter by and between Sabre Corporation and Mike Randolfi, effective August 22, 2022 (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2022).
10.105+	Form of Executive Restricted Stock Unit Grant Agreement under the Sabre Corporation 2021 Omnibus Incentive Compensation Plan (incorporated by reference to the Exhibit 10.110 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2022).
10.106+	Form of Executive Restricted Stock Unit Grant Agreement under the Sabre Corporation 2021 Omnibus Incentive Compensation Plan (incorporated by reference to the Exhibit 10.111 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2022).
10.107	Second Term Loan B Extension Amendment and Ninth Term Loan B Refinancing Amendment to Amended and Restated Credit Agreement, dated August 15, 2022, among Sabre GLBL Inc., as Borrower, Sabre Holdings Corporation, as Holdings, each of the other Loan Parties party thereto, Bank of America, N.A., as Administrative Agent and Bank of America, N.A., as the 2022 Other Term B-2 Lender (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2022).
10.108+	Offer Letter by and between Sabre Corporation and Garry Wiseman effective August 1, 2022 (incorporated by reference to Exhibit 10.114 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2022).
10.109	Indenture, dated as of December 6, 2022 among Sabre GLBL Inc., each of the guarantors party thereto and Computershare Trust Company, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2022).
10.110	Form of 11.250% Senior Secured Notes due 2027 (incorporated by reference to Exhibit 4.2 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2022).
10.111	Pledge and Security Agreement, dated as of December 6, 2022, among Sabre GLBL Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto and Computershare Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2022).
10.112	Receivables Financing Agreement, dated as of the Closing Date, among the SPE, Sabre GLBL, Inc. and Sabre Global Technologies Limited, as initial servicers, the Administrative Agent, the lenders party thereto, and PNC Bank, N.A. (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2023).
10.113+	Employment Agreement by and between the Company and Sean Menke, dated February 28, 2023 (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2023).
10.114+	Offer Letter by and between Sabre and Kurt Ekert, dated February 28, 2023. (incorporated by reference to Exhibit 10.2 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 1, 2023).

Exhibit Number	Description of Exhibits
10.115	Sale and Contribution Agreement, dated as of March 30, 2023, by and among Sabre Securitization, LLC, Sabre GLBL Inc., GetThere L.P., Radixx Solutions International, Inc. and Prism Group, Inc. (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2023).
10.116	English Sale Agreement, dated as of March 30, 2023, by and among Sabre Securitization, LLC and Sabre Global Technologies Limited (incorporated by reference to Exhibit 10.2 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 31, 2023).
10.117+	Sabre Corporation 2023 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2023).
10.118+	Offer Letter by and between Sabre Corporation and Ann Bruder effective May 1, 2023 (incorporated by reference to Exhibit 10.121 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2023).
10.119	Amendment No. 5 to Amended and Restated Credit Agreement, dated May 16, 2023, among Sabre GLBL Inc., as Borrower and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2023).
10.120	Commitment Letter, dated May 25, 2023, among Sabre GLBL, Inc. and Lenders (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2023).
10.121	First Amendment to Commitment Letter, dated June 7, 2023, among Sabre GLBL, Inc. and Lenders (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 2023).
10.122	Term Loan Credit Agreement, dated as of June 13, 2023, among Sabre Financial Borrower, LLC, as borrower, Sabre Financing Holdings, LLC, as holdings, the subsidiary guarantors party thereto, the lenders party thereto and Wilmington Trust, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2023).
10.123	Guaranty, dated as of June 13, 2023, among Sabre Financing Holdings, LLC, as holdings, certain subsidiaries party thereto, and Wilmington Trust, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2023)).
10.124	First Lien Pari Passu Credit Agreement, dated as of June 13, 2023, among Sabre GLBL Inc., as borrower, Sabre Holdings Corporation, as holdings, Sabre Financial Borrower, LLC, as lender, and Wilmington Trust, National Association, as administrative agent (incorporated by reference to Exhibit 10.3 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2023).
10.125	Guaranty, dated as of June 13, 2023, among Sabre Holdings Corporation, as holdings, certain subsidiaries party thereto, and Wilmington Trust, National Association, as administrative agent (incorporated by reference to Exhibit 10.4 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2023).
10.126+	Form of Non-Employee Director Restricted Unit Grant Agreement under the Sabre Corporation 2022 Director Equity Compensation Plan (incorporated by reference to Exhibit 10.123 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2023).
10.127+	Form of Executive Restricted Stock Unit Grant Agreement under the Sabre Corporation 2023 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.124 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2023).
10.128+	Form of Executive Restricted Stock Unit Grant Agreement under the Sabre Corporation 2023 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.125 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2023).
10.129+	Executive Restricted Stock Unit Grant Agreement under the Sabre Corporation 2023 Omnibus Incentive Compensation Plan made as of May 15, 2023 between Sabre Corporation and Sean Menke (incorporated by reference to Exhibit 10.126 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2023).
10.130	Indenture, dated as of September 7, 2023 among Sabre GLBL Inc., each of the guarantors party thereto and Computershare Trust Company, National Association, as trustee and collateral agent incorporated by reference to Exhibit 4.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2023).
10.131	Form of 8.625% Senior Secured Notes due 2027incorporated by reference to Exhibit 4.2 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2023).

Exhibit Number	Description of Exhibits
10.132	Pledge and Security Agreement, dated as of September 7, 2023, among Sabre GLBL Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto and Computershare Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2023).
10.133	First Supplemental Indenture, dated as of March 7, 2024, among Sabre GLBL Inc., each of the guarantors party thereto and Computershare Trust Company, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.2 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2024).
10.134	Indenture, dated as of March 19, 2024, by and among Sabre GLBL Inc., the guarantors party thereto, and U.S. Bank Trust Company, National Association as trustee (incorporated by reference to Exhibit 4.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2024).
10.135	Form of 7.32% Exchangeable Senior Notes due 2026 (incorporated by reference to Exhibit 4.2 and included in Exhibit 4.1 of Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2024).
10.136	First Amendment to Receivables Financing Agreement, dated as of March 29, 2024, among Sabre Securitization, LLC, as borrower, Sabre Corporation, as parent, Sabre GLBL, Inc. and Sabre Global Technologies Limited, as servicers, PNC Bank, National Association, as administrative agent and Class A Lender Representative, Centerbridge Credit CS, L.P., as Class B Lender Representative, the lenders party thereto, and PNC Capital Markets LLC, as structuring agent (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2024).
10.137+	Form of Non-Employee Director Restricted Stock Unit Agreement under the Sabre Corporation 2024 Director Equity Compensation Plan (incorporated by reference to Exhibit 10.143 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024).
10.138+	Form of Executive Restricted Stock Unit Grant Agreement under the Sabre Corporation 2024 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.144 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024).
10.139+	Form of Executive Restricted Stock Unit Grant Agreement under the Sabre Corporation 2024 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.145 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 1, 2024).
10.140+	Offer letter by and between Sabre Corporation and Rochelle Boas effective October 14, 2024 (incorporated by reference to Exhibit 10.146 of the Sabre Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024.
10.141	Indenture, dated as of November 25, 2024, among Sabre GLBL Inc., each of the guarantors party thereto and Computershare Trust Company, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024.
10.142	Form of 10.750% Senior Secured Notes due 2029 (included by reference to Exhibit 4.2 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024).
10.143	First Supplemental Indenture, dated as of November 27, 2024, among Sabre GLBL Inc., each of the guarantors party thereto and Computershare Trust Company, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.3 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024).
10.144	Pledge and Security Agreement, dated as of November 25, 2024, among Sabre GLBL Inc., Sabre Holdings Corporation, the subsidiary guarantors party thereto and Computershare Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of the Sabre Corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 2, 2024).
10.145*	Third Term Loan B Extension Amendment to Amended and Restated Credit Agreement, dated as of November 25, 2024, among Sabre Holdings Corporation, Sabre GLBL Inc., the other loan parties thereto, Bank of America, N.A. as administrative agent, and the Term B Lenders party thereto.
10.146*	Fourth Term Loan B Extension Amendment to Amended and Restated Credit Agreement, dated as of November 25, 2024, among Sabre Holdings Corporation, Sabre GLBL Inc., the other loan parties thereto, Bank of America, N.A. as administrative agent, and the Term B Lenders party thereto.
19.1*	Sabre Corporation Insider Trading Policy dated as of December 11, 2024.
21.1*	List of Subsidiaries
23.1*	Consent of Ernst & Young LLP

Exhibit Number	Description of Exhibits
24.1*	Powers of Attorney (included on signature page)
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Sabre Corporation Clawback Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (incorporated by reference to Exhibit 97.1 of the Sabre Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 15, 2024).
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase
104*	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

_____

\+ Indicates management contract or compensatory plan or arrangement.

† Confidential treatment has been granted to portions of this exhibit by the Securities and Exchange Commission.

* Filed herewith.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SABRE CORPORATION

Date: February 20, 2025

By: /s/ Michael Randolfi
Michael Randolfi
Executive Vice President and
Chief Financial Officer

KNOW ALL BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Kurt Ekert, Michael Randolfi, and Steve Milton, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Kurt Ekert Kurt Ekert	Chief Executive Officer, President and Director (Principal Executive Officer)	February 20, 2025
/s/ Michael Randolfi Michael Randolfi	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 20, 2025
/s/ Jami B. Kindle Jami B. Kindle	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 20, 2025
/s/ George Bravante, Jr. George Bravante, Jr.	Director	February 20, 2025
/s/ Hervé Couturier Hervé Couturier	Director	February 20, 2025
/s/ Eric Kelly Eric Kelly	Director	February 20, 2025
/s/ Gail Mandel Gail Mandel	Chair of the Board and Director	February 20, 2025
/s/ Phyllis Newhouse Phyllis Newhouse	Director	February 20, 2025
/s/ Elaine Paul Elaine Paul	Director	February 20, 2025
/s/ Karl Peterson Karl Peterson	Director	February 20, 2025
/s/ John Scott John Scott	Director	February 20, 2025
/s/ Wendi Sturgis Wendi Sturgis	Director	February 20, 2025

SABRE CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
DECEMBER 31, 2024, 2023 AND 2022
(In millions)

	Balance at Beginning	Charged to Expense or Other Accounts	Write-offs and Other Adjustments	Balance at End of Period
Allowance for Credit Losses				
Year Ended December 31, 2024	$ 34.3	$ 2.1	$ (10.6)	$ 25.8
Year ended December 31, 2023	$ 38.8	$ 5.9	$ (10.4)	$ 34.3
Year ended December 31, 2022	$ 59.6	$ —	$ (20.8)	$ 38.8
Valuation Allowance for Deferred Tax Assets				
Year Ended December 31, 2024	$ 651.4	$ 76.5	$ (0.1)	$ 727.8
Year ended December 31, 2023	$ 484.2	$ 162.7	$ 4.5	$ 651.4
Year ended December 31, 2022	$ 429.9	$ 56.3	$ (2.0)	$ 484.2

BOARD OF DIRECTORS

George Bravante, Jr.
Co-founder of Bravante-Curci Investors, LP
Owner of Bravante Produce, and
CEO of Pacific Agricultural Realty, LP

Hervé Couturier
President, Kerney Partners

Kurt Ekert
Chief Executive Officer and President,
Sabre Corporation

Eric Kelly
Chairman and CEO, Overland Tandberg Inc.

Gail Mandel
Managing Director, Focused Point
Ventures, LLC
Chair of the Board, Sabre Corporation

Phyllis Newhouse
Founder and CEO, Xtreme Solutions, Inc.

Elaine Paul
Corporate Director

Karl Peterson
Former Senior Partner of TPG and Managing Partner,
TPG Pace Group

John Scott
Founder and Chairman of Park House

Wendi Sturgis
Chief Executive Officer, cleverbridge GmbH

EXECUTIVE OFFICERS

Kurt Ekert
Chief Executive Officer
and President

Rochelle Boas
Executive Vice President
and Chief Legal Officer

Jennifer Catto
Executive Vice President
and Chief Marketing Officer

Joe DiFonzo
Executive Vice President
and Chief Information Officer

Roshan Mendis
Executive Vice President
and Chief Commercial Officer,
Travel Solutions

Michael Randolfi
Executive Vice President
and Chief Financial Officer

Shawn Williams
Executive Vice President
and Chief Administrative Officer

Scott Wilson
Executive Vice President, Sabre
and President, Hospitality Solutions

Garry Wiseman
Executive Vice President
and Chief Product and
Technology Officer, Travel Solutions

CORPORATE INFORMATION

Stock Exchange Listing – Common Stock
NASDAQ: SABR

Annual Meeting
Wednesday, April 23, 2025 at 9:30 a.m. (CDT)

Sabre Global Headquarters
3150 Sabre Drive
Southlake, Texas 76092
(682) 605-1000

Transfer Agent
Equiniti Trust Company, LLC
55 Challenger Road, 2nd Floor
Ridgefield Park, NJ 07660
(800) 937-5449

Independent Auditors
Ernst & Young LLP
2323 Victory Avenue, Suite 2000
Dallas, Texas 75219



